                          OFFER TO PURCHASE FOR CASH

             Any and All of the Outstanding Shares of Common Stock (Together with the Associated Preferred Stock Purchase Rights)

                                      of

                                 Peapod, Inc.

                                      at

                      $2.15 Net Per Share of Common Stock

                                      by

                            Bean Acquisition Corp.
                    an indirect wholly owned subsidiary of
                            Koninklijke Ahold N.V.

                                 (Royal Ahold)


        THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON THURSDAY, AUGUST 23, 2001, UNLESS THE OFFER IS EXTENDED.

   This tender offer is an integral part of the transactions contemplated by, and is being made pursuant to, the Agreement and Plan of Merger, dated as of July 16, 2001, as amended (the "Merger Agreement"), by and among Koninklijke Ahold N.V. ("Royal Ahold"), Ahold U.S.A. Holdings, Inc., Bean Acquisition Corp. (the "Purchaser") and Peapod, Inc. ("Peapod").

   The board of directors of Peapod, based on the unanimous recommendation of a special committee (the "Special Committee") of independent directors of Peapod:
(1) has determined that the Merger Agreement, the tender offer and the merger are fair to and in the best interests of the holders (the "Holders") (other than Royal Ahold and its affiliates) of shares of common stock, par value $0.01 per share, of Peapod (the "Common Stock"), (2) has approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including, without limitation, the tender offer and the merger and (3) has resolved, subject to the terms and conditions of the Merger Agreement, to recommend that the Holders accept the tender offer, tender their shares of Common Stock pursuant to the tender offer and approve and adopt the Merger Agreement and the merger if submitted for their approval.

   William Blair & Company, L.L.C., the financial advisor to the Special Committee, has delivered to the Special Committee its written opinion that the consideration to be received by the Holders (other than Royal Ahold and its affiliates) in the tender offer and the merger is fair to such Holders from a financial point of view. See "Special Factors--Opinion of the Financial Advisor to the Special Committee."

   This tender offer is not conditioned upon any minimum number of shares of Common Stock being tendered. However, the tender offer is subject to certain other terms and conditions described in "The Tender Offer--Section 12 --Conditions of the Offer."

   This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.
                               -----------------

                                   IMPORTANT

   A summary of the principal terms of this tender offer appears on pages 1-5 of this Offer to Purchase.

   Any Holder desiring to tender all or any portion of the shares of Common Stock owned by such Holder should either (1) complete and sign the Letter of Transmittal or a copy thereof in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with the certificate(s) evidencing tendered shares of Common Stock, and any other required documents, to the Depositary (as defined below), (2) tender such shares of Common Stock pursuant to the procedures for book-entry transfer set forth in "The Tender Offer--Section 3--Procedures for Tendering Shares" or (3) request such Holder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such Holder. Any Holder whose shares of Common Stock are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such Holder desires to tender such shares of Common Stock.

   Unless the context indicates otherwise, references to shares of Common Stock include references to the associated preferred stock purchase rights (the "Rights") issued pursuant to the Amended and Restated Stockholders Rights Agreement (the "Rights Agreement"), amended and restated as of October 12, 2000, and further amended as of July 16, 2001, by and between Peapod and First Chicago Trust Company of New York, a division of Equiserve, as Rights Agent. In order to validly tender shares of Common Stock, a Holder must tender the associated Rights. Unless a Distribution Date (as defined in the Rights Agreement) has occurred, the tender of a share of Common Stock will constitute the tender of the associated Right. See "The Tender Offer--Section 3--Procedures for Tendering Shares."

   Any Holder who desires to tender shares of Common Stock and whose certificate(s) evidencing such shares of Common Stock are not immediately available, or who cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, may tender such shares of Common Stock by following the procedures for guaranteed delivery set forth in "The Tender Offer--Section 3--Procedures for Tendering Shares."

   Copies of this Offer to Purchase, the Letter of Transmittal or any related documents must not be mailed to or otherwise distributed or sent in, into or from any country where such distribution or offering would require any additional measures to be taken or would be in conflict with any law or regulation of such country or any political subdivision thereof. Persons into whose possession this document comes are required to inform themselves about and to observe any such laws or regulations. This Offer to Purchase may not be used for, or in connection with, any offer to, or solicitation by, anyone in any jurisdiction or under any circumstances in which such offer or solicitation is not authorized or is unlawful.

   Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal or other related tender offer materials may be obtained at no cost from the Information Agent or from brokers, dealers, commercial banks or trust companies.

July 27, 2001

                               TABLE OF CONTENTS

                                                                                                       Page
                                                                                                       ----
SUMMARY TERM SHEET....................................................................................   1

INTRODUCTION..........................................................................................   8

SPECIAL FACTORS.......................................................................................  11
   Background of the Offer............................................................................  11
   Recommendation of the Special Committee and the Board of Directors of Peapod; Fairness of the
     Offer and the Merger.............................................................................  11
   Opinion of the Financial Advisor to the Special Committee..........................................  15
   Position of Royal Ahold, Holdings and the Purchaser Regarding Fairness of the Offer and the Merger.  24
   Purpose and Structure of the Offer and the Merger; Reasons of Royal Ahold for the Offer and the
     Merger...........................................................................................  25
   Plans for Peapod after the Offer and the Merger; Certain Effects of the Offer......................  25
   The Merger Agreement...............................................................................  27
   Appraisal Rights...................................................................................  35
   Beneficial Ownership of the Common Stock and the Series C Convertible Preferred Stock..............  38
   Transactions and Arrangements Concerning the Shares................................................  39
   Related Party Transactions.........................................................................  41
   Interests of Certain Persons in the Offer and the Merger...........................................  46

THE TENDER OFFER......................................................................................  47
    1. Terms of the Offer.............................................................................  47
    2. Acceptance for Payment and Payment for Shares..................................................  50
    3. Procedures for Tendering Shares................................................................  51
    4. Withdrawal Rights..............................................................................  55
    5. Certain United States Federal Income Tax Consequences..........................................  56
    6. Price Range of Shares; Dividends...............................................................  58
    7. Certain Information Concerning Peapod..........................................................  58
    8. Certain Information Concerning the Purchaser, Holdings and Royal Ahold.........................  67
    9. Source and Amount of Funds.....................................................................  68
   10. Dividends and Distributions....................................................................  68
   11. Effect of the Offer on the Market for the Shares; Exchange Act Registration....................  68
   12. Conditions of the Offer........................................................................  69
   13. Certain Legal Matters; Regulatory Approvals....................................................  72
   14. Fees and Expenses..............................................................................  74
   15. Miscellaneous..................................................................................  75

Schedule I  Information Concerning the Board Members, Directors and Executive Officers of
            Royal Ahold, Ahold U.S.A. Holdings, Inc. and Bean Acquisition Corp.
Schedule II Information Concerning the Directors and Executive Officers of Peapod, Inc.

ANNEX A     Agreement and Plan of Merger
ANNEX B     First Amendment to Agreement and Plan of Merger
ANNEX C     Opinion of William Blair & Company, L.L.C.
ANNEX D     General Corporation Law of Delaware Section 262--Appraisal Rights

                              SUMMARY TERM SHEET

   Bean Acquisition Corp. is offering to purchase any and all of the outstanding shares of Common Stock, par value $0.01 per share, together with the associated preferred stock purchase rights, of Peapod, Inc. ("Peapod"), other than the shares of Common Stock already owned by Koninklijke Ahold N.V. ("Royal Ahold") for $2.15 per share net to the seller in cash, without any interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. The following are some of the questions you, as a stockholder of Peapod, may have and answers to those questions.

   We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary term sheet does not contain all of the information you should consider before tendering your shares. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

 .  Who is offering to buy my securities?

   Our name is Bean Acquisition Corp. We are a Delaware corporation formed for the purpose of making this offer. We are an indirect wholly owned subsidiary of Royal Ahold, a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstad), The Netherlands. See the "Introduction" to this Offer to Purchase. As of July 16, 2001, Royal Ahold owned:

   . 726,371 shares of Series C Convertible Preferred Stock of Peapod, par value $0.01 per share, which are convertible into 19,369,873 shares of Common Stock and which vote on an as-converted basis with the Common Stock, representing approximately 51.8% of the combined voting power of all classes of capital stock of Peapod;

   .   a warrant to purchase 100,000 shares of Common Stock at $3.00 per share;

   . a warrant to purchase 3,566,667 shares of Common Stock at $3.00 per share;

   . a warrant to purchase 32,894,270 shares of Common Stock at $3.75 per share; and

   . 2,331,917 shares of Common Stock, representing approximately 6.2% of the total outstanding shares of Common Stock. The Series C Convertible Preferred Stock and the shares of Common Stock owned by Royal Ahold represent in the aggregate approximately 58% of the combined voting power of all classes of capital stock of Peapod.

 .  What are the classes and amounts of securities sought in the offer?

   We are seeking to purchase any and all of the outstanding shares of Common Stock of Peapod (together with the associated preferred stock purchase rights) that Royal Ahold does not already own. The offer is not conditioned upon the purchase of any minimum number of shares. See the "Introduction" to this Offer to Purchase.

 . How much are you offering to pay, what is the form of payment and will I have to pay any fees or commissions?

   We are offering to pay $2.15 per share, net to you, in cash, without any interest. If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the "Introduction" to this Offer to Purchase.

 .  Do you have the financial resources to make payment?

   We will need approximately $37 million to purchase all of the shares of Common Stock of Peapod that Royal Ahold does not already own, to cash out certain employee stock options in connection with the tender offer and the merger and to pay related fees and expenses including expenses related to the merger of Bean Acquisition Corp. with and into Peapod. We will be provided with this amount by our ultimate parent company, Royal Ahold and/or its affiliates. The offer is not conditioned upon any financing arrangements. Royal Ahold and/or its affiliates currently intend to provide us with the necessary funds through a capital contribution. Royal Ahold and/or its affiliates intend to obtain such funds from working capital. See "The Tender Offer--Section 9--Source and Amount of Funds."

 .  Is your financial condition relevant to my decision to tender in the offer?

   We believe that our financial condition is not relevant to your decision whether to tender shares and accept the offer because:

   .   the form of payment in the offer is cash;

   .   the offer is not subject to any financing condition; and

   . if we consummate the offer, we will acquire all remaining shares for the same cash price in our merger with and into Peapod.

   See "The Tender Offer--Section 9--Source and Amount of Funds."

 .  What does Peapod's board of directors think of the offer?

   We are making the offer pursuant to a merger agreement, dated as of July 16, 2001, as amended, among us, Royal Ahold, Ahold U.S.A. Holdings, Inc. and Peapod. The board of directors of Peapod (the "Peapod Board"), based upon the unanimous recommendation of a special committee of independent directors of the Peapod Board:

    (1)has determined that the merger agreement, the offer and the merger contemplated by the merger agreement are fair to and in the best interests of its stockholders (other than Royal Ahold and its affiliates);

    (2)has approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including, without limitation, the offer and the merger; and

    (3)has resolved, subject to the terms and conditions of the merger agreement, to recommend that Peapod's stockholders accept the offer, tender their shares pursuant to the offer and approve and adopt the merger agreement and the merger if submitted for their approval.

   See "Special Factors--Recommendation of the Special Committee and the Board of Directors of Peapod; Fairness of the Offer and the Merger."

 .  How long do I have to decide whether to tender in the offer?

   You will have until 12:00 midnight, New York City time, on Thursday, August 23, 2001, to decide whether to tender your shares in the offer, unless the offer is extended pursuant to the terms of the merger agreement. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See "The Tender Offer--Section 1--Terms of the Offer" and "The Tender Offer--Section 3--Procedures for Tendering Shares." In addition, if we decide to include a subsequent offering period in the offer as described under "The Tender Offer--Section 1--Terms of the Offer," you will have an additional opportunity to tender your shares.

 .  Can the offer be extended and under what circumstances?

   Yes. We have agreed with Peapod that we may extend the offer:

   . at the time the offer is scheduled to expire, including at the end of an earlier extension, if any of the offer conditions is not satisfied and has not been waived by us;

   . for a period of up to twenty business days, if all of the conditions to the offer are satisfied or waived by us but the number of shares of Common Stock validly tendered and not withdrawn is insufficient to result in our owning at least 90% of the then outstanding number of shares on a fully diluted basis;

   . if we are required to extend the offer by applicable law or regulation, including the rules of the Securities and Exchange Commission. See "The Tender Offer--Section 1--Terms of the Offer"; or

   . if we amend the offer to provide a subsequent offering period of up to twenty business days to the extent permitted under the rules of the Securities Exchange Act of 1934.

   See "The Tender Offer--Section 1--Terms of the Offer."

 .  Will there be a subsequent offering period?

   A subsequent offering period, if one is included, will be an additional period of time beginning after we have purchased shares tendered during the initial offering period, during which stockholders may tender their shares and receive the offer consideration. We can make a subsequent offering period available for up to a maximum of twenty business days. We have not at this time made a decision as to whether or not to include a subsequent offering period.

   To comply with the applicable laws of the United States, during any subsequent offering period we will immediately accept for payment all tenders of shares and pay promptly for all shares tendered in any subsequent offering period. No stockholders will have any withdrawal rights with respect to shares tendered during any subsequent offering period. For more information, see "The Tender Offer--Section 1--Terms of the Offer."

 .  How will I be notified if the offer is extended?

   If we extend the offer, we will inform Wilmington Trust Company, which is the depositary for the offer, of that fact. We will also make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See "The Tender Offer--Section 1--Terms of the Offer."

 .  How do I tender my shares?

   To tender shares, you must deliver the certificates representing your shares, together with a completed Letter of Transmittal, to Wilmington Trust Company, the depositary for the offer, not later than the time the tender offer expires, or, if a subsequent offering period is made available, not later than the time the subsequent offering period expires. If your shares are held in "street name," the shares can be tendered by your nominee through The Depository Trust Company. If you cannot obtain any document or instrument that is required to be delivered to the depositary by the expiration of the offer, you may get a little extra time to do so by having a broker, a bank or other fiduciary which is a member of the Securities Transfer Agents Medallion Program or other eligible institution guarantee that the missing items will be received by the depositary within three New York Stock Exchange trading days. For the tender to be valid, however, the depositary must receive the missing items within that three trading day period. See "The Tender Offer--Section 3--Procedures for Tendering Shares."

 .  Until what time can I withdraw previously tendered shares?

   You can withdraw shares at any time until the offer has expired (excluding any subsequent offering period) and, if we have not agreed by September 24, 2001 to accept your shares for payment, you can withdraw them at any time after such time until we accept shares for payment. You may not withdraw any shares tendered in a subsequent offering period. See "The Tender Offer--Section 1--Terms of the Offer" and "The Tender Offer--Section 4--Withdrawal Rights."

 .  How do I withdraw previously tendered shares?

   To withdraw shares, you must deliver a written notice of withdrawal, or a copy of one, with the required information to Wilmington Trust Company, the depositary for the offer, while you still have the right to withdraw the shares. See "The Tender Offer--Section 4--Withdrawal Rights."

 .  When and how will I be paid for my tendered shares?

   Subject to the terms and conditions of the offer, we will pay for all shares validly tendered and not properly withdrawn promptly after the later of the expiration date of the offer and upon the satisfaction or waiver by us of all conditions to the offer set forth in "The Tender Offer--Section 12--Conditions of the Offer." We do, however, reserve the right, in our sole discretion and subject to applicable law, to delay payment for shares in order to comply with applicable law.

   We will pay for your shares that are validly tendered and not properly withdrawn by depositing the purchase price with Wilmington Trust Company, which will act as depositary for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares will be made only after timely receipt by Wilmington Trust Company of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in "The Tender Offer--Section 3--Procedures for Tendering Shares"), a properly completed and duly executed Letter of Transmittal and any other required documents for such shares.

 . Will the offer be followed by a merger if all Peapod shares are not tendered in the offer?

If we purchase shares in the offer and the other conditions to the merger are satisfied or waived by us (where permissible), we will be merged with and into Peapod. If the merger takes place, Peapod will become an indirect wholly owned subsidiary of Royal Ahold, and all remaining stockholders (other than Royal Ahold or its affiliates and any Peapod stockholders who properly exercise their appraisal rights under Delaware law) will receive $2.15 net per share in cash (or any higher price per share that is paid in the offer). See the "Introduction" to this Offer to Purchase.

 .  Will Peapod continue as a public company?

   No. If the merger takes place, Peapod will no longer be publicly owned. Royal Ahold currently has sufficient voting power to approve the merger without the affirmative vote of any other stockholder of Peapod. Even if the merger does not take place, if we purchase all of the tendered shares, there may be so few remaining stockholders and publicly held shares that (1) Peapod shares will no longer meet the published guidelines of the Nasdaq National Market System for continued listing and may be delisted from Nasdaq, (2) there may not be a public trading market for Peapod shares and (3) Peapod may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the Commission rules relating to publicly held companies. See "The Tender Offer--Section 11--Effect of the Offer on the Market for the Shares; Exchange Act Registration."

 .  If I decide not to tender, how will the offer affect my shares?

   If the merger described above takes place, stockholders not tendering in the offer will receive the same amount of cash per share that they would have received had they tendered their shares in the offer. Therefore, if the merger takes place, the difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares. Stockholders who hold shares at the time of the merger will also be entitled to appraisal rights under Delaware law. See "Special Factors--Appraisal Rights." If for some reason the offer is consummated and the merger does not take place, the number of Peapod stockholders and shares of Peapod which are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the shares. Also, as described above, Peapod may cease making filings with the Commission or otherwise being required to comply with the Commission rules relating to publicly held companies. See the "Introduction" and "The Tender Offer--Section 11--Effect of the Offer on the Market for the Shares; Exchange Act Registration."

 .  What is the market value of my shares as of a recent date?

   On July 13, 2001, the last trading day before we announced the offer and the subsequent merger, the last sale price of Peapod shares reported on Nasdaq was $1.25 per share. We advise you to obtain a recent quotation for shares of Peapod in deciding whether to tender your shares. See "The Tender
Offer--Section 6--Price Range of Shares; Dividends."

 .  Are there agreements between Royal Ahold and Peapod?

   Yes. Royal Ahold and Peapod have entered into a number of agreements to govern the ongoing relationship between the parties. These agreements include a credit agreement, security agreement, supply and services agreement and a technology partnership agreement each entered into in the spring of 2000, and an option granted to Peapod in March 2001 over certain real estate owned by an affiliate of Royal Ahold. See "Special Factors--Related Party Transactions."

 .  What are the tax consequences to me of the transaction?

   If your shares are accepted for payment pursuant to the offer, you will generally recognize gain or loss measured by the difference between the cash you receive and your tax basis in the shares tendered. See "The Tender Offer--Section 5--Certain United States Federal Income Tax Consequences."

 .  Who can I talk to if I have questions about the tender offer?

   You can call Morrow & Co., Inc. at (800) 607-0088 (toll free). Morrow & Co., Inc. is acting as the information agent for our offer. See the back cover of this Offer to Purchase.

To the Holders of Shares of Common Stock of
Peapod, Inc.:

                                 INTRODUCTION

   Bean Acquisition Corp. (the "Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Koninklijke Ahold N.V. ("Royal Ahold"), a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstad), The Netherlands, hereby offers to purchase any and all of the issued and outstanding shares of Common Stock, par value $0.01 per share, of Peapod, Inc., a Delaware corporation ("Peapod"), together with the associated Rights (as defined below) (the "Shares"), other than Shares owned by Royal Ahold, at a price of $2.15 per share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

   Unless the context indicates otherwise, all references to Shares shall include the associated preferred stock purchase rights (the "Rights") issued pursuant to the Amended and Restated Stockholders Rights Agreement (the "Rights Agreement"), amended and restated as of October 12, 2000, and further amended as of July 16, 2001, by and between Peapod and First Chicago Trust Company of New York, a division of Equiserve, as Rights Agent (the "Rights Agent"). In order to make a valid tender of Shares, a Holder must tender the associated Rights. Unless a Distribution Date (as defined in the Rights Agreement) has occurred, the tender of Shares will constitute the tender of the associated Rights.

   Holders of Shares (the "Holders") whose Shares are registered in their own name and who tender directly to Wilmington Trust Company, as depositary (the "Depositary"), will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. The Purchaser will pay all charges and expenses of the Depositary and Morrow & Co., Inc., as Information Agent (the "Information Agent"), in each case incurred in connection with the Offer. See "The Tender Offer--Section 14--Fees and Expenses."

   The board of directors of Peapod (the "Peapod Board"), based upon the unanimous recommendation of a special committee (the "Special Committee") of independent directors of the Peapod Board: (1) has determined that the Merger Agreement (as defined below), the Offer and the Merger (as defined below), are fair to and in the best interests of the Holders (other than Royal Ahold and its Affiliates (as defined in the rules under the Securities Exchange Act of 1934, as amended)), (2) has approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Offer and the Merger and (3) has resolved, subject to the terms and conditions of the Merger Agreement, to recommend that Holders accept the Offer, tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the Merger if submitted for their approval. In light of their positions as officers of Royal Ahold or its Affiliates, Messrs. Mees, Van Solt, Grize, Preston, Smith and Hotarek either did not attend the meeting or abstained from voting at the meeting regarding the Merger Agreement, the Merger and the Offer. See "Special Factors--Recommendation of the Special Committee and the Board of Directors of Peapod; Fairness of the Offer and the Merger."

   Peapod has advised Royal Ahold that William Blair & Company, L.L.C. ("William Blair"), the financial advisor to the Special Committee, has delivered to the Special Committee its opinion, dated July 16, 2001, that the Offer Price to be received by the Holders (other than Royal Ahold and its Affiliates) pursuant to the Offer and the Merger, is fair from a financial point of view to such Holders, subject to the assumptions and qualifications set forth therein. See "Special Factors--Opinion of the Financial Advisor to the Special Committee." A copy of the opinion of William Blair, which sets forth the assumptions made, factors considered and scope of review undertaken by William Blair, is attached as Annex C to this Offer to Purchase. Holders are urged to read the full text of that opinion.

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 16, 2001, and as amended by the First Amendment to Agreement and Plan of Merger, dated as of July 26, 2001, by and among Royal Ahold, Ahold U.S.A. Holdings, Inc. ("Holdings"), a Maryland corporation, the Purchaser and Peapod (the "Merger Agreement"). The Merger Agreement provides that, subsequent to the Offer and upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into Peapod, with Peapod being the Surviving Corporation (as defined below) (the "Merger"). Following the effective time of the Merger (the "Effective Time"), the separate corporate existence of the Purchaser shall cease and Peapod will continue as the surviving corporation (the "Surviving Corporation") and become an indirect wholly owned subsidiary of Royal Ahold. At the Effective Time, except for (1) shares of Common Stock and preferred stock and each of the warrants which are held by Peapod or in the treasury of Peapod, or which are held by Royal Ahold or any Affiliate of Royal Ahold (including the Purchaser), all of which shall cease to be outstanding and shall be canceled, and none of which shall receive any payment with respect thereto and (2) Shares held by Holders exercising their rights to seek appraisal in accordance with the DGCL, each Share issued and outstanding immediately prior to the Effective Time and all rights in respect thereof shall, by virtue of the Merger and without any action on the part of the Holder thereof, forthwith cease to exist and be converted into and represent the right to receive an amount in cash, without interest thereon, equal to $2.15. The Merger Agreement is more fully described in "Special Factors--The Merger Agreement."

   If, as a result of the purchase of Shares pursuant to the Offer plus the Shares already owned by Royal Ahold, Royal Ahold and the Purchaser own in the aggregate at least 90% of the outstanding Shares, then Royal Ahold will contribute all of its Shares to the Purchaser and the Purchaser will effect the Merger as a "short-form" merger under the DGCL, without a vote of the stockholders of Peapod (a "Short-Form Merger"). If, following the purchase of Shares pursuant to the Offer, Royal Ahold and the Purchaser own in the aggregate less than 90% of the outstanding Shares (1) Royal Ahold may convert Series C Shares (as defined below) into shares of Common Stock and, if necessary, may exercise its Warrants (as defined below) to purchase shares of Common Stock, to the extent necessary to result in Royal Ahold and the Purchaser owning in the aggregate at least 90% of the outstanding Shares and effect a Short-Form Merger, or (2) pursuant to the terms of the Merger Agreement, Royal Ahold and the Purchaser may take certain actions necessary to effect a "long-form" merger under the DGCL. If a vote of the Holders is necessary to effect the Merger, Royal Ahold and the Purchaser have agreed in the Merger Agreement to vote or cause to be voted all Shares and Series C Shares owned by them in favor of the approval and adoption of the Merger Agreement and the Merger. See "Special Factors--The Merger Agreement." Royal Ahold and the Purchaser can effect this "long-form" merger without the affirmative vote of any other Holders.

   This Offer is not conditioned upon any minimum number of Shares being tendered. However, the Offer is subject to certain other conditions. See "The Tender Offer--Section 12--Conditions of the Offer."

   Peapod has advised us that, to the best of its knowledge, each of its executive officers and directors, other than those individuals, if any, for whom the tender of Shares could cause liability for them under the provisions of Section 16(b) of the Securities Exchange Act of 1934 (the "Exchange Act") or to the extent their Shares are restricted Shares, intends to tender all of his or her Shares pursuant to the Offer.

   This Offer to Purchase and the Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

                                SPECIAL FACTORS


BACKGROUND OF THE OFFER.

   In the summer and fall of 1999, the Peapod Board began to explore possible means of raising additional capital. From January through early March 2000, Peapod engaged in negotiations with prospective investors regarding a possible financing transaction. On March 15, 2000, those prospective investors informed Peapod that they were not willing to proceed with a financing transaction in light of the announcement that Peapod's then President and Chief Executive Officer (William Malloy) did not intend to continue as President and Chief Executive Officer of Peapod. In late March, Peapod's independent auditors issued a "going concern" opinion indicating substantial doubt as to Peapod's ability to continue as a going concern, based on Peapod's recurring losses from operations and lack of capital resources to fund Peapod's cash requirements for fiscal 2000. During late March 2000, Peapod contacted strategic and financial investors, including Royal Ahold, to determine their interest in a sale or financing transaction with Peapod.

   On April 14, 2000, Peapod and Royal Ahold entered into a purchase agreement (the "Purchase Agreement") whereby Peapod agreed, subject to obtaining stockholder approval, to issue and sell to Royal Ahold, and Royal Ahold agreed to purchase from Peapod for an aggregate purchase price of $72,637,024 in cash:
(1) 726,321 shares of Series B Convertible Preferred Stock ("Series B Shares"), initially convertible into 19,369,873 Shares (representing approximately 51% of the voting power of Peapod at that time), and (2) warrants ("Preferred Warrants") to purchase an additional 32,894,270 Shares at an exercise price of $3.75 per share. In addition, on April 14, 2000, Royal Ahold and Peapod entered into a credit agreement (the "Credit Agreement") whereby Royal Ahold provided to Peapod a $20 million secured revolving credit facility maturing in April 2003. In connection with the Credit Agreement, Peapod granted Royal Ahold warrants to purchase 100,000 Shares at $3.00 per share and 3,566,667 Shares at $3.00 per share ("Credit Facility Warrants", and together with the Preferred Warrants, the "Warrants"). The Series B Shares and the Warrants are subject to antidilution protection that provides, among other things, that an issuance of securities at a price below (1) the conversion price of the Series B Shares will result in an adjustment of the conversion price of the Series B Shares to the price of the newly issued shares, and (2) the exercise price of the Warrants will result in an adjustment of the exercise price of the Warrants to the price of the newly issued shares and an increase in the number of Shares receivable upon exercise of the Warrants. Under the Purchase Agreement, Royal Ahold agreed to a standstill provision which provided that prior to April 14, 2001, Royal Ahold would not enter into any transaction that would result in the elimination of Shares held by Holders (other than Royal Ahold and its Affiliates) unless approved by an independent committee of the Peapod Board.

   On June 30, 2000, following receipt of stockholder approval, Peapod issued and Royal Ahold acquired the Series B Shares and the Warrants pursuant to the Purchase Agreement.

   On October 6, 2000, Royal Ahold purchased 2,331,917 Shares at a price of $1.125 per share pursuant to an unsolicited brokerage transaction.

   On October 12, 2000, Peapod and Royal Ahold entered into the Exchange Agreement and First Amendment to Purchase Agreement (the "Exchange Agreement"), pursuant to which Royal Ahold exchanged the Series B Shares held by it for an equal number of shares of Series C Convertible Preferred Stock ("Series C Shares"). The terms of the Series C Shares are the same as the terms of the Series B Shares, except that, in lieu of a provision for mandatory redemption by Peapod of the Series B Shares, the terms of the Series C Shares provide for an increase in the dividend rate of the Series C Shares beginning on June 30, 2008.

   Royal Ahold has nominated six of Peapod's current directors. Messrs. William
J. Grize, Brian Hotarek, Ronald van Solt, Gary Preston, Marc E. Smith and Maarten Dorhout Mees are employees of Royal Ahold or its Affiliates and were appointed to the Peapod Board in accordance with the Purchase Agreement and the Certificate of Designation of the Series C Shares.

   In the summer of 2000, the Peapod Board began to consider alternatives for financing Peapod's future operations and growth. In late fall of 2000, Peapod management and representatives of Royal Ahold met with six financial advisors to discuss their interest in working with Peapod and to seek their preliminary thoughts on financing opportunities that might be available to Peapod.

   Based in part on the preliminary input from those financial advisors, Peapod management and Royal Ahold viewed a rights offering which would provide all existing Peapod stockholders the right to purchase additional Shares or an acquisition by Royal Ahold of all the Shares other than Shares owned by Royal Ahold as the most achievable financing alternatives for Peapod.

   To assist Peapod in meeting its short term working capital requirements, and in view of the fact that Peapod was expecting its independent auditors again to issue a "going concern" opinion indicating substantial doubt as to Peapod's ability to continue as a going concern, on February 26, 2001, Royal Ahold agreed to increase its commitment under the Credit Agreement from $20 million to $50 million. On March 30, 2001, Royal Ahold agreed to increase the amount Peapod could borrow in any one calendar month under the Credit Agreement from $3 million to $6 million. In addition, on March 30, 2001, Royal Ahold agreed to allow Peapod to defer until Peapod completed a financing transaction (1) payment of dividends due on the Series C Shares (and the previously held Series B Shares) and (2) payment of interest under the Credit Agreement.

   In early 2001, the Peapod Board considered its alternatives for financing and determined that any financing transaction to raise additional capital (1) was likely to trigger repayment of debt under the Credit Agreement, (2) was likely to trigger payment of accrued dividends on the Series C Shares (and the previously held Series B Shares) held by Royal Ahold, and (3) was likely to be dilutive to existing Holders and potential third party investors given Royal Ahold's antidilution rights. Prior to the appointment of the Special Committee, Sidley Austin Brown & Wood ("Sidley Austin"), counsel to Peapod, advised Peapod Board members of their fiduciary duties under the DGCL and counseled them regarding interested directors and committees of independent directors. In view of Royal Ahold's equity position in Peapod, its representation on the Peapod Board and the fact that Royal Ahold was likely to be a significant participant in any financing transaction, the Peapod Board determined to establish the Special Committee to explore financing alternatives. On March 29, 2001, the Peapod Board appointed Trygve Myhren and Mark VanStekelenburg, both independent directors, as the members of the Special Committee to take such steps as they deemed appropriate to consider all aspects of financing alternatives available to Peapod for the purpose of raising interim and long-term financing. The Special Committee was authorized to retain such legal counsel, financial advisors and other agents as the Special Committee deemed advisable, and was directed to report its recommendations regarding financing alternatives to the full Peapod Board at such time as the Special Committee deemed appropriate.

   On March 30, 2001, Mr. VanStekelenburg contacted Morris, Nichols, Arsht & Tunnell ("Morris, Nichols") to discuss the Special Committee's assignment and to interview Morris, Nichols for the role of legal counsel to the Special Committee. On April 2, 2001, the Special Committee held a teleconference with Morris, Nichols, at which time Morris, Nichols discussed its experience in representing special committees, the Special Committee's fiduciary duties under the DGCL, and the scope of the Special Committee's assignment. The Special Committee then determined to retain Morris, Nichols as its legal counsel based on such discussions and Morris, Nichols' qualifications and experience in special committee matters.

   Morris, Nichols and the Special Committee contacted three nationally recognized investment banks, which Peapod management had advised did not have a conflict with respect to Peapod or Royal Ahold, to discuss the Special Committee's need for an independent financial advisor. One of these three declined to be interviewed, as did a fourth investment bank contacted by Morris, Nichols. The Special Committee and Morris, Nichols interviewed representatives of William Blair and one other nationally recognized investment bank in New York City on April 5. The Special Committee determined to retain William Blair, based on its expertise in similar merger and acquisition transactions and its familiarity with Peapod as a result of William Blair's analyst coverage of Peapod and work for Peapod in connection with its initial public offering.

   William Blair and Morris, Nichols then commenced a due diligence investigation of Peapod. William Blair focused particularly on the financial and operating condition of Peapod and the amount of financing that management estimated was necessary to fund Peapod's capital requirements in order to reach a positive cash flow position. A strategic plan was being developed by Peapod management based on a moderated growth strategy that management projected would result in a positive cash flow position in the third quarter of 2004. On April 19, William Blair informed the Special Committee that management's preliminary estimate was that its plan would require approximately $110 million, which included $25-$30 million in accrued dividends on the Series C Shares (and the previously held Series B Shares) owed to Royal Ahold, as well as future dividends payable to Royal Ahold through 2003, and repayment of principal and interest on the Credit Agreement from Royal Ahold. William Blair advised the Special Committee that full funding of the plan was important if Peapod were to be successful in raising capital from third parties and maintaining a public market for its stock. William Blair noted that Peapod's share price average daily trading volume had declined substantially in 2001 compared to prior years, that Peapod lacked the support of "Wall Street" research analysts and that there had been a decline in institutional ownership of Peapod Shares. William Blair also advised that under the antidilution terms of the Series C Shares and Warrants held by Royal Ahold, an issuance of equity at or near the current stock price would result in a repricing of the conversion price of the Series C Shares and the exercise price of the Warrants and would significantly increase the number of Shares receivable by Royal Ahold upon conversion of the Series C Shares or exercise of the Warrants. The Special Committee and William Blair determined that the significant dilution that would result from a rights offering at the then current stock price as a result of the antidilution provisions of the Series C Shares and the Warrants would likely have a negative effect on Peapod's share price and further decrease institutional interest in the stock.

   On April 27, 2001, Peapod management provided its $110 million strategic plan to the Special Committee. For further information about management's $110 million plan, see "The Tender Offer--Section 7--Certain Information Concerning Peapod--Certain Projected Financial Data for Peapod." Also on April 27, 2001, the Special Committee and William Blair had a teleconference with Mr. Michiel Meurs, the Chief Financial Officer of Royal Ahold, to assess whether Royal Ahold was amenable to a rights offering or other financing transaction under terms that would be acceptable from the perspective of Holders (other than Royal Ahold and its Affiliates). William Blair discussed management's $110 million plan and the potential benefits of Peapod remaining a public company, including incentivizing management, retaining Peapod's entrepreneurial spirit and maintaining access to U.S. capital markets. Mr. Meurs said that Royal Ahold would support Peapod and would consider funding $50 million in 2001 whether by subscribing to its pro rata amount in a rights offering or through another financing transaction, but did not see the need to fund the full plan now. He also stated that Royal Ahold intended to maintain its majority ownership position in Peapod and wished to achieve 80% ownership for tax consolidation purposes if Peapod pursued a rights offering.

   On May 4, 2001, the Special Committee, Morris, Nichols and William Blair met in Washington, D.C. to discuss William Blair's preliminary analysis of Peapod's financial situation and the potential alternatives available to Peapod. William Blair made a presentation based on certain preliminary discussion materials prepared for the Special Committee. A copy of the May 4, 2001, presentation by William Blair to the Special Committee is attached as Exhibit (c)(4) to the Tender Offer Statement on Schedule TO (the "Schedule TO"). With respect to Peapod's financial condition, factors discussed included Peapod's first quarter results, including the announcement that Peapod had reached market level operating profitability for March 2001 in Chicago; the range in Peapod's stock price since December 2000 ($0.69 to $1.97; $1.22 as of May 1, 2001); the lack of following of the stock in the investment community; the possibility of non-compliance with the continued listing requirements of the Nasdaq National Market ("Nasdaq") and potential delisting of the Shares by Nasdaq; management's strategic plan to focus on reaching operating profitability in Peapod's existing markets, which plan management estimated would require $110 million; Peapod's relationship with Royal Ahold and the terms of Royal Ahold's investment in Peapod, including the antidilution terms of the Series C Shares and the Warrants; and various financial information relating to such matters as Peapod's projected cash requirements, its historical and projected income statement, balance sheet and cash flow statement, and other information regarding the performance of Peapod's stock. William Blair then discussed its analysis of the potential financial alternatives available to Peapod, including such alternatives as a debt issuance, follow-on equity offering, rights offering, private placement or going private transaction, and discussed such factors as the potential benefits of staying public, the key requirements to attract third party capital (including a fully funded plan, waiver or significant adjustment to the antidilution terms of the Series C Shares and the Warrants, extension of a standstill restriction on Royal Ahold and continued listing on Nasdaq), the potential future price of Peapod's stock if it remained public, an analysis of a going private transaction under different scenarios, the potential value of Peapod's net operating losses to Royal Ahold and a discounted cash flow analysis of Peapod. It was also discussed that a partial funding of management's plan would likely require Peapod to seek another financing in early 2002, which, based on the antidilution terms of the Series C Shares and Warrants, could result in Royal Ahold owning over 90% of Peapod's stock and therefore having the right under Delaware law to effect a short-form merger without a Peapod shareholder vote. After discussing the above issues and analyses with the Special Committee, William Blair advised that the two most attractive options from the perspective of Holders (other than Royal Ahold and its Affiliates) were a rights offering that would fully fund Peapod's plan and be subject to conditions that would support its continued viability as a public company, or an acquisition by Royal Ahold of all the Shares not owned by Royal Ahold for the best price that the Special Committee could negotiate. William Blair and the Special Committee determined that the other alternatives considered were far less attractive and likely more difficult to achieve in light of current market conditions and the factors discussed above including the terms of the Series C Shares, the Warrants and the Credit Agreement. Following further discussion, the Special Committee then concluded that the necessary conditions for a rights offering were that (1) Royal Ahold commit to fund the full $110 million plan; (2) Royal Ahold agree to cancel any Warrants not exercised in connection with the rights offering and waive the antidilution adjustment on its Series C Shares; (3) Royal Ahold agree to a new standstill agreement to remain in effect until Peapod reached profitability and to maintain at least two independent directors; and (4) Royal Ahold agree to eliminate or continue to waive payment of accrued dividends on its Series C Shares. The Special Committee believed that without these conditions and protections, a rights offering could severely dilute Holders and cause a decrease in the stock price while leaving Peapod still in need of funding to execute its plan.

   On May 16, 2001, the Special Committee and William Blair had a teleconference with Mr. Meurs to convey the Special Committee's proposal to structure a rights offering on the terms described above. Mr. Meurs replied in writing the next day that (1) Royal Ahold would only consider a total funding of $60 million; (2) Royal Ahold would require that the proceeds first be used to pay dividends due on the Series C Shares (and the previously held Series B Shares) and payment of principal and interest under the Credit Agreement from Royal Ahold; (3) Royal Ahold would not waive any antidilution rights with respect to the Warrants; and (4) Royal Ahold would only agree to a standstill agreement that required it not to exceed 90% ownership of Peapod until the day prior to Peapod's next equity funding. Mr. Meurs also said that Royal Ahold would consider waiving the triggering of the antidilution rights on its Series C Shares as a result of such a rights offering and would consider agreeing to exercise Warrants at the adjusted price following the rights offering to ensure that $60 million was raised.

   The Special Committee considered Royal Ahold's position at teleconference meetings of the Special Committee, Morris, Nichols and William Blair on May 21 and May 23, 2001. The Special Committee also considered management's revised strategic plan (the "Peapod Revised Plan"), which required approximately $115 million in order for Peapod to reach a positive cash flow position in the third quarter of 2003, rather than the third quarter of 2004. For further information about the Peapod Revised Plan, see "The Tender Offer--Section 7--Certain Information Concerning Peapod--Certain Projected Financial Data for Peapod." The Special Committee concluded that it could only recommend a rights offering if the requirements communicated to Royal Ahold, including full funding of the Peapod Revised Plan, were satisfied, although the Special Committee concluded that it would agree to (1) permit Royal Ahold's unexercised Warrants to remain outstanding so long as the exercise price did not adjust downward as a result of the rights offering; (2) modify certain provisions of the standstill agreement it would require; and (3) permit the use of proceeds from the rights offering to pay dividends on the Series C Shares and repay debt owed to Royal Ahold.

   On May 24, 2001, William Blair sent a letter to Mr. Meurs setting forth the conditions that the Special Committee considered necessary to proceed with a rights offering, as described above. On June 3, 2001, Mr. Meurs replied in writing that Royal Ahold was not prepared to change its position but was still willing to consider a $60 million rights offering on the terms Royal Ahold had previously stated.

   In the interim, Peapod received a letter dated May 24, 2001 from Nasdaq stating that based on Peapod's Form 10-Q for the period ended March 31, 2001, Peapod was no longer in compliance with the minimum $4 million net tangible asset requirement for continued listing on Nasdaq or the new continued listing standard of $10 million in stockholders' equity. Based on various discussions among Peapod, Sidley Austin and representatives of Nasdaq during the month of June as well as written correspondence from Peapod to Nasdaq articulating Peapod's belief that it could achieve a financing transaction involving Royal Ahold in the near future, Nasdaq agreed, in a letter to Peapod dated July 5, 2001 to grant Peapod an extension until August 31, 2001 to regain compliance with the Nasdaq listing standards. In the event Peapod were unable to do so, Nasdaq indicated that it would provide Peapod with written notification that its securities would be delisted. The Special Committee was kept apprised of the ongoing Nasdaq issue.

   At a teleconference meeting of the Special Committee, Morris, Nichols and William Blair on June 5, 2001, the Special Committee determined that it could not recommend a rights offering based on Royal Ahold's suggested modifications to the Special Committee's proposal. The Special Committee therefore decided to inform Royal Ahold that if it remained unwilling to structure a rights offering on the Special Committee's terms, the Special Committee would request that Royal Ahold make a proposal to acquire all the Shares not owned by Royal Ahold at a fair price. The Special Committee directed William Blair to draft a letter requesting such a proposal and to begin work on analyses that could be used to negotiate for the highest possible price.

   On June 8, 2001, at the Special Committee's direction, William Blair sent a letter to Mr. Meurs informing Royal Ahold of the Special Committee's request for Royal Ahold to make a proposal to acquire all the Shares not owned by Royal Ahold. The letter noted that the Special Committee believed that the stock price at the time ($1.16) did not reflect Peapod's underlying fair value as a result of several factors, including (1) the depressed level of public equity markets, particularly for electronic commerce related companies; (2) Peapod's minimal institutional stockholder base and low trading volume; and (3) uncertainty surrounding Peapod's future funding and its strategic reliance on Royal Ahold.

   On June 22, 2001, Mr. Meurs responded in writing that although Royal Ahold preferred a financing on the terms it had previously proposed, it was willing to enter into discussions to develop a mutually acceptable proposal for Royal Ahold to acquire all the remaining shares of Peapod. He stated that Royal Ahold did not believe that any such proposal would be at a price in excess of $1.50 per share, which he noted would represent a 20% premium over the average closing price of Peapod's stock for the 30 trading day period ending on June 22, 2001 and a 50% premium over the closing stock price on June 20, 2001. He also noted the importance of moving quickly given Peapod's need for funding and the Nasdaq's recent notifications with respect to delisting.

   On June 26 and June 29, 2001, the Special Committee, Morris, Nichols and William Blair met by teleconference to discuss Mr. Meurs' response. The Special Committee noted that although $1.50 per share represented an attractive premium to Peapod's current stock price, it believed that other commonly used valuation methods could support a valuation in excess of $1.50 per share and should be considered by Royal Ahold. The Special Committee therefore directed William Blair to identify certain alternative valuation approaches to Royal Ahold to provide a framework for Royal Ahold to perform analyses on a basis other than its premium-to-market approach. On June 29, 2001, William Blair sent Mr. Meurs a memorandum setting forth certain information relating to comparable merger transactions and discounted cash flow, two commonly used valuation methodologies. William Blair also noted that Peapod's current and projected operating losses could represent a significant tax benefit to an acquiror with positive operating profits.

   On July 2, 2001, the Special Committee, Morris, Nichols and William Blair met again by teleconference with Mr. Meurs and other representatives of Royal Ahold and White & Case LLP ("White & Case"), counsel for Royal Ahold. Mr. Meurs said that certain of the information provided by William Blair, particularly with respect to other merger transactions, implied values far in excess of what it deemed reasonable for Peapod. The Special Committee responded that it did not require a price toward the top of such ranges, but did believe Royal Ahold should consider other valuation methods which would result in a higher price than $1.50. Mr. Meurs indicated that he felt that it would be impossible to bridge the gap between the valuations suggested by the Special Committee's and Ahold's views. Mr. Meurs agreed to reconsider such alternative methods but told the Special Committee not to expect any significant increase in the price that Royal Ahold would consider proposing and strongly advised the Committee to reconsider the $60 million rights offering under the terms described by Royal Ahold.

   On July 5, 2001, the Special Committee, Morris, Nichols and William Blair met again with Mr. Meurs and other representatives of Royal Ahold and White & Case. Mr. Meurs said that Royal Ahold was not prepared to make a proposal at this time but that in order to be responsive to the Special Committee's request had reviewed the analyses previously provided by William Blair on behalf of the Special Committee. As a result of this review Mr. Meurs stated that he did not believe that any proposal ultimately made by Royal Ahold would be at a price in excess of $1.55. Mr. Meurs stated that in light of this gap, he believed the Special Committee should reconsider the $60 million rights offering under the terms described by Royal Ahold. The Committee responded that in light of Royal Ahold's unwillingness to agree to the requests of the Special Committee described above, the Special Committee would not be able to recommend such a rights offering. The Special Committee then again stated that it was not requiring a price at the high range of the prices suggested by certain of the information provided to Royal Ahold and would consider a price in the range of $2.00 to $4.00. At the request of the Special Committee, Mr. Meurs agreed to reconsider his unwillingness to consider purchasing the remaining outstanding Shares at a price in excess of $1.55.

   Later on July 5, 2001, White & Case called Morris, Nichols to discuss the form a transaction would take if a proposal were to be made. Morris, Nichols indicated that the Special Committee would prefer a tender offer followed by a merger so that Holders could obtain cash for their shares as soon as possible. White & Case stated Royal Ahold's position that it was not interested in selling any of its Peapod Shares.

   At a teleconference meeting on July 6, 2001, Mr. Meurs advised the Special Committee that although he still preferred to provide additional financing to Peapod through a rights offering, he understood that the Special Committee would not agree to any financing transaction without requiring Royal Ahold to give up substantive pre-existing rights, such as antidilution provisions in the Series C Shares and Warrants. Since Royal Ahold would not agree to this, Mr. Meurs indicated that although he could not yet make a proposal, he would recommend to the Royal Ahold Supervisory Board that he be authorized to offer $2.10 per share for the remaining Shares of Peapod. Following further discussion and negotiations on the teleconference, Mr. Meurs agreed to consider $2.15. White & Case and Morris, Nichols were directed to begin preparation of transaction documents in the event that a proposal at that price would be authorized.

   On the night of July 10, 2001, White & Case distributed an initial draft of the merger agreement. On the night of July 11, 2001, Morris, Nichols sent their written comments on the merger agreement to White & Case. On July 12 and July 13, 2001, White & Case, Morris, Nichols and Sidley Austin, counsel to Peapod, discussed the comments from Morris, Nichols, including the scope of Peapod's representations, the scope of the conditions to the Offer, the scope of the no solicitation covenant on Peapod and the size of the break-up fee. Morris, Nichols requested that the representations be limited due to the relationship between Royal Ahold and Peapod. White & Case insisted on full representations with disclosure schedules but stated that it would only perform limited due diligence. Morris, Nichols also requested that the conditions to the Offer be limited and Royal Ahold's request for a break-up fee of 6% of the transaction value (approximately $2,096,000) plus transaction expenses be eliminated. During discussions with Morris, Nichols, White & Case indicated that Royal Ahold would be flexible on these issues.

   On July 13, 2001, the Special Committee met by teleconference with Morris, Nichols and William Blair to consider the terms of the draft merger agreement and to receive a presentation from William Blair regarding the fairness of the potential transaction. Morris, Nichols reviewed with the Special Committee its fiduciary duties and explained the terms of the merger agreement, focusing particularly on provisions that had changed from the prior drafts of the merger agreement circulated to the Special Committee.

   The Special Committee, Morris, Nichols and William Blair then called Mr. Meurs and received Royal Ahold's proposal for a transaction at $2.15 per share. The Special Committee then resumed its meeting with Morris, Nichols and William Blair. William Blair gave a detailed presentation based on its materials previously furnished to the Special Committee, which summarized William Blair's financial analyses and assessed the fairness of the $2.15 price under various valuation methods. A copy of the presentation by William Blair to the Special Committee is attached as Exhibit (c)(5) to the Schedule TO. Upon completing its presentation, William Blair informed the Special Committee that, subject to the assumptions and qualifications stated in the written fairness opinion that it was prepared to deliver to the Special Committee, it was of the opinion that the $2.15 price to be received by Holders (other than Royal Ahold and its Affiliates) was fair to such stockholders from a

                                     13.1
financial point of view. Several of the factors considered by the Special Committee throughout its process were then reviewed by Morris, Nichols and William Blair. The Special Committee members then concluded that in their judgment the $2.15 price was fair, was the best price that could be obtained from Royal Ahold and that the proposed transaction was the best alternative for Holders (other than Royal Ahold and its Affiliates). Morris, Nichols was directed to negotiate a satisfactory resolution of the outstanding issues in the merger agreement and report to the Special Committee at a teleconference meeting to be held on July 16 prior to a scheduled meeting of the full Peapod Board to consider the proposed transaction.

   On July 14 and 15, 2001, Morris, Nichols, White & Case and Sidley Austin continued the negotiations on the outstanding issues in the Merger Agreement. At the conclusion of the negotiations Royal Ahold agreed to reduce the break-up fee to $500,000 plus transaction expenses.

   At its teleconference meeting on July 16, the Special Committee was informed by Morris, Nichols of the final changes to the merger agreement negotiated since July 13. William Blair reiterated its oral fairness opinion and said that it was prepared to deliver a final written opinion. The Special Committee members then unanimously approved resolutions declaring the Merger Agreement, the Offer and the Merger fair to and in the best interests of Peapod and its stockholders (other than Royal Ahold and its affiliates); recommending that the full Peapod Board approve and declare advisable the Merger Agreement, the Offer and the Merger; and resolving to recommend, subject to the terms and conditions of the Merger Agreement, that Peapod's stockholders accept the tender offer, tender their shares pursuant thereto and approve and adopt the Merger Agreement and the Merger if submitted for their approval.

   After the meeting of the Special Committee, a meeting of the full Peapod Board was convened by teleconference. In attendance were the members of the Special Committee and directors Parkinson, van Gelder, McLane, Hotarek and Smith.

   At the meeting, Sidley Austin advised the Peapod Board as to the directors' fiduciary duties. The Special Committee advised the Peapod Board regarding its analysis and conclusions. William Blair gave a presentation based on the materials it had prepared for the Special Committee, which had also been circulated to the Peapod Board in advance of the meeting, and delivered its oral fairness opinion to the board. Morris, Nichols then described the terms of the Merger Agreement and related documents, after which the Special Committee members recommended that the Peapod Board approve the transaction. Sidley Austin then reviewed the resolutions being proposed for adoption by the Peapod Board, which were adopted by all the directors present, with Messrs. Hotarek and Smith abstaining.

   Following the Peapod Board meeting, Peapod and Royal Ahold announced in a joint press release that the parties had executed the Merger Agreement providing for the Offer and Merger to acquire all Shares of Peapod at a price of $2.15 per share.

   On July 25, 2001, the Peapod Board met to consider an amendment to the Merger Agreement to conform certain covenants in the Merger Agreement relating to the cancellation of Peapod options to the plans under which such options were issued and to approve and ratify the Merger Agreement as so amended. In attendance were the members of the Special Committee and directors Parkinson, van Gelder, McLane, Hotarek and Smith. Following the Special Committee's approval of the amendment, all the directors in attendance approved the amendment and approved and ratified the actions taken by the Peapod Board on July 16 and the Merger Agreement as amended, with Messrs. Hotarek and Smith abstaining.

RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS OF PEAPOD; FAIRNESS OF THE OFFER AND THE MERGER.

Recommendation of the Special Committee and the Peapod Board

   On July 16, 2001, the Special Committee: (1) determined that the Merger Agreement, the Offer and the Merger are fair to and in the best interests of Peapod and its Holders (other than Royal Ahold and its Affiliates), (2) determined that the Merger Agreement, the Offer and the Merger should be approved and declared advisable by the Peapod Board and (3) resolved subject to the terms and conditions of the Merger Agreement, to recommend that Peapod's Holders accept the Offer, tender their Shares pursuant thereto and approve and adopt the Merger Agreement and the Merger if submitted for their approval.

   On July 16, 2001, the Peapod Board, based upon the unanimous recommendation of the Special Committee: (1) determined that the Merger Agreement, the Offer and the Merger are fair to and in the best interests of the Holders (other than Royal Ahold and its Affiliates), (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Offer and the Merger and (3) resolved, subject to the terms and conditions of the Merger Agreement, to recommend that the Holders accept the Offer, tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the Merger if submitted for their approval. In light of their positions as officers of Royal Ahold or its Affiliates, Messrs. Mees, van Solt, Grize, Preston, Smith and Hotarek either did not attend the meeting or abstained from voting at the Peapod Board meeting regarding the Merger Agreement, the Merger and the Offer.

   On July 25, 2001, the Peapod Board met to consider an amendment to the Merger Agreement and to approve and ratify the Merger Agreement as so amended. Following the Special Committee's approval of the amendment, all the directors in attendance approved the amendment and approved and ratified the actions taken by the Peapod Board on July 16 and the Merger Agreement as amended, with Messrs. Dorhout Mees, van Solt, Grize, Preston, Smith and Hotarek either not attending or abstaining.

Fairness of the Offer and the Merger

  The Special Committee

   In reaching the recommendations described above, the Special Committee considered a number of factors, including the following:

   1. Peapod's Operating and Financial Condition. The Special Committee took into account the current and historical financial condition and results of operations of Peapod, as well as the prospects and strategic objectives of Peapod, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry in which Peapod operates.

   2. Management's Fully Funded Plan. The Special Committee considered Peapod management's estimate of the funding necessary to fund management's strategic plan and the Special Committee's conclusion regarding the importance of fully funding that plan.

   3. Valuation Analysis and Financing Alternatives. The Special Committee took into account William Blair's presentations and analyses regarding the value of Peapod and the financing alternatives available to it. In particular, the Special Committee considered the alternative of a rights offering, the terms and conditions of such an offering, including the terms and conditions necessary in the Special Committee's judgment for such an offering to benefit Holders (other than Royal Ahold and its Affiliates), and the Special Committee's negotiations with Royal Ahold regarding such terms and conditions.

   4. Stock Performance. The Special Committee took into account the historical and projected market price of Peapod's shares of Common Stock, the small public float and low trading volume of such stock and the difficulty of attracting institutional investors. The Special Committee also considered the risk and effect of a potential delisting by Nasdaq.

   5. Royal Ahold Investment and Strategic Reliance. The Special Committee took into account Royal Ahold's current equity position in Peapod, the terms of the Series C Shares and Warrants held by Royal Ahold, Peapod's Credit Agreement with Royal Ahold and Peapod's strategic reliance on Royal Ahold. The Special Committee considered the fact that Royal Ahold currently owns stock representing approximately 58% of the combined voting power of Peapod's outstanding stock. The Special Committee also took into account Royal Ahold's position during negotiations with the Special Committee that it had no interest in, and would not consider, a sale of any portion of its ownership interest in Peapod as part of any alternative to its proposal. Accordingly, the Special Committee concluded that an acquisition of Peapod by a third party was not a feasible alternative.

   6. Transaction Financial Terms/Premium To Market Price. The Special Committee considered that the price to be paid in the Offer and the Merger represents a premium of 72% over the closing price per share of $1.25 on July 13, 2001, the last trading day before the announcement of the transaction, and a premium of 126.3% over the closing price per share of $0.95 on July 5, the last closing price prior to the time that Mr. Meurs said he would seek authorization for the $2.15 offer proposal. The Special Committee also considered that the $2.15 Offer Price represented an increase of 43.3% over the price that Royal Ahold initially indicated that it would consider proposing. Although the Offer Price is below certain historical prices of Peapod's shares of Common Stock, the Special Committee considered that the limited float in the Shares and low trading volume were impediments to the Shares trading at levels in excess of the Offer Price.

   The Special Committee believes that, after extensive negotiations by the Special Committee with Royal Ahold, Peapod has obtained the highest price per Share that Royal Ahold is willing to pay. The Special Committee took into account the fact that the terms of the Offer and Merger were determined through negotiations between Royal Ahold on the one hand, and the Special Committee and its financial and legal advisors on the other hand, all of whom are unaffiliated with Royal Ahold, and the judgment of the Special Committee that, based upon the negotiations that had transpired, a price higher than $2.15 could not likely be obtained and that further negotiations with Royal Ahold could cause Royal Ahold to retract its offer.

   The Special Committee also considered that Royal Ahold would be able to finance the transaction with cash on hand and that such consideration would be taxable for federal income tax purposes.

   7. William Blair Fairness Opinion. The Special Committee took into account presentations from William Blair and the opinion of William Blair, dated July 16, 2001, that, based upon and subject to certain considerations and assumptions, the consideration to be received by Peapod's Holders (other than Royal Ahold and its Affiliates) in the Offer and the Merger pursuant to the Merger Agreement is fair to such Holders from a financial point of view. A copy of the opinion rendered by William Blair is attached to this Offer to Purchase as Annex C. For information regarding the analysis conducted by William Blair, see "Special Factors--Opinion of Financial Advisor to the Special Committee." Holders are urged to read this opinion and the section entitled "Special Factors--Opinion of Financial Advisor to the Special Committee" in their entirety. The Special Committee was aware that William Blair becomes entitled to certain fees described under "The Tender Offer--Section 14--Fees and Expenses" upon the consummation of the Merger.

   8. Timing of Completion. The Special Committee considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a tender offer for all of the Shares, which should allow Holders to receive the transaction consideration earlier than in an alternative form of transaction, followed by a merger in which Remaining Holders (as defined below in ''Special Factors--Appraisal Rights'') will receive the same consideration as received by Holders who tender their Shares in the Offer. The Special Committee further noted that if sufficient Shares were tendered in the Offer to enable Royal Ahold to effect a merger without a stockholder vote then all the stockholders would receive their consideration more quickly than they would have had Royal Ahold pursued a merger transaction through a stockholder vote.

   9. Conditions to Consummation. The Special Committee considered the fact that the obligation of Royal Ahold to consummate the Offer and the Merger is subject to certain conditions but not a financing condition nor a minimum condition with respect to the number of Shares tendered in the Offer. The Special Committee also took into account that neither the Special Committee nor the Peapod Board could terminate the Merger Agreement to pursue any superior proposal that might be made.

   10. Appraisal Rights. The Special Committee considered the fact that Holders who do not tender their Shares pursuant to the Offer will have the right to dissent from the Merger and to demand appraisal of the fair value of their Shares under the DGCL, whether or not a stockholder vote is required (as described under "Special Factors--Appraisal Rights"), as well as those portions of William Blair's valuation analyses likely to be relevant to a determination of fair value in an appraisal proceeding under the DGCL.

   11. Possible Conflicts of Interest. The Special Committee also took into account the possible conflicts of interest of certain directors and members of management of both Peapod and Royal Ahold and its Affiliates discussed below under "Special Factors--Interests of Certain Persons in the Offer and the Merger." In that regard, the Special Committee did not consider the views of Peapod management with respect to the treatment in the proposed transaction of stock options and other compensation issues. In addition, the Special Committee did not discuss the substance of the negotiations with the other directors or Peapod management until the Special Committee's final report to the Peapod Board on July 16, 2001.

  The Peapod Board

   In reaching its determinations referred to above, the Peapod Board considered the following factors, each of which, in the view of the Peapod Board, supports such determinations: (1) the conclusions and recommendations of the Special Committee, (2) the factors referred to above as having been taken into account by the Special Committee, including the receipt by the Special Committee of William Blair's fairness opinion and (3) the fact that the price, terms and conditions of the Offer and the Merger Agreement were the result of negotiations between the Special Committee and its financial and legal advisors, on the one hand, and Royal Ahold and its legal advisor on the other hand. The Peapod Board did not independently analyze each of the factors referred to in clause (2) above. Instead, the Peapod Board expressly adopted the analysis of the Special Committee and its conclusions.

   The members of the Peapod Board, including the members of the Special Committee but excluding members who are officers or employees of Royal Ahold or its Affiliates, evaluated the Offer and the Merger in light of their knowledge of the business, financial condition and prospects of Peapod, and based upon the advice of financial and legal advisors.

   The Peapod Board, including the members of the Special Committee, believes that the Offer and the Merger are procedurally fair because, among other things: (1) the Special Committee consisted of independent directors appointed to represent the interests of Peapod's Holders (other than Royal Ahold and its Affiliates), (2) the Special Committee retained and was advised by its own independent legal counsel, (3) the Special Committee retained and was advised by William Blair as its independent financial advisor, (4) the nature of the deliberations pursuant to which the Special Committee evaluated the Offer and the Merger and alternatives thereto and (5) the fact that the $2.15 per share Offer Price resulted from bargaining between the Special Committee and its financial and legal advisors, on the one hand, and Royal Ahold and its legal advisor, on the other.

   The Peapod Board and the Special Committee recognized that the Merger is not structured to require the approval of a majority of the Holders of Peapod other than Royal Ahold, and that Royal Ahold currently has sufficient voting power to approve the Merger without the affirmative vote of any other Holder.

   The Special Committee and the Peapod Board also recognized that, while consummation of the Offer and the Merger will result in all Holders (other than Royal Ahold and its Affiliates) being entitled to receive $2.15 in cash for each of their Shares, it will eliminate the opportunity for current Holders (other than Royal Ahold and its Affiliates) to participate in the benefit of increases, if any, in the value of Peapod's business following the Merger. Nevertheless, the Special Committee and the Peapod Board concluded that this fact did not justify foregoing the receipt of the immediate cash premium represented by the $2.15 Offer Price. The Special Committee did not consider the net book value of the Shares in determining whether to accept Royal Ahold's offer of $2.15 per Share. The Special Committee did evaluate Peapod as a going concern through various analyses performed by William Blair, including in particular the discounted cash flow analysis prepared by William Blair in connection with its fairness opinion, which takes into account financial forecasts. See "Special Factors--Opinion of the Financial Advisor to the Special Committee--Discounted Cash Flow Analysis."

   Neither the Special Committee nor the Peapod Board considered the liquidation of Peapod's assets and neither considered liquidation to be a viable course of action; therefore, no appraisal of liquidation values was sought for purposes of evaluating the Offer and the Merger.

   In view of the wide variety of factors considered in connection with their evaluation of the Offer and the Merger, neither the Special Committee nor the Peapod Board found it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors they considered in reaching their determinations.

   The foregoing discussion of the information and factors considered by the Special Committee and the Peapod Board is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee and the Peapod Board.

OPINION OF THE FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE.

   The Special Committee retained William Blair as its financial advisor to act solely on behalf of the Holders (other than Royal Ahold and its Affiliates) in connection with the evaluation of financing and strategic alternatives available to Peapod, including a possible transaction involving Royal Ahold. After determining that an acquisition by Royal Ahold of all of the Shares not owned by Royal Ahold at a fair price would be in the best interest of the Holders (other than Royal Ahold and its Affiliates), the Special Committee asked William Blair to render an opinion as to whether the Offer Price proposed to be paid to the Holders in the Offer and the Merger is fair from a financial point of view. On July 16, 2001, William Blair delivered an oral opinion, later confirmed in writing as of that date, to the Special Committee that, as of that date and based upon and subject to the assumptions and qualifications stated in its opinion, the Offer Price was fair from a financial point of view to the Holders (other than Royal Ahold and its Affiliates).

   The full text of William Blair's written opinion, dated July 16, 2001, is attached as Annex C. You should read the entire opinion carefully to learn about the assumptions made, procedures followed, matters considered and limits of the scope of William Blair's review in rendering its opinion. The following summary of William Blair's opinion is qualified in its entirety by reference to the full text of the opinion. William Blair's opinion was addressed to the Special Committee for the purpose of its evaluation of the Offer Price. William Blair has consented to the attachment of its written opinion as Annex C and to the inclusion of the summary set forth below in this Offer to Purchase. The opinion of William Blair will also be made available for inspection and copying by any interested Holder or representative who has been so designated in writing at the principal executive offices of Peapod which are located at 9933 Woods Drive, Skokie, Illinois 60077 during its regular business hours.

   In connection with its opinion, William Blair, among other things:

   .   reviewed the Merger Agreement;

   . reviewed audited historical financial statements of Peapod for the three years ended December 31, 2000;

   . reviewed unaudited financial statements of Peapod for the three months ended March 31, 2001;

   . reviewed certain internal business, operating and financial information and forecasts of Peapod, including the Peapod Revised Plan, prepared by senior management of Peapod;

   . reviewed information regarding publicly available financial terms of certain other business combinations that William Blair deemed relevant;

   . reviewed the financial position and operating results of Peapod compared with those of certain other publicly traded companies William Blair deemed relevant;

   . reviewed current and historical market prices and trading volumes of Peapod's Shares;

   . reviewed share amounts and terms of Peapod's existing Series C Shares, Shares and warrants and options exercisable for shares of Common Stock of Peapod;

   . reviewed the amount of Peapod's current net operating loss carryforwards ("NOL'S");

   .   reviewed certain other publicly available information on Peapod;

   .   participated in discussions with senior management of Peapod; and

   . made such other studies and inquiries, and took into account such other matters, as William Blair deemed relevant, including its assessment of general economic, market and monetary conditions as of the date of its opinion.

   In William Blair's review and analysis, and in arriving at its opinion, it assumed and relied, without independent verification, upon the accuracy and completeness of all the information provided to it, examined by it or otherwise reviewed or discussed with it for purposes of its opinion, including the Peapod Revised Plan provided by senior management of Peapod. William Blair did not make or obtain an independent valuation or appraisal of the assets, liabilities or solvency of Peapod or Royal Ahold. William Blair was advised by the senior management of Peapod that the Peapod Revised Plan examined by it was reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Peapod. William Blair assumed that (1) the Peapod Revised Plan would be achieved in the time periods estimated and (2) all material assets and liabilities (contingent or otherwise) of Peapod were as set forth in Peapod's financial statements or other information made available to it. William Blair expressed no opinion with respect to the Peapod Revised Plan or the estimates and judgments on which it was based. William Blair was not requested to, and did not, participate in the negotiation or structuring of the Offer and the Merger, other than with respect to the Offer Price. William Blair assumed that the Offer and the Merger would be consummated upon the terms set forth in the Merger Agreement without material alteration thereof.

   The fairness opinion was based upon market, economic, financial and other conditions as in effect on, and information made available to William Blair as of, the date of such opinion. The opinion noted that subsequent developments might affect the conclusion expressed in such opinion and that William Blair disclaimed any undertaking or obligation to advise any person of any change in any matter affecting this opinion which might come or be brought to its attention after the date of such opinion. The opinion is limited to the fairness, from a financial point of view and as of the date of such opinion, of the Offer Price to the Holders (other than Royal Ahold and its Affiliates). The opinion did not address the merits of the underlying decision by Peapod to engage in the Offer and the Merger and the opinion does not constitute a recommendation to any Holder to tender in the Offer or as to how such Holder should vote with respect to the Merger if such vote is required. The following discussion summarizes the material financial analyses William Blair performed in arriving at its opinion. William Blair presented the results of these analyses to the Special Committee on July 13, 2001 and to the Peapod Board on July 16, 2001.

   In connection with its opinion and at the Special Committee's request, William Blair evaluated the Offer treating the Series C Shares held by Royal Ahold on both an as-converted basis and a not-converted basis. When treated on an as-converted basis, the Series C Shares are assumed to be converted into 19,369,873 shares of Common Stock based on the $3.75 conversion price. When treated on a not-converted basis, the Series C Shares are assumed to be valued at the aggregate liquidation preference of $72,637,024 plus accumulated and unpaid compounded preferred dividends (the "Liquidation Preference").

   Stock Price Analysis. William Blair examined the history of the trading prices and volume for the Shares and the relationship between movements of such Shares and movements in market indices and common stock of certain publicly held companies in businesses William Blair believed to be comparable to Peapod.

   William Blair noted that the twelve-month trading range for Peapod's Shares was $0.69 to $3.50 per Share and that since December 2000, the price has ranged from $0.69 to $1.97. William Blair noted that the stock price as of July 11, 2001, was $1.25 and that seven, 30 and 90 days prior to that date the stock price was $0.95, $1.20 and $0.95, respectively. William Blair also noted that the trading volume has declined substantially from an average of 280,997 shares per day in 2000 to an average of 30,021 shares per day in the second quarter of 2001. William Blair noted that the lack of meaningful institutional holdings in Peapod and the limited research coverage contributed to the low trading volume levels. In addition, William Blair noted that Nasdaq also had advised Peapod regarding potential delisting due to failure to comply with the $4 million minimum net tangible assets requirement or the new minimum $10 million stockholders' equity requirements for continued listing. Nasdaq advised Peapod that curative action had to be completed by August 31, 2001, or Peapod faced possible delisting of its stock.

   Capital Requirements Analysis. William Blair reviewed the Peapod Revised Plan that indicated Peapod's requirement to raise approximately $115 million of new capital in order to achieve operating profitability by the end of 2003 and a requirement to have $50 million to fund its operations for the remainder of 2001. William Blair noted that the Special Committee and William Blair concluded that Peapod's operating performance, market conditions in the debt and equity capital markets and the terms of Royal Ahold's Series C Shares and Warrants significantly decreased the likelihood of obtaining financing from parties other than Royal Ahold. In addition, the Special Committee and William Blair concluded that the antidilution protection contained in the terms of the Series C Shares and Warrants significantly decreased the likelihood of obtaining financing from Royal Ahold on terms that would be acceptable to the Holders (other than Royal Ahold and its Affiliates).

   Comparable Merger Transactions Analysis. William Blair performed an analysis of selected recent merger or acquisition transactions involving certain business-to-consumer ("B2C") eCommerce companies, based upon publicly available information. The selected transactions were chosen based on William Blair's judgment that they were generally comparable, in whole or in part, to the proposed transaction. In total, William Blair examined seven transactions that were consummated between January 1, 2000 and July 11, 2001. The selected transactions were not intended to be representative of the entire range of possible relevant transactions. Although William Blair compared the transaction multiples of the comparable merger transactions to the implied multiples of the Offer Price, none of the selected transactions is identical to the Merger.

   William Blair reviewed the consideration paid in such transactions in terms of the equity value of such transactions as a multiple of revenue and gross profit for the last 12 months ("LTM") prior to the announcement of such transaction. William Blair analyzed the equity values for the selected comparable transactions as it is believed that the market generally values B2C eCommerce companies based on equity value to revenue and equity value to gross profit, as these companies generally have negative earnings, minimal debt, and cash that is required to be used to fund the build-out of the business model. Information regarding the multiples implied by the terms of the Merger compared to the acquisition multiples from William Blair's analysis of such transactions is set forth in the following table.

                                                              Comparable Multiples for Seven
                                   Implied Multiples of       Transactions of B2C eCommerce
                                  Proposed Peapod Merger                Companies
                              ------------------------------- ------------------------------
                              Series C Shares Series C Shares
          Multiple             as Converted    not Converted  Relevant Range  Median   Mean
--------                      --------------- --------------- --------------  ------  -----
Equity Value/LTM Revenue.....      0.9x            1.3x       0.6x to 18.5x    1.9x    4.7x
Equity Value/LTM Gross Profit      3.7x            5.0x       2.8x to 100.6x   11.0x  24.7x

   William Blair observed that the multiples of equity value to Peapod's LTM revenue and gross profit implied by the $2.15 Offer Price, from the perspective of Peapod's Holders (other than Royal Ahold and its Affiliates), were within the relevant ranges implied by this comparable acquisitions analysis.

   In addition to evaluating multiples implied in the transactions, William Blair considered the stock price premiums paid over each of the target company's stock price one day, seven days and 30 days prior to the announcement of each transaction. The premium analysis conducted by William Blair indicated the following:

                   Proposed Peapod Relevant Transactions of B2C
                       Merger          eCommerce Companies
                   --------------- ----------------------------
     Premium                       Relevant Range  Median Mean
-------                            --------------- ------ -----
One day premium...      72.0%       4.3% to  39.5% 14.8%  17.2%
Seven day premium.     126.3%      17.2% to  52.2% 31.7%  33.8%
Thirty day premium      79.2%       4.3% to 163.4% 12.8%  42.0%

   For purposes of this analysis, the "one day premium" date for Peapod is July 11, 2001. William Blair noted that the merger premiums implied by the $2.15 Offer Price compared favorably to the relevant range, median and means of the comparable transactions and, specifically for the one day and seven day premiums, exceeded the high end of the range of comparable transactions.

   Analysis of Certain Publicly Traded Companies Comparable to Peapod. William Blair reviewed and compared certain Peapod financial information to corresponding financial information, ratios and public market multiples for publicly traded B2C eCommerce companies it deemed relevant. William Blair selected these companies because they are the publicly traded companies whose operations and financial condition William Blair deemed most comparable to Peapod. Although William Blair compared the trading multiples of the selected companies on July 11, 2001, to the implied purchase multiples of Peapod, none of the selected companies is identical to Peapod.

   Among the information William Blair considered were multiples of equity value to LTM and estimated revenue and gross profit. The multiples for the comparable companies were based on the most recent publicly available financial information as publicly disclosed for each company and as projected by analysts' estimates for the year ended December 31, 2001. William Blair analyzed the equity value to revenues and gross profit for the selected comparable companies as it is believed that the market generally values B2C eCommerce companies based on equity value to revenue and equity value to gross profit, as these companies generally have negative earnings, minimal debt, and cash that is required to be used to fund the build-out of the business model.

   William Blair identified Webvan as a potential comparable publicly traded company. While Webvan utilized a different business model than Peapod, it was the only other publicly traded online grocer. However, William Blair excluded Webvan from its analysis due to its July 9, 2001 announcement of its intent to file for bankruptcy.

   Information regarding the multiples implied by the terms of the Merger compared to the multiples derived from William Blair's analysis of selected publicly traded B2C eCommerce companies are set forth in the following table.

                                              Implied Multiples of         Selected Comparable
                                             Proposed Peapod Merger      B2C eCommerce Companies
                                         ------------------------------- ------------------------
                                         Series C Shares Series C Shares
                                               as              not         Relevant
                Multiple                    Converted       Converted       Range     Median Mean
--------                                 --------------- --------------- ------------ ------ ----
Equity Value/LTM Revenue................      0.9x            1.3x       0.1x to 2.0x  0.4x  0.7x
Equity Value/LTM Gross Profit...........      3.7x            5.0x       0.9x to 7.8x  1.7x  3.1x
Equity Value/2001 Estimated Revenue.....      0.8x            1.1x       0.1x to 2.0x  0.3x  0.7x
Equity Value/2001 Estimated Gross Profit      2.3x            3.1x       0.6x to 6.7x  1.7x  2.7x

   William Blair observed that the multiples of equity value to LTM and 2001 estimated revenue and gross profit implied by the $2.15 Offer Price, from the perspective of Peapod's Holders (other than Royal Ahold and its Affiliates), compared favorably to the relevant range, median and means of the corresponding trading multiples of the comparable companies.

   Discounted Cash Flow Analysis. Using a discounted cash flow analysis, William Blair estimated the net present value of Peapod's equity based on the Peapod Revised Plan. William Blair calculated Peapod's annual free cash flows by adding its earnings before interest and taxes ("EBIT") less taxes plus depreciation and amortization less capital expenditures and working capital changes. In calculating the "terminal value," William Blair assumed multiples of 2005 projected revenue ranging from 0.4x to 1.2x, which multiples William Blair believed to be appropriate for such analysis based on the analysis of comparable B2C eCommerce companies and traditional grocery companies referred to herein. The annual free cash flows and terminal value were discounted at rates between 20% and 30%, based on William Blair's analysis of the appropriate weighted average cost of capital given Peapod's current financial condition, to determine a net present value of Peapod. William Blair then subtracted Peapod's net debt to determine the net present value of Peapod's equity. To the extent that implied net present value of the equity was greater than the conversion price for the Series C Shares, the Series C Shares were treated on an as-converted basis, otherwise the Series C Shares were treated as not converted and treated as net debt at the Liquidation Preference. The discounted cash flow analysis includes Royal Ahold's Warrants to the extent dilutive based on the treasury stock method. The discounted cash flow analysis conducted by William Blair indicated the following range of values:

                          Discounted Cash
                           Flow Analysis
                          ----------------
Per Share Value of Peapod ($3.79) to $4.37

   William Blair noted that the $2.15 Offer Price fell within the range of values implied by the discounted cash flow analysis. Such analysis produced mean and median values of $0.96 and $1.36 per share respectively, based upon fifteen representative data points within the range mentioned above.

   Take Private Transactions by Majority Stockholders. William Blair performed an analysis of selected take private transactions in which a majority shareholder purchased all of the minority shares it did not own. William Blair examined 16 transactions that were announced since January 1, 1999 involving U.S. target companies with transaction values of the minority stub less than $100 million. William Blair considered the premiums paid over each company's stock price one day, seven days and 30 days prior to the announcement of the transaction. The take private analysis of premiums paid conducted by William Blair indicated the following:

                                   Relevant Take Private Transactions
                   Proposed Peapod ----------------------------------
     Premium           Merger       Relevant Range    Median   Mean
-------            --------------- ---------------   ------   -----
One day premium...      72.0%         9.8% to 220.0%  29.5%     47.5%
Seven day premium.     126.3%        12.0% to 113.3%  42.1%     47.3%
Thirty day premium      79.2%        14.8% to 128.6%  33.7%     42.6%

   For purposes of this analysis, the "One day premium" date for Peapod is July 11, 2001. William Blair noted that the merger premiums implied by the $2.15 Offer Price compared favorably with the relevant range, median and means of the premiums for the recent take private transactions implied by this analysis.

   In addition, William Blair analyzed the percentage increase from the initial discussions to the final offer for each of the 16 take private transactions. The take private analysis conducted by William Blair indicated the following:


         Proposed Peapod Merger           Relevant Take Private Transactions
----------------------------------------- ----------------------------------
Initial Discussion Offer Price % Increase  Relevant Range    Median   Mean
------------------ ----------- ---------- --------------    ------   -----
      $1.50           $2.15      43.3%      0.0% to 30.6%    19.0%    17.2%

   William Blair noted that the percentage increase implied by the $2.15 Offer Price compared favorably with the relevant range, median and mean of the increase in offer price for the recent take private transactions implied by this analysis.

   Premiums Paid Analysis. In addition to evaluating multiples implied and premiums paid in comparable B2C eCommerce transactions and premiums paid in certain take private transactions, William Blair considered, for the 144 publicly announced transactions between January 1, 2001 and July 11, 2001 whose equity values ranged from $50 million to $400 million, the premiums paid over each company's stock price one day, seven days and 30 days prior to the announcement of a transaction. The premiums analysis conducted by William Blair indicated the following:

                                   Relevant Public Transactions
                   Proposed Peapod -----------------------------
     Premium           Merger       Relevant Range  Median Mean
-------            --------------- ---------------- ------ -----
One day premium...      72.0%      -91.5% to 407.4% 29.4%  38.9%
Seven day premium.     126.3%      -91.5% to 460.8% 36.3%  47.0%
Thirty day premium      79.2%      -88.5% to 446.5% 43.5%  57.1%

   For purposes of the premiums paid analysis, the "One day premium" date for Peapod is July 11, 2001. William Blair noted that the merger premiums implied by the $2.15 Offer Price compared favorably with the relevant range, median and means of the premiums implied by this analysis.

   Analysis of Traditional Grocer Data. William Blair also believed that a review and analysis of traditional grocer data was relevant given Peapod's industry of online grocery and the belief that in the long-term, online grocers' valuations would be increasingly influenced by valuation metrics used to value traditional grocers with relatively less emphasis placed on valuation metrics for B2C eCommerce companies serving retail markets other than grocery.

   William Blair performed an analysis of selected recent merger or acquisition transactions in the traditional grocery industry that it deemed relevant. In total, William Blair examined eight transactions that were announced since January 1998 based on publicly available information. The selected transactions were not intended to be representative of the entire range of possible transactions in the industry. Although William Blair compared the transaction multiples of the comparable grocer merger transactions to the implied multiples of the Offer Price, none of the selected transactions is identical to the Merger.

   William Blair reviewed the consideration paid in such transactions in terms of market value plus book value of total debt less cash and equivalents (the "Enterprise Value") of such transactions as a multiple of revenue for the last 12 months prior to the announcement of such transactions. William Blair viewed the Enterprise Value to LTM revenue multiple as the relevant valuation metric for traditional grocers given their established business models and profits and capital structures that typically include both debt and equity. Information regarding the multiples implied by the terms of the Merger compared to the acquisition multiples from William Blair's analysis of selected grocery industry transactions is set forth in the following table.

                                     Implied Multiples of        Comparable Multiples for Eight
                                    Proposed Peapod Merger      Transactions of Grocery Companies
                                ------------------------------- ---------------------------------
                                Series C Shares Series C Shares    Relevant
           Multiple              as Converted    not Converted       Range       Median    Mean
--------                        --------------- --------------- ------------    ------    ----
Enterprise Value to LTM Revenue      1.2x            1.5x          0.2x to 1.1x   0.6x       0.7x

   William Blair noted that the multiples implied by the $2.15 Offer Price compared favorably to the relevant range, median and mean of the multiples implied by this comparable transaction analysis of grocery companies.

   William Blair also reviewed and compared Peapod's financial information, ratios and public market multiples to publicly traded companies that are engaged in the grocery and food distribution industry. William Blair viewed the Enterprise Value to LTM revenue multiple as the relevant valuation metric for the reasons previously described in this section. Although William Blair compared the trading multiples of the selected companies on July 11, 2001, to the implied purchase multiples of Peapod, none of the selected companies is identical to Peapod.

   Information regarding the multiples implied by the terms of the Merger compared to the multiples derived from William Blair's analysis of selected grocery companies are set forth in the following table.

                                     Implied Multiples of       Selected Comparable Publicly
                                    Proposed Peapod Merger        Traded Grocery Companies
                                ------------------------------- ----------------------------
                                Series C Shares Series C Shares    Relevant
           Multiple              as Converted    not Converted      Range      Median  Mean
--------                        --------------- --------------- ------------   ------  ----
Enterprise Value to LTM Revenue      1.2x            1.5x         0.1x to 0.9x  0.3x    0.3x

   William Blair observed that the multiples implied by the $2.15 Offer Price compared favorably, from the perspective of Peapod's Holders (other than Royal Ahold and its Affiliates), to the relevant range, mean and median of the corresponding trading multiples of the comparable traditional grocers.

   Estimated Value of Peapod's Net Operating Losses. William Blair also examined Peapod's current NOL's and projected future operating losses and determined that they potentially create a substantial tax benefit and incremental value to Royal Ahold given its positive earnings. William Blair further estimated the present value of these current NOL's and projected future operating losses to range from $65 million to $68 million assuming discount rates ranging from 8.0% to 10.0%. Although William Blair noted this potential NOL benefit to Royal Ahold, William Blair also noted that the value of future NOL's is predicated upon an infusion of capital required to fund the development of Peapod's business model to reach cash flow breakeven.

   General. This summary is not a complete description of the analysis performed by William Blair but contains all material elements of the analysis. The preparation of a fairness opinion involves determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to summary description. The preparation of a fairness opinion does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires William Blair to exercise its professional judgment, based on its experience and expertise in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by William Blair was carried out in order to provide a different perspective on the Merger and add to the total mix of information available. William Blair did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness. Rather, in reaching its conclusion, William Blair considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. William Blair did not place particular reliance or weight on any particular analysis, but instead concluded its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, William Blair believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. No company or transaction used in the above analyses as a comparison is directly comparable to Peapod or the Merger. In performing its analyses, William Blair made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by William Blair are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analyses.

   William Blair is a nationally recognized firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of strategic combinations and acquisitions. William Blair acted as the investment banker for Peapod's initial public offering and received underwriting fees for those services. In the ordinary course of its business, William Blair and its affiliates actively trade Shares of Peapod for their own accounts and for the accounts of their customers and accordingly may hold a long or short position in these Shares.

   William Blair was selected by the Special Committee as a result of its expertise in similar merger and acquisition transactions and for its knowledge of Peapod.

   If the Merger is consummated, William Blair will receive a fee of $722,320. In addition, Peapod has agreed to indemnify William Blair and its affiliates against certain liabilities, including liabilities arising under applicable securities laws and its out of pocket legal expenses in connection with any litigation relating to the transaction. Royal Ahold has agreed to guarantee Peapod's obligations to William Blair pursuant to the engagement letter and indemnification agreement between William Blair and the Special Committee.

   William Blair was not retained as an advisor or agent to Peapod Holders (other than Royal Ahold and its Affiliates) or any other person other than as an advisor to the Special Committee. The Offer Price was determined in negotiations in which William Blair advised the Special Committee. Peapod did not impose any restrictions or limitations upon William Blair with respect to the investigations made or the procedures that William Blair followed in rendering its opinion.

POSITION OF ROYAL AHOLD, HOLDINGS AND THE PURCHASER REGARDING FAIRNESS OF THE OFFER AND THE MERGER.

   Royal Ahold, Holdings and the Purchaser believe that the consideration to be received by the Holders (other than Royal Ahold and its Affiliates) pursuant to the Offer and the Merger is fair to such Holders. Royal Ahold, Holdings and the Purchaser base their belief on the following factors: (1) the current and historical financial performance of Peapod (as discussed under "The Tender Offer--Section 7--Certain Information Concerning Peapod"); (2) the fact that the consideration to be paid in the Offer represents a premium of 72% over the reported closing sale price per Share on Nasdaq on July 13, 2001, the last full trading day prior to the announcement by Royal Ahold and Peapod of the Offer;
(3) the fact that the Offer and the Merger will each provide consideration to the Holders entirely in cash; (4) the fact that the Offer and the Merger and the other terms and conditions of the Merger Agreement were the result of extensive negotiations between the Special Committee and its financial and legal advisors, on the one hand, and Royal Ahold and its legal advisor, on the other hand; (5) the fact that the Special Committee received an opinion from William Blair that the $2.15 per share in cash to be received by the Holders (other than Royal Ahold and its Affiliates) in the Offer and the Merger is fair from a financial point of view to such Holders; (6) the conclusions and recommendations of the Special Committee and the Peapod Board that each of the Offer and the Merger is fair to and in the best interests of the Holders (other than Royal Ahold and its Affiliates); and (7) the fact that Peapod has limited financing available and that Nasdaq had advised Peapod regarding potential delisting from Nasdaq due to the failure to comply with the minimum $4 million net tangible asset requirement or the new minimum $10 million stockholders' equity requirement for continued listing on Nasdaq.

   Royal Ahold, Holdings and the Purchaser did not find it practicable to assign, nor did they assign, relative weights to the individual factors considered in reaching their conclusions as to fairness. In light of the nature of Peapod's business, Royal Ahold, Holdings and the Purchaser did not deem net book value or liquidation value to be relevant indicators of the value of the Shares. Royal Ahold did not appoint a financial advisor to advise it on negotiating strategies or to assist it during its negotiations with the Special Committee. Royal Ahold and the Purchaser believe that the Offer and the Merger are procedurally fair to Peapod's Holders (other than Royal Ahold and its Affiliates) based on the following factors: (1) the fact that the Special Committee consisted of independent directors appointed to represent the interests of Holders (other than Royal Ahold and its Affiliates); (2) the fact that the Special Committee retained and was advised by its own independent legal counsel; (3) the fact that the Special Committee retained and was advised by William Blair, as its independent financial advisor, to assist it in evaluating financing alternatives and a potential transaction with Royal Ahold; and (4) the nature of the deliberations pursuant to which the Special Committee evaluated the Offer and the Merger and the alternatives to the Offer and the Merger and the fact that the Offer Price resulted from extensive bargaining between representatives of the Special Committee, on the one hand, and representatives of Royal Ahold on the other.

   The foregoing discussion of the information and factors considered by Royal Ahold, Holdings and the Purchaser is not intended to be exhaustive but is believed to include all material factors considered by Royal Ahold and the Purchaser.

PURPOSE AND STRUCTURE OF THE OFFER AND THE MERGER; REASONS OF ROYAL AHOLD FOR THE OFFER AND THE MERGER.

   The purpose of the Offer is to enable Royal Ahold to acquire as many outstanding Shares as possible as a first step in acquiring the entire equity interest in Peapod. The purpose of the Merger is for Royal Ahold to acquire all remaining Shares not purchased pursuant to the Offer. Upon consummation of the Merger, Peapod will become an indirect wholly owned subsidiary of Royal Ahold. The acquisition of Shares not owned by Royal Ahold has been structured as a cash tender offer followed by a cash merger in order to effect a prompt and orderly transfer of ownership of Peapod to Royal Ahold and the Purchaser from all other public stockholders and to provide those other public stockholders with cash for all of their Shares as promptly as practicable.

   Royal Ahold's acquisition proposal was made in response to a specific request from the Special Committee that had been established by the Peapod Board to consider various financing alternatives.

PLANS FOR PEAPOD AFTER THE OFFER AND THE MERGER; CERTAIN EFFECTS OF THE OFFER.

   Subject to certain matters described below, it is currently expected that, initially following the Merger, the business and operations of Peapod will generally continue as they are currently being conducted. Royal Ahold currently intends to cause Peapod's operations to continue to be run and managed by, amongst others, Peapod's existing executive officers. Nevertheless, Royal Ahold may initiate a review of Peapod and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the Merger in order best to organize and integrate the activities of Royal Ahold and Peapod. In particular, following the Merger, Royal Ahold plans to change the Peapod Board by reducing the number of directors on the board and by electing persons as directors of Peapod who likely will be employees of Royal Ahold or Peapod or their affiliates, and may also consider material changes in the indebtedness and capitalization of Peapod and may consider pursuing acquisition opportunities through Peapod. In addition, Royal Ahold may take actions to achieve cost savings through potential scale efficiencies. Royal Ahold may also take steps to align goals and rewards in the merged company organization such as adopting a Royal Ahold incentive plan for Peapod management. Royal Ahold expressly reserves the right to make any changes that it deems necessary or appropriate in light of its review or in light of future developments.

   As a result of the completion of the Offer, the interest of Royal Ahold in Peapod's net book value and net earnings will be in proportion to the number of Shares acquired in the Offer plus the Shares previously owned by Royal Ahold. If the Merger is consummated, Royal Ahold's interest in such items and in Peapod's equity generally will equal 100%, and Royal Ahold and its subsidiaries will be entitled to all benefits resulting from such interest, including all income generated by Peapod's operations and any future increase in Peapod's value. Similarly, Royal Ahold will also bear the risk of losses generated by Peapod's operations and any future decrease in the value of Peapod after the Merger. Subsequent to the Merger, current Holders (other than Royal Ahold and its Affiliates) will cease to have any equity interest in Peapod, will not have the opportunity to participate in the earnings and growth of Peapod after the Merger and will not have any right to vote on corporate matters. Similarly, Holders will not face the risk of losses generated by Peapod's operations or decline in the value of Peapod after the Merger.

   The Shares are currently traded on Nasdaq. Following the consummation of the Merger, Peapod will no longer be a public company, the Shares will no longer be traded on Nasdaq and the registration of the Shares under the Exchange Act will be terminated. Accordingly, after the Merger there will be no publicly traded equity securities of Peapod outstanding and Peapod will no longer be required to file periodic reports with the Securities and Exchange Commission (the "Commission"). See "The Tender Offer--Section 11--Effect of the Offer on the Market for the Shares; Exchange Act Registration." It is expected that, if Shares are not accepted for payment by the Purchaser pursuant to the Offer and the Merger is not consummated, Peapod's current management, under the general direction of the current Peapod Board, will continue to manage Peapod as an ongoing business.

   Any Shares (to the extent not tendered pursuant to the Offer), and any stock options or other stock-based awards held by any employees or directors of Peapod will be converted as described under "Special Factors--The Merger Agreement--The Merger."

   Except as otherwise discussed in this Offer to Purchase, Royal Ahold has no present plans or proposals that would result in (1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Peapod,
(2) a purchase, sale or transfer of a material amount of assets of Peapod or
(3) any other material changes to Peapod's capitalization, dividend policy, corporate structure or business. Pursuant to the Merger Agreement, officers of Peapod will become officers of the Surviving Corporation (as defined below).

THE MERGER AGREEMENT.

   The following summary is qualified in its entirety by reference to the Merger Agreement and the amendment thereto, which are attached as Annexes A and B to this Offer to Purchase. The following summary may not contain all the information that is important to you. Capitalized terms not otherwise defined in the following summary or elsewhere in this Offer to Purchase shall have the meanings set forth in the Merger Agreement.

   The Offer. The Merger Agreement provides for the making of the Offer. The Merger Agreement provides that Holdings will cause the Purchaser to commence the Offer as soon as reasonably practicable, but in no event later than 15 business days from the public announcement by Royal Ahold and Peapod of the Merger Agreement. Subject to applicable Commission regulations, the Purchaser
(1) shall not be required to purchase, (2) may delay the payment for, and (3) may terminate the Offer as to any Shares not already paid for if any of the events described in "The Tender Offer--Section 12--Conditions of the Offer" occur at any time on or after July 16, 2001.

   Although the Purchaser has expressly reserved the right to amend or make changes to the terms and conditions of the Offer, the Purchaser has agreed in the Merger Agreement that it will not, without the prior written consent of
Peapod: (1) decrease the Offer Price or change the form of the consideration payable in the Offer, (2) impose any additional conditions to the Offer other than those described below in "The Tender Offer--Section 12--Conditions of the Offer" or (3) otherwise amend the Offer in a manner that would adversely affect the Holders.

   The "Initial Expiration Date" of the Offer will be the 20th business day from the date the Offer is commenced. The Purchaser has the right to extend the Offer beyond the Initial Expiration Date in the following events: (1) from time to time if, at the Initial Expiration Date (or an extended expiration date, if applicable), any of the conditions to the Offer have not been satisfied or waived, (2) for any period required by the Commission or applicable law, (3) for an aggregate period not exceeding 20 business days (for all such extensions) if all of the conditions to the Offer have been satisfied or waived but the number of Shares validly tendered and not withdrawn is insufficient to result in the Purchaser owning at least 90% of the Shares then outstanding on a fully-diluted basis (without giving effect to the exercise of the Warrants) or
(4) pursuant to an amendment to the Offer providing for a "subsequent offering period" not exceeding 20 business days, to the extent permitted under, and in compliance with, Rule 14d-11 of the Exchange Act.

   Following the satisfaction or waiver of the conditions to the Offer, Holdings shall cause the Purchaser to accept for payment all Shares validly tendered pursuant to the Offer and not withdrawn as soon as it is permitted to do so pursuant to applicable law.

   Recommendation. The Special Committee has: (1) determined that the Offer, the Merger Agreement and the Merger are fair to and in the best interests of Peapod and its Holders (other than Royal Ahold and its Affiliates), (2) determined that the Merger Agreement, the Offer and the Merger should be approved and declared advisable by the Peapod Board and (3) resolved, subject to the terms and conditions of the Merger Agreement, to recommend that the Holders accept the Offer, tender their Shares pursuant thereto and approve and adopt the Merger Agreement and the Merger if submitted for their approval. The Peapod Board, based on the unanimous recommendation of the Special Committee, has: (1) determined that the Merger Agreement, the Offer and the Merger are fair to and in the best interests of the Holders (other than Royal Ahold and its Affiliates),

(2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Offer and the Merger and (3) resolved, subject to the terms and conditions of the Merger Agreement, to recommend that the Holders accept the Offer, tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the Merger if submitted for their approval. However, such recommendation of the Special Committee or the Peapod Board may be withdrawn or modified to the extent that the Special Committee or the Peapod Board, based on the recommendation of the Special Committee (in each case after receiving the advice of outside nationally recognized legal counsel) reasonably determines in good faith that its fiduciary duties under applicable law require it to take such actions.

   The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, the Purchaser shall be merged with and into Peapod. As soon as practicable, and in no event later than three business days, after the satisfaction or waiver of the conditions set forth in the Merger Agreement, as described below in "--Conditions to the Merger" (or on such other date as the parties to the Merger Agreement agreed to in writing), the parties to the Merger Agreement shall cause the Merger to be consummated by filing a certificate of merger or a certificate of ownership and merger (the "Merger Certificate") with the Secretary of State of the State of Delaware in accordance with the DGCL. The filing of the Merger Certificate or such later time as may be agreed to by the parties to the Merger Agreement and set forth in the Merger Certificate shall be the Effective Time of the Merger.

   As a result of the Merger, the separate corporate existence of the Purchaser will cease and Peapod will be the Surviving Corporation, with all of its property, rights, privileges, powers and franchises continuing unaffected by the Merger. The certificate of incorporation and by-laws of Peapod as in effect immediately prior to the Effective Time will be the certificate of incorporation and by-laws of the Surviving Corporation, until thereafter amended as provided by law and such certificate of incorporation and by-laws. The individuals serving as directors and officers of Peapod at the Effective Time will be the directors and officers of the Surviving Corporation from and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law.

   At the Effective Time, (1) each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than Shares of Holders exercising appraisal rights, as described below in "Special Factors--Appraisal Rights," and Shares to be canceled as provided in (2) below) will be converted into the right to receive $2.15 per share in cash (the "Merger Consideration"),
(2) each share of Common Stock and each share of preferred stock and each of the warrants of Peapod held in the treasury of Peapod or owned by Royal Ahold or any direct or indirect wholly owned subsidiary of Royal Ahold or Peapod immediately prior to the Effective Time will be canceled, and no payment or distribution will be made with respect to such shares of Common Stock, preferred stock and warrants and (3) each share of Common Stock of the Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one share of Common Stock of the Surviving Corporation.

   The Merger Agreement provides that all actions necessary be taken to cancel each outstanding option to purchase Shares (an "Option") and to pay to the Holders of such Options an amount in cash equal to the product of (a) the number of shares of Common Stock subject to the Option, whether or not vested or exercisable, multiplied by (b) the excess, if any, of the Merger Consideration over the per share exercise price of the Option, reduced by applicable withholding taxes. Any then outstanding stock appreciation rights or limited stock appreciation rights issued by Peapod or any affiliate of Peapod will be canceled immediately prior to the Effective Time without any payment therefor. All payroll deductions under Peapod's Employee Stock Purchase Plan will cease and such plan will terminate at the end of the current "Purchase Period" (as such term is defined in Peapod's Employee Stock Purchase Plan), and each participant in such plan will receive from Peapod, in lieu of any right to purchase Common Stock under such plan at the end of such Purchase Period, an amount in cash equal to the product of (a) the number of shares of Common Stock that could have been purchased under such plan at the end of such Purchase Period, based on the lower of the share price at the beginning and at the end of such Purchase Period, multiplied by (b) the Merger Consideration, reduced by applicable withholding taxes.

   Agreements of the Purchaser and Peapod. The Merger Agreement provides that if, as a result of the purchase of Shares pursuant to the Offer, the Purchaser owns in the aggregate at least 90% of the Shares upon completion of the Offer, the parties will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, as described below in "--Conditions to the Merger," without a meeting of stockholders in accordance with Section 253 of the DGCL.

   Stockholders' Meeting and Information Statement. Pursuant to the Merger Agreement, if required by law in order to consummate the Merger, (1) Peapod will take all action necessary to seek approval of the Merger and adoption of the Merger Agreement, at a meeting of its stockholders or by written consent of the Holders of Peapod, as promptly as practicable, and (2) as promptly as practicable after the Offer, Holdings, the Purchaser and Peapod will prepare, and Peapod will file with the Commission, a consent solicitation statement or information statement (referred to herein as an "Information Statement") relating to the Merger to seek approval and adoption of the Merger Agreement. If a vote of the stockholders of Peapod is necessary to effect the Merger, the Purchaser has agreed in the Merger Agreement to vote or cause to be voted all Shares owned by it in favor of the approval and adoption of the Merger Agreement and the Merger. If an Information Statement is required, Peapod has agreed that, subject to the fiduciary duties of the Peapod Board and the Special Committee, such Information Statement will include the recommendation of the Peapod Board and the Special Committee that the stockholders of Peapod approve and adopt the Merger Agreement.

  Certain Covenants.

   Conduct by Peapod Pending the Merger. Peapod has agreed that it will, except as expressly contemplated by the Merger Agreement or consented to in writing by Royal Ahold, conduct its business and operations only according to its ordinary course of business, consistent with past practice, and use reasonable best efforts to preserve intact its business organization, keep available the services of its present officers, employees and consultants and maintain existing relationships with suppliers, creditors, business associates and others having business dealings with it.

   In addition, Peapod has agreed that, as of the Effective Time of the Merger, it will have taken all steps to ensure that it will not be bound by any warrants not owned by Royal Ahold.

   Peapod also agreed that, except as expressly contemplated by the Merger Agreement or consented to in writing by Holdings, until the earlier of the termination of the Merger Agreement or the Effective Time, Peapod will not:

  Organizational Documents

   .   amend its certificate of incorporation or by-laws;

  Capital

   . issue, sell, pledge, dispose of or encumber any shares of capital stock of any class or any other equity interest, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other equity interest, except for the issuance of shares pursuant to the exercise of options outstanding on the date of the Merger Agreement;

   . declare, set aside, make or pay any dividend or other distribution in respect of any of its capital stock or any other equity interest including any constructive or deemed distributions, and any distributions in connection with the adoption of a shareholders rights plan, or make any other payments to stockholders in their capacity as such;

   . split, combine or reclassify any of its capital stock or any other equity interest or issue or authorize the issuance of any other securities in respect of, or in substitution for shares of its capital stock or any other equity interest;

   . redeem, purchase or otherwise acquire any of its capital stock or any other equity interests;

  Acquisitions and Dispositions

   .   acquire, lease, encumber or dispose of any material assets;

   . acquire (by merger, consolidation, acquisition of stock, assets or otherwise) any corporation, partnership or other business organization or division thereof;

  Employee Benefits

   . increase the compensation, severance or other benefits payable or to become payable to Peapod's directors, officers or employees, other than increases in salary or wages of Peapod or its employees (who are not Peapod's directors or executive officers) in accordance with past practice or pursuant to binding commitments;

   .   grant any severance or termination pay not currently required;

   .   enter into any employment or severance agreement;

   . establish, adopt, enter into or amend any collective bargaining agreement, employee benefit plan, or arrangement for the benefit of any current or former directors, officers or employees, except as may be required by law;

  Other Covenants

   .   incur or assume any indebtedness for borrowed money or other liability;

   . amend or terminate any confidentiality agreements, standstill agreements or material contracts to which Peapod is a party or by which Peapod is bound, or waive, release or assign any material rights or claims, other than in the ordinary course of business, consistent with past practice;

   . guarantee or otherwise become liable or responsible for the obligations of any other person, other than in the ordinary course of business, consistent with past practice;

   . make any loans, advances or capital contributions to, or investments in, any other person;

   . other than in the ordinary course of business, consistent with past practice, enter into any material commitment, transaction, contract or agreement;

   . pay or satisfy any of its material claims, liabilities or obligations, other than in the ordinary course of business, consistent with past practice, or in accordance with its terms of liabilities reflected or reserved against, in, or contemplated by, its financial statements;

   . change accounting policies or procedures, except as required by a change in generally accepted accounting principles, Commission position or applicable law;

   . approve or authorize any action to be submitted to Peapod's stockholders for approval other than pursuant to the Merger Agreement;

   . make or change any material election with respect to taxes, agree or settle any material claim or assessment in respect of taxes, or agree to an extension or waiver of the limitation period to any material claim or assessment in respect of taxes;

   . take any action that would or is reasonably likely to result in any of the conditions to the Merger not being satisfied or that would materially impair the ability of Peapod, Royal Ahold, Holdings or the Purchaser to consummate the merger or materially delay the merger;

   .   wind-up or otherwise eliminate the Special Committee; or

   .   agree, authorize or announce to take any of the actions described above.

   Indemnification and Insurance. The Merger Agreement provides that the Surviving Corporation's certificate of incorporation and by-laws will contain the provisions with respect to indemnification of directors and officers as set forth in Peapod's certificate of incorporation and by-laws and will maintain in effect the current directors' and officers' liability insurance or substantially similar insurance covering those persons who are currently covered on the date of the Merger Agreement by our directors' and officers' liability insurance policy for a period of at least six years (provided that the Surviving Corporation in the Merger is not required to pay an annual premium for any such policy in excess of 200% of the last annual premium paid by Peapod prior to the Merger Agreement). The Merger Agreement also provides that the Surviving Corporation will indemnify and hold harmless any former or current officer or director of Peapod against any losses in connection with any threatened or actual action, suit or proceeding, based in whole or in part on, or arising in whole or in part out of, the fact that the person is or was an officer or director of Peapod.

   No Solicitation of Other Offers. Peapod has also agreed that until the earlier of the termination of the Merger Agreement or the Effective Time, Peapod will not take (and Peapod will not authorize or permit any of its affiliates, officers, directors, employees, agents, representatives, consultants, financial advisors, attorneys, accountants, or other agents to so take) any action to encourage, solicit, initiate or engage in discussions or negotiations with any Person, other than the Purchaser (and its affiliates or representatives), concerning any acquisition of Peapod or any purchase of all or any part of the capital stock of Peapod (except in satisfaction of its obligations with respect to cancellation of options and other outstanding rights to purchase shares of Common Stock as set forth in the Merger Agreement), or any merger, sale of substantial assets or similar transaction involving Peapod. However, Peapod may participate in discussions or furnish information to a third-party prior to the Effective Time if Peapod receives an unsolicited proposal that did not result from a violation of this covenant from such third-party and the Special Committee or the Peapod Board, based on the recommendation of the Special Committee (in each case after receiving the advice of outside nationally recognized legal counsel), reasonably determines in good faith that its fiduciary duties under applicable law require it to take such action.

   Access to Information. Peapod will afford to Holdings and its representatives, reasonable access to its properties, books and records and furnish Holdings with all information concerning the business it reasonably requests. Holdings agrees to and it shall cause its representatives to treat as confidential all information relating to Peapod; however, this sentence shall not apply to information that is available publicly at the time of disclosure, and any information that in Holdings' sole discretion is required to be disclosed pursuant to any applicable Law.

   Representation and Warranties. Peapod has made customary representations and warranties in the Merger Agreement to Holdings and the Purchaser, including representation relating to:

                 .   corporate             .   taxes
                     organization
                 .   corporate             .   employee benefit
                     authority                 plans
                 .   vote required
                 .   state takeover        .   compliance with
                     statutes                  applicable laws
                 .   rights agreement
                 .   capitalization        .   material contracts
                 .   investments
                 .   no conflicts;         .   environmental laws
                     required filings
                     and consents          .   intellectual
                 .   absence of certain        property
                     changes
                 .   litigation            .   labor matters
                 .   Commission
                     documents and         .   brokers or finders
                     financial
                     statements            .   opinion of
                                               financial advisor

   Each of the other parties to the Merger Agreement have severally made customary representations and warranties in the Merger Agreement to Peapod, including representations relating to:

   .   corporate             .   financing
       organization
                             .   brokers or finders
   .   corporate
       authority             .   required filings
                                 and consents
   .   no conflict

   Certain of the representations and warranties of Peapod are qualified as to "materiality" or "Material Adverse Effect" on Peapod. "Material Adverse Effect" means, with respect to Peapod, a material adverse change in, or effect on, the business, condition (financial or otherwise), results of operations, assets, liabilities, revenues or earnings of Peapod, but shall not include any change, event, effect, occurrence or circumstance arising in connection with or as a result of (1) the announcement or performance of the transactions contemplated by the Merger Agreement or (2) any announcement or other communication of Holdings or any affiliate thereof of the plans or intentions of Holdings with respect to any conduct of any business of Peapod.

   Conditions to the Merger. Article 8 of the Merger Agreement provides that the obligations of Holdings, the Purchaser and Peapod to consummate the Merger are subject to the satisfaction or waiver of the following conditions: (1) if required by the DGCL, the Merger Agreement shall have been approved and adopted by the requisite affirmative vote of the Holders of Peapod in accordance with the DGCL and Peapod's certificate of incorporation, (2) no governmental entity shall have enacted, issued, promulgated, enforced or entered any law, executive order or award (whether temporary, preliminary or permanent) that is then in effect and has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger and (3) the Purchaser shall have purchased Shares pursuant to the Offer.

   Termination. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement by the Holders of Peapod: (1) by mutual written consent duly authorized by the board of directors of each of Peapod, the Purchaser and Holdings (provided that consent of the Peapod Board is approved by the Special Committee); (2) by Holdings, the Purchaser or Peapod in the event of a final and nonappealable order or action by a governmental entity restraining, enjoining or otherwise prohibiting consummation of the Offer or the Merger; (3) by Holdings at any time prior to the purchase of Shares pursuant to the Offer, if the Special Committee or the Peapod Board based on the recommendation of the Special Committee shall have (a) withdrawn, modified or changed, or proposed to withdraw, modify or change, its approval or recommendation of the Merger Agreement, the Offer, the Merger or the other transactions contemplated hereby in any manner which Holdings determines to be adverse to it, (b) approved or recommended, or proposed to approve or recommend, the approval or acceptance of, or announced, or proposed to announce, a neutral position with respect to, a proposal from a Person other than Holdings or Purchaser with respect to any acquisition of Peapod or any purchase of all or any part of the capital stock of Peapod (except in satisfaction of the obligations to cancel options, employee stock purchase rights and warrants) or any merger, sale of substantial assets or similar transaction involving Peapod or (c) failed to reaffirm its approval or recommendation of the Merger Agreement, the Offer, the Merger or the other transactions contemplated thereby upon the request of Holdings; (4) prior to the purchase of Shares pursuant to the Offer, by Holdings upon a breach of any representation, warranty, covenant or agreement on the part of Peapod set forth in the Merger Agreement, or if any representation or warranty of Peapod shall have become untrue, however, if such breach is curable by Peapod through the exercise of its reasonable efforts and for as long as Peapod continues to exercise such reasonable efforts, Holdings and the Purchaser may not terminate the Merger Agreement under this provision; (5) prior to the purchase of Shares pursuant to the Offer, by Peapod upon a breach of any representation, warranty, covenant or agreement on the part of the Purchaser or Holdings set forth in the Merger Agreement, or if any representation or warranty of the Purchaser or Holdings shall have become untrue, however, if such breach is curable by the Purchaser or Holdings as the case may be, through the exercise of its reasonable efforts and for as long as the Purchaser or Holdings, as the case may be, continues to exercise such reasonable efforts, Peapod may not terminate the Merger Agreement under this provision; (6) by Peapod (as agreed to by the Special Committee) if due to an occurrence or circumstance, not involving a breach by Peapod of its obligations under the Merger Agreement, which would result in a failure to satisfy any of the conditions described in "The Tender Offer--Section 12--Conditions of the Offer" or otherwise, the Purchaser shall have failed to commence the Offer within 15 business days following the date of the Merger Agreement, terminated the Offer or permitted the Offer to expire without the purchase of Shares thereunder; or
(7) by Holdings or the Purchaser after October 24, 2001, if Holdings shall not have theretofore purchased Shares pursuant to the Offer solely as a result of a failure to satisfy any of the conditions described in "The Tender Offer--Section 12--Conditions of the Offer." If the Merger Agreement is terminated, the Merger Agreement will become void and there will be no liability under the Merger Agreement on the part of Holdings, the Purchaser or Peapod, except that certain provisions regarding broker's fees will survive any termination of the Merger Agreement, provided that termination will not relieve any party from liability for a willful breach of the Merger Agreement.

   Fees and Expenses. All expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, whether or not the Offer, the Merger or any other transaction is consummated, except that if the Agreement is terminated by Holdings due to a change in the recommendation of the Special Committee or the Peapod Board of the Merger Agreement or the transactions contemplated thereby, and at such time there is no breach by Royal Ahold or the Purchaser, then Peapod will reimburse Holdings for all Expenses of Royal Ahold, Holdings and the Purchaser and pay to Holdings $500,000.

   Amendment and Waivers. To the fullest extent permitted by the DGCL, the Merger Agreement may be amended by the parties by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time, provided that any such amendment must also be approved by the Special Committee.

   At any time prior to the Effective Time, any party to the Merger Agreement may (1) extend the time for the performance of any obligation or other act of another party to the Merger Agreement, (2) waive any inaccuracy in the representations and warranties of another party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and (3) waive compliance with any agreement of another party or condition to its own obligations contained in the Merger Agreement, provided that, if Peapod seeks to make such extension or waiver as provided in clause (1), (2) or (3) above, it must first obtain the approval of the Special Committee. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound.

APPRAISAL RIGHTS.

   Under Section 262 of the DGCL, any Holder at the Effective Time (a "Remaining Holder") who does not wish to accept the Merger Consideration pursuant to the Merger has the right to seek an appraisal and be paid the "fair value" of its Shares at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such Holder complies with the provisions of such Section 262 of the DGCL.

   The following is a brief summary of the statutory procedures to be followed by a Remaining Holder in order to dissent from the Merger and perfect appraisal rights under the DGCL. The following is a summary of the provisions of Section 262 of the DGCL and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex D hereto. Any Remaining Holder considering demanding appraisal is advised to consult legal counsel. Appraisal rights will not be available unless and until the Merger is consummated.

   Remaining Holders of record who desire to exercise their appraisal rights must fully satisfy all of the following conditions. A written demand for appraisal of Shares must be delivered to the Secretary of Peapod (1) before the taking of a vote, if any, on any approval and adoption of the Merger Agreement if the Merger is being consummated following approval thereof at a meeting of Peapod's stockholders (a "Long-Form Merger") or (2) within 20 days after the date that the Surviving Corporation mails to the Remaining Holders a notice (the "Notice of Merger") to the effect that the Merger has been approved and/or is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected without a vote or meeting of Peapod's stockholders either in a Short-Form Merger pursuant to Section 253 of the DGCL or otherwise by stockholder written consent without a meeting of stockholders. If the Merger is effected as a Long-Form Merger, this written demand for appraisal of shares must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the Merger Agreement, and none of voting against, abstaining from voting, or failure to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of either a Long-Form Merger or a Short-Form Merger, any Remaining Holder seeking appraisal rights must hold the Shares for which appraisal is sought on the date of the making of the demand, continuously hold such Shares through the Effective Time, and otherwise comply with the provisions of Section 262 of the DGCL. Any Remaining Holder of Shares who votes or delivers a written consent in favor of the Merger Agreement, as the case may be, will lose appraisal rights under
Section 262 of the DGCL.

   In the case of either a Short-Form Merger or a Long-Form Merger, a demand for appraisal must be executed by or for the Remaining Holder of record, fully and correctly, as such Remaining Holder's name appears on the stock certificates. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a Remaining Holder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

   A record owner, such as a broker, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which the Holder is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of Peapod called to approve the Merger in the case of a Long-Form Merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger.

   Remaining Holders who elect to exercise appraisal rights must mail or deliver their written demands to: Andrew Parkinson, Peapod, Inc., 9933 Woods Drive, Skokie, IL 60077. The written demand for appraisal should specify the stockholder's name and mailing address, the number of Shares covered by the demand and that the stockholder is thereby demanding appraisal of such Shares. In the case of a Long-Form Merger, Peapod must, within ten days after the Effective Time, provide notice of the Effective Time to all Remaining Holders who have complied with Section 262 of the DGCL and have not voted for approval and adoption of the Merger Agreement.

   Remaining Holders electing to exercise their appraisal rights under Section 262 of the DGCL must not vote for the approval and adoption of the Merger Agreement or consent thereto in writing. Voting or consenting in favor of the approval and adoption of the Merger Agreement, or delivering a proxy in connection with any stockholders meeting called to approve the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the approval and adoption of the Merger Agreement), will constitute a waiver of the Holder's right of appraisal and will nullify any written demand for appraisal submitted by the Holder.

   Regardless of whether the Merger is effected as a Long-Form Merger or a Short-Form Merger, within 120 days after the Effective Time, either Peapod or any Remaining Holder who has complied with the required conditions of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of the dissenting Remaining Holders. This petition must also be served on the Surviving Corporation. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which Remaining Holders are entitled to appraisal rights and thereafter will appraise the Shares owned by such Remaining Holders, determining the fair value of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that in making this determination of fair value the court must consider "market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation .
 . ." The Delaware Supreme Court has construed Section 262 of the DGCL to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." However, the court noted that
Section 262 of the DGCL provides that fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger."

   Remaining Holders who in the future consider seeking appraisal should have in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the Merger Consideration if they do seek appraisal of their Shares, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting Holder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

   Any Remaining Holder who has duly demanded appraisal in compliance with
Section 262 of the DGCL will not, after the Effective Time, be entitled to vote the Shares subject to such demand for any purpose, or to receive payment of dividends or other distributions on such Shares, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

   At any time within 60 days after the Effective Time, any former Holder shall have the right to withdraw his or her demand for appraisal and to accept the Merger Consideration. After this period, such Holder may withdraw his or her demand for appraisal only with the consent of Peapod as the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, Holders' rights to appraisal shall cease and all Holders shall be entitled to receive only the Merger Consideration. Inasmuch as Peapod has no obligation to file such a petition, and Royal Ahold has no present intention to cause or permit the Surviving Corporation to do so, any Holders who desires such a petition to be filed is advised to file it on a timely basis. No petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any Holders without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

   Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

   Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to Holders if the Merger is consummated. Holders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such Holders have to take any action relating thereto.

   Holders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but, rather, will receive the Offer Price.

BENEFICIAL OWNERSHIP OF THE COMMON STOCK AND THE SERIES C CONVERTIBLE PREFERRED STOCK.

Security Ownership of Certain Beneficial Owners and Management of Peapod.

   The following table sets forth certain information regarding beneficial ownership of Peapod's shares of Common Stock and Series C Shares as of June 30, 2001 by (1) each person who is known by Peapod to own beneficially more than 5% of the outstanding shares of Common Stock, (2) each director of Peapod, (3) each executive officer of Peapod and (4) all directors and executive officers of Peapod as a group. The business addresses of the following beneficial owners of Peapod's Common Stock and Series C Shares are provided in Schedule I and
Schedule II to this Offer to Purchase.

                                                          Amount of
                                                         Beneficial     Percent
Name of Beneficial Owner(1)           Title of Class    Ownership(2)   of Class
---------------------------        -------------------- -------------  ---------
Koninklijke Ahold N.V............. Series C Convertible
                                        Preferred Stock     726,371      100.0%
                                           Common Stock  58,262,727(3)    78.8%(4)
Tribune National Marketing Company
   435 North Michigan Avenue
   Chicago, Illinois 60611........         Common Stock   1,808,115       10.1%
Michael P. Brennan(5).............         Common Stock     155,111          *
John R. Brown(6)..................         Common Stock      17,500          *
John B. Burchard(7)...............         Common Stock      29,371          *
Robert J. DeFeo...................         Common Stock           0          *
Scott DeGraeve....................         Common Stock      13,000          *
William Grize.....................         Common Stock           0          *
Brian Hotarek.....................         Common Stock           0          *
John Jolly........................         Common Stock           0          *
Maarten Dorhout Mees..............         Common Stock           0          *
Drayton McLane(8).................         Common Stock     378,333        2.1%
Trygve E. Myhren(9)...............         Common Stock     134,320          *
Andrew B. Parkinson(10)...........         Common Stock   1,070,314        5.8%
Thomas L. Parkinson(11)...........         Common Stock   1,264,444        6.9%
Gary Preston......................         Common Stock           0          *
Earl W. Rachowicz(12).............         Common Stock     220,188        1.2%
Marc E. Smith.....................         Common Stock           0          *
Anthony G. Stallone...............         Common Stock       2,000          *
Marc C. van Gelder(13)............         Common Stock      93,925          *
Mark VanStekelenburg(14)..........         Common Stock      95,352          *
Ronald van Solt...................         Common Stock           0          *
Jonathan C. Wilson(15)............         Common Stock      42,583          *
All executive officers and
 directors as a group (20 persons)         Common Stock   3,420,406       17.9%

--------
  *   Less than 1%.
 (1)Except as set forth in the footnotes to this table, the persons named in the table above have sole voting and investment power with respect to all Shares shown as beneficially owned by them.
 (2)Number of shares of Common Stock deemed outstanding includes 18,029,542 Shares outstanding as of June 30, 2001, and any shares of Common Stock subject to options held by the person or entity in question that are currently exercisable or will become exercisable within 60 days.
 (3)Includes 19,369,873 shares of Common Stock issuable upon conversion of Series C Shares held by Royal Ahold and 36,560,937 shares of Common Stock issuable upon the exercise of outstanding Warrants held by Royal Ahold.

 (4)In fiscal 2000, Royal Ahold acquired a majority of the voting power of Peapod.
 (5)Includes 136,905 shares of Common Stock issuable pursuant to options that are exercisable within 60 days.
 (6)Includes 12,500 shares of Common Stock issuable pursuant to options that are exercisable within 60 days.
 (7)Includes 25,208 shares of Common Stock issuable pursuant to options that are exercisable within 60 days.
 (8)Includes 78,333 shares of Common Stock issuable pursuant to options that are exercisable within 60 days.
 (9)Includes 39,999 shares of Common Stock issuable pursuant to options that are exercisable within 60 days.
(10)Includes 5,288 shares of Common Stock which are held for the benefit of the minor child of Mr. Thomas L. Parkinson. Mr. Andrew B. Parkinson disclaims ownership of such Shares. Includes 35,000 Shares which were transferred subsequent to June 30, 2001 in a charitable donation. See "Special Factors--Transactions and Arrangements Concerning the Shares." Also includes 267,209 shares of Common Stock issuable pursuant to options that are exercisable within 60 days.
(11)Includes 95,943 shares of Common Stock held for the benefit of the minor children of Mr. Andrew B. Parkinson and 28,405 Shares held by Mr. Thomas L. Parkinson's minor children. Mr. Thomas L. Parkinson disclaims beneficial ownership of such Shares. Also includes 276,997 shares of Common Stock issuable pursuant to options that are exercisable within 60 days.
(12)Includes 200,997 shares of Common Stock issuable pursuant to options that are exercisable within 60 days.
(13)Includes 78,125 shares of Common Stock issuable pursuant to options that are exercisable within 60 days.
(14)Includes 9,540 Shares held by the children of Mr. VanStekelenburg. Mr. VanStekelenburg disclaims beneficial ownership of such Shares. Also includes 42,812 Shares issuable pursuant to options that are exercisable within 60 days after June 30, 2001.
(15)Includes 42,583 shares of Common Stock issuable pursuant to options that are exercisable within 60 days.

TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES.

   Other than purchases or sales under Peapod's employee stock purchase plan described in the following paragraph, to the knowledge of Peapod, Royal Ahold, Holdings and the Purchaser, no transactions in the Shares have been effected during the past 60 days by (1) Peapod or its executive officers, directors, affiliates or associates except as noted below, (2) Royal Ahold or its executive officers, directors, affiliates or any associates or majority owned subsidiaries or any executive officer or director of any such subsidiary, (3) Holdings or its executive officers, directors, affiliates or any associates or majority owned subsidiaries or any executive officer or director of any such subsidiary or (4) the Purchaser or its executive officers, directors, affiliates or any associates or majority owned subsidiaries or any executive officer or director of any such subsidiary.

   Through the employee stock purchase plan (the "ESPP"), Peapod employees may make elections at the beginning of each fiscal quarter regarding the amount of money they wish to have withheld from their paychecks to be used to purchase newly issued Shares through the ESPP. At the end of the quarter, the money withheld is used to purchase Shares for the accounts of the electing employees at a discount and based on the lower of the Closing price per share of Common Stock on the first day of the quarter and the last day of the quarter. The following officers of Peapod made elections for the second fiscal quarter of 2001 which resulted in the purchase of the following amounts of Shares at a purchase price of $.85 per Share: John Burchard, 2,118; Scott DeGraeve, 883; Tony Stallone, 3,530. These shares of Common Stock were purchased for the accounts of such officers pursuant to the procedure described above on July 13, 2001.

   On July 26, 2001, Andrew Parkinson contributed 35,000 Shares to an unaffiliated charitable foundation. No consideration was received by Mr. Parkinson with respect to this transaction.

   On June 30, 2000, pursuant to the Purchase Agreement, Royal Ahold purchased 726,371 Series B Shares, initially convertible into 19,369,873 shares of Common Stock (representing approximately 51% of the voting power of Peapod, a controlling interest). On the same date, Peapod granted to Royal Ahold the Preferred Warrants to purchase 32,894,270 shares of Common Stock. Royal Ahold purchased the Series B Shares and the Preferred Warrants for an aggregate purchase price of $72,637,024. Previously, Peapod had granted to Royal Ahold, in connection with the Credit Agreement, the Credit Facility Warrants to purchase 100,000 shares of Common Stock at $3.00 per share and 3,566,667 shares of Common Stock at $3.00 per share. On October 6, 2000, Royal Ahold purchased 2,331,917 Shares at a price of $1.125 per share pursuant to an unsolicited brokerage transaction. Royal Ahold used funds from its available working capital to fund its purchases of securities of Peapod. On October 12, 2000, Peapod and Royal Ahold entered into an exchange agreement, pursuant to which Royal Ahold exchanged the Series B Shares held by it for an equal number of Series C Shares. The terms of the Series C Shares are substantially the same as the terms of the Series B Shares, except that the Series C Shares are not subject to mandatory redemption by Peapod. Other than the purchases of Peapod securities by Royal Ahold described above, no other transactions in the securities of Peapod have been effected by Royal Ahold or its Affiliates including Holdings or the Purchaser during the past two years.

   The Series C Shares and Warrants held by Royal Ahold and securities receivable upon conversion of the Series C Shares and exercise of the Warrants are subject to certain rights to require Peapod to take action to register such securities under the Securities Act of 1933, as amended (the "Securities Act"). The number of such registrations which Peapod is obligated to effect is unlimited. In addition, the registration rights agreement provides Royal Ahold with "piggy-back" registration rights. The registration rights agreement provides that expenses relating to the registration of shares will be paid by Peapod and otherwise contains terms that are customary to registration rights agreements of its type, including, but not limited to, rights of indemnification and contribution.
   Except as set forth in this Offer to Purchase, neither Royal Ahold, Holdings nor the Purchaser nor, to Royal Ahold's, Holdings' or the Purchaser's knowledge, any person listed in Schedule I hereto, is a party to any agreement, arrangement or understanding with any other person with respect to any securities of Peapod (including, without limitation, any agreement, arrangement or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

   Except as described in this Offer to Purchase, to Royal Ahold's, Holdings' and Purchaser's knowledge, during the past two years no negotiations, transactions or material contacts concerning a merger, consolidation, or acquisition, a tender offer for or other acquisition of any securities of Peapod, an election of directors of Peapod, or a sale or other transfer of a material amount of assets of Peapod, has been entered into or has occurred between (1) Royal Ahold, Holdings, the Purchaser or any person listed in
Schedule I hereto, on the one hand, and Peapod or any of its affiliates, on the other hand or (2) any affiliates of Peapod or (3) between Peapod or any of its affiliates and any unaffiliated person with a direct interest therein.

   Peapod has not made any underwritten public offering of its securities during the past three years.

   Peapod has informed Royal Ahold that, to the best of Peapod's knowledge, after reasonable inquiry, all directors and executive officers of Peapod who hold Shares, other than those individuals, if any, for whom the tender of Shares could cause them liability under the provisions of Section 16(b) of the Exchange Act or to the extent their Shares are restricted Shares, intend to tender such Shares held by them pursuant to the Offer.

RELATED PARTY TRANSACTIONS.

  Royal Ahold

   As of July 16, 2001, Royal Ahold owned approximately 6% of the Shares and 100% of the Series C Shares, representing in the aggregate approximately 58% of the combined voting power of all classes of capital stock of Peapod. In addition, Royal Ahold has Credit Facility Warrants to purchase 100,000 shares of Common Stock at $3.00 per share and 3,566,667 shares of Common Stock at $3.00 per share and the Preferred Warrants to purchase 32,894,270 shares of Common Stock at $3.75 per share. On March 30, 2001, Royal Ahold agreed to allow Peapod to defer until the completion of a financing transaction, payment of dividends due on the Series C Shares (and the previously held Series B Shares). Six of the eleven directors serving on the Peapod Board are employees of Royal Ahold or its Affiliates and were appointed to the Peapod Board in accordance with the Purchase Agreement and the Certificate of Designation of the Series C Shares or the previously held Series B Shares.

   Credit and Security Agreements. On April 14, 2000, Peapod entered into the Credit Agreement providing for a $20 million secured revolving credit facility with Royal Ahold maturing in April 2003. On February 26, 2001, Royal Ahold agreed to increase its commitment under the Credit Agreement from $20 million to $50 million. On March 30, 2001, Royal Ahold agreed to increase the amount Peapod could borrow in any one calendar month under the Credit Agreement from $3 million to $6 million. In addition, on March 30, 2001, Royal Ahold agreed to allow Peapod to defer until Peapod completed a Financing Transaction payment of interest under the credit facility. Loans made to Peapod under the Credit Agreement accrue interest at 3% over LIBOR or 2% over the higher of (1) the rate which is 1/2 of 1% in excess of the Federal Funds Rate and (2) the Prime Lending Rate, at Peapod's option. Peapod's obligations under the Credit Agreement are secured by a lien on all of Peapod's personal property, including its intellectual property.

   Supply and Services Agreement. On April 14, 2000, Peapod and Royal Ahold entered into a supply and services agreement (the "Supply and Services Agreement") pursuant to which Peapod agreed to purchase from Royal Ahold all of Peapod's requirements for perishables and nonperishable (subject to certain limited exceptions) for sale and delivery to Peapod's customers in markets served by Royal Ahold in connection with Peapod's online grocery business. Peapod agreed to pay Royal Ahold for each product purchased from Royal Ahold a base price equal to the manufacturer's or vendor's published price in the bracket in which Royal Ahold normally purchases such product, plus applicable storage and transportation costs, less off-invoice and bill back allowances, all of which is determined and calculated in accordance with Royal Ahold's customary standards and practices applicable to its own retail stores. Royal Ahold does not receive any fee for supplying products to Peapod.

   In fiscal 2000, Peapod made payments to subsidiaries of Royal Ahold of approximately $27,942,000 for such goods and services. Of that amount, Peapod paid approximately $22,530,000 to The Stop & Shop Supermarket Company, ("Stop & Shop") $1,050,000 to Giant Food Inc. and $4,350,000 to the Edwards division of Giant Food Stores, Inc., a portion of which was paid under the Supply and Services Agreement. Marc E. Smith, a director of Peapod, is the President and Chief Executive Officer of Stop & Shop.

   Pursuant to the Supply and Services Agreement, Royal Ahold also agreed to perform certain services for the benefit of Peapod related to Peapod's online grocery business. The services include fulfillment services, delivery services, field operations services and overhead services. Royal Ahold charges Peapod either a fixed charge or the actual costs of the services, the amount of which are both determined and calculated in accordance with Royal Ahold's customary standards and practices applicable to its own retail stores. Royal Ahold does not receive any additional fees for the performance of such services. Peapod pays Royal Ahold an incentive fee in the event the volume of revenue generated by Peapod's sale of products supplied by Royal Ahold and the payroll cost incurred by Royal Ahold in rendering such services reach certain levels.

   Although Peapod and Royal Ahold cooperate and consult with each other for all of Peapod's advertising and marketing matters, Peapod is primarily responsible for its own advertising, marketing, sales and sales support efforts. Royal Ahold has granted to Peapod a limited, non-exclusive, non-transferable, royalty-free right and license to use Royal Ahold's trademarks in the U.S. in connection with Peapod's advertising, marketing and offer of Royal Ahold's products online.

   The parties have also agreed to have joint access and full use of all customer data collected by Peapod in connection with the offer online of Royal Ahold's products. Such access is free of any charge to Royal Ahold, but is subject to the parties' respective standard privacy policies.

   The initial term of the Supply and Services Agreement is five years and may be renewed by Royal Ahold for an additional five-year period. Otherwise, after the initial term, the Supply and Services Agreement will automatically renew for additional one-year periods unless either party provides 180 days' notice of non-renewal. Lastly, either party may terminate the Supply and Services Agreement at any time upon 90 days' prior written notice to the other party in the event of a breach by the other party of a material term of the Supply and Services Agreement.

   Wareroom Arrangement. Peapod and Royal Ahold have an arrangement pursuant to which Peapod occupies certain warerooms from which Royal Ahold coordinates the supply services under the Supply and Services Agreement.

   The fee payable by Peapod for use of such warerooms is based on the per-square-foot rent payable by, or charged to, the Royal Ahold affiliate that is operating the retail store where the wareroom is located. Peapod also pays a proportionate share of certain real estate tax, maintenance costs, and insurance premiums paid by the Royal Ahold Affiliate operating the retail store where the wareroom is located. Pursuant to this arrangement, Peapod currently occupies warerooms in Boston, Connecticut and Long Island.

   Technology Partnership Agreement. On May 10, 2000, Peapod and Royal Ahold entered into a technology partnership agreement under which Peapod and Royal Ahold agreed to (1) grant each other rights to certain of their respective application software and work together to develop jointly a new software system for use in connection with remote ordering and delivery services for goods sold by retailers, and (2) perform certain training, consulting, modification, maintenance and other services in connection with their respective application software and the new, jointly developed software system.

   The new, jointly developed software system (in both source and object code format) and related technology is jointly owned by Peapod and Royal Ahold. Accordingly, neither Peapod nor Royal Ahold is permitted to transfer, pledge, encumber or otherwise dispose of the new, jointly-developed software system and related technology without the consent of the other. Royal Ahold's rights and obligations under the technology partnership agreement may be shared by Royal Ahold with its Affiliates.

   Under the technology partnership agreement, Peapod granted to Royal Ahold an exclusive, worldwide, irrevocable, perpetual, royalty-free right to use all of Peapod's application software and related technology, documentation and source code, but Peapod retained the coexclusive right to provide retail grocery home delivery services in the United States, and Coles Myer Ltd. will continue to have the right to use Peapod's software and related technology only in Australia and New Zealand. Peapod may only provide retail grocery home delivery services outside the United States if Royal Ahold decides that it does not want to provide its own services in the territories in which Peapod wants to provide such services.

   Under the technology partnership agreement, Royal Ahold granted to Peapod the non-exclusive, royalty-free, non-transferable, revocable right to use certain of Royal Ahold's application software that performs functions such as order fulfillment, order packing, delivery and field operations solely in connection with Peapod's provision of retail grocery home delivery services in the United States.

   Royal Ahold's and Peapod's relationship under the technology partnership agreement as it relates to the development of the new software system and related technology is governed by a steering committee initially composed of six members; three members designated by each of Peapod and Royal Ahold.

   The term of the technology partnership agreement is five years. Thereafter, the agreement automatically renews for successive one-year terms subject to termination by Royal Ahold or Peapod upon 180 days' prior written notice to the other party. The technology partnership agreement may be terminated at any time for, among other reasons (1) Peapod's breach or default under the technology partnership agreement, (2) a bankruptcy or insolvency event, (3) the transfer of all or substantially all of Peapod's assets, (4) a change of the corporate control of Peapod, or (5) the continuation of a force majeure event. The license granted by Peapod to Royal Ahold survives termination of the technology partnership agreement, but the license granted to Peapod terminates either immediately or (in the case of a change of corporate control, transfer of all or substantially all of Peapod's assets or a force majeure event) within 90 days after termination of the technology partnership agreement.

   Real Estate Option. On March 29, 2001, Peapod and ARP Lake Zurich LLP ("ARP"), a subsidiary of Royal Ahold, entered into an assignment agreement covering an option to purchase land pursuant to which Peapod assigned to ARP an option to purchase from the owner certain land located in Lake Zurich, Illinois. On the same day, ARP exercised its option to purchase the land. Peapod and ARP also entered into a grant of option to purchase agreement under which ARP granted to Peapod an option to purchase the same land from ARP for a purchase price equal to the actual costs incurred by ARP to acquire, hold and maintain the land, plus an additional 8% per annum, and otherwise on the same terms and conditions as the original option.

   Other Transactions. On March 9, 2001, Peapod paid an aggregate of $126,833 to Marc C. van Gelder, who joined Peapod on May 1, 2000 as its President and Chief Executive Officer, representing a bonus earned by Mr. van Gelder in connection with his previous employment by Stop & Shop. Royal Ahold reimbursed Peapod for the entire amount of such payment.

   C.A.A. Stiemer-Hermus is a Dutch national who serves as Peapod's Vice President and General Manager- New York/New England. While Ms. Stiemer's position is with Peapod, her employment agreement is with Royal Ahold. Royal Ahold provides for Ms. Stiemer's salary, bonus, housing and cost allowance, and Ms. Stiemer is still eligible to participate in the Royal Ahold employee stock option plan. Peapod reimburses Royal Ahold for a certain portion of Ms. Stiemer's compensation. The details of Ms. Stiemer's assignment to Peapod are described in an offer letter from Royal Ahold to Ms. Stiemer dated November 13, 2000, which is attached as Exhibit (d)(17) to the Schedule TO.

   IBM Financing Arrangement. Peapod leases certain computer equipment and finances the purchase of other equipment, related software and maintenance from IBM under an arrangement between a subsidiary of Royal Ahold and IBM. Through affiliation with an alliance known as the CIO Alliance, a subsidiary of Royal Ahold is able to obtain certain discounts on leases of computer equipment from IBM. IBM also provides these discounts to all affiliates of Royal Ahold, including Peapod, under its arrangement with such subsidiary. Peapod's leases are processed through such subsidiary's centralized purchasing group. Under the arrangement, IBM considers such subsidiary to be the customer, but Peapod makes all lease payments directly to IBM. Peapod has been leasing computer equipment under this arrangement since June 2001. At the end of June 2001, Peapod participated in a sale-leaseback transaction with IBM under such subsidiary arrangement with IBM involving an AS400 computer it had purchased from another vendor in January 2001.

   Registration Rights Agreement. On April 14, 2000, Peapod and Royal Ahold entered into a registration rights agreement relating to the preferred stock and warrants held by or issuable to Royal Ahold and shares of Common Stock issuable upon the conversion or exercise of those securities. The registration rights agreement provides, among other things, that Royal Ahold will have the right to request registration of its securities. In addition to registration rights pursuant to a demand, the registration rights agreement provides that the holders of registrable securities will have so-called "piggyback" registration rights which means that if Peapod proposes to file a registration statement under the Securities Act relating to a sale of equity securities for its account or for the account of any other security holder, then Peapod will provide notice to Royal Ahold and must permit Royal Ahold to include registrable securities held by it in that registration. The registration rights agreement provides that expenses relating to the registration of shares (other than underwriters commissions) will be paid by Peapod and otherwise contains terms that are customary to registration rights agreements of its type, including, but not limited to, rights of indemnification and contribution.

McLane Group/M-Group Agreements/McLane Group Warrant.

   In January 2000, Peapod entered into a management agreement with the McLane Group L.P., an affiliate of Drayton McLane, a director of Peapod, pursuant to which the McLane Group agreed to manage distribution and fulfillment operations for several of Peapod's facilities. Under the management agreement, Peapod granted the McLane Group 100,000 options to purchase shares of common stock at $15.34 per share. During fiscal 2000, Peapod made payments of approximately $969,000 to the McLane Group for services performed under the management agreement. In November 2000, Peapod terminated the management agreement, paid a termination fee of $300,000 to the McLane Group and agreed to purchase certain consulting services from McLane Group. Subsequently, in lieu of purchasing such consulting services as originally agreed, Peapod agreed to pay the McLane Group $75,000 in three installments, payable at the end of the second, third and fourth quarters of fiscal 2001. These payments represent a prepayment in exchange for a minimum of eight weeks of future consulting services.
   All options granted to the McLane Group under the management agreement vest 1/24 each month and expire 10 years after the date of their grant. Peapod has entered into a separate agreement granting the McLane Group "piggy-back" registration rights with respect to the shares of common stock underlying the options issued to the McLane Group under the management agreement.

   In addition, Peapod is a party to a software license agreement with M-Group Systems, Inc., also an affiliate of Mr. McLane. To date, Peapod has paid $1.56 million to M-Group Systems for software implementation, consulting services and license fees and will make additional payments according to the terms of the software license agreement.

Parkinson.

   Peapod has granted to Messrs. Andrew and Thomas Parkinson certain rights to require Peapod to take action to register under the Securities Act the sale of shares of common stock held by them. The number of such registrations which Peapod is obligated to effect is limited to four registrations in the aggregate. The registration rights provide that in the event Peapod proposes to register any of its securities under the Securities Act at any time or times, subject to certain limitations, Peapod will use its best efforts to include the registrable shares in such registration upon the request of the holders of registration rights. Peapod is generally required to bear the expenses of all such registrations, except underwriting discounts and commissions. Messrs. Andrew and Thomas Parkinson have entered into an agreement with Ahold restricting their registration rights.

INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER.

   Six members of the Peapod Board, Messrs. Dorhout Mees, Van Solt, Grize, Hotarek, Smith and Preston, are officers of Royal Ahold, and Messrs. Grize and Hotarek are directors of the Purchaser. See Schedules I and II. In addition, the following members of the Peapod Board own Shares: Messrs. van Gelder, A. Parkinson, Van Stekelenburg, Myhren and McLane. See "Special Factors--Beneficial Ownership of the Common Stock and the Series C Convertible Preferred Stock."

   Peapod has employment agreements and severance agreements with eight of its current executive officers. If the Purchaser acquires 20% or more of the Shares (whether in the Offer, the Merger or otherwise), excluding Shares currently owned by the Purchaser or its affiliates, a "change in control" within the meaning of the severance agreements of Messrs. A. Parkinson, T. Parkinson, van Gelder, Brennan and Rachowicz will be deemed to have occurred. Upon termination by Peapod without "cause," or termination by the executive for "good reason," as defined in the severance agreements, following such "change in control" each of Messrs. Brennan, Rachowicz and van Gelder is entitled to severance payments equal to 6 months of base salary and each of Messrs. A. Parkinson and T. Parkinson is entitled to a lump sum severance payment equal to a maximum of two years of base salary and bonus and continued medical and other benefits for two years. Furthermore, a termination of the executive's employment, by the executive or Peapod, for any reason within the 30-day period commencing on the first anniversary of such change in control entitles the executive to the severance payments and benefits described above. The severance agreements terminate on the second anniversary of such change in control.

   Under the Merger Agreement, the directors and officers of Peapod are entitled to certain rights of indemnification and to be insured by the Surviving Corporation, with respect to certain matters from and after the completion of the Merger. See "Special Factors--The Merger Agreement--Certain Covenants."

   Each Special Committee member is entitled to receive director fees for service on the Special Committee which totalled less than $50,000 each.

   The Special Committee and the Peapod Board were aware of the above actual and potential conflicts of interest and considered them along with the other matters described under "Special Factors--Recommendation of the Special Committee and the Board of Directors of Peapod; Fairness of the Offer and the Merger."

                               THE TENDER OFFER

1. Terms of the Offer.

   Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date (as defined below) and not properly withdrawn in accordance with "The Tender Offer--Section 4--Withdrawal Rights." The term "Expiration Date" means 12:00 midnight, New York City time, on Thursday, August 23, 2001, unless and until the Purchaser, in its sole discretion (but subject to the terms of the Merger Agreement), shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.


   The Offer is subject to the conditions set forth in "The Tender Offer--Section 12--Conditions of the Offer." If any such condition is not satisfied, the Purchaser may (1) extend the Offer and, subject to certain conditions and to the Holder's withdrawal rights as set forth in "The Tender Offer--Section 4--Withdrawal Rights," retain all Shares which have been tendered until the expiration of the Offer as so extended, (2) waive or amend such conditions to the Offer and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Date and not properly withdrawn or delay acceptance for payment or payment for Shares, subject to applicable law, until all conditions to the Offer relating to governmental or regulatory approval are satisfied or (3) terminate the Offer as to any Shares not then paid for.

   Extension of Tender Period; Termination; Amendment; Subsequent Offering Period. The Purchaser has the right, in its sole discretion, to extend the Offer beyond the initial Expiration Date, without the consent of Peapod, in the following events: (1) from time to time if, at the initial Expiration Date (or extended expiration date of the Offer, if applicable), any of the conditions to the Offer shall not have been satisfied or waived, (2) for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer or any period required by applicable law,
(3) for an aggregate period not to exceed 20 business days (for all such extensions), if all of the conditions to the Offer are satisfied or waived but the number of Shares validly tendered and not withdrawn is insufficient to result in the Purchaser owning at least 90% of the then outstanding number of Shares on a fully diluted basis (without giving effect to exercise of the Warrants), or (4) pursuant to an amendment to the Offer providing for a "subsequent offering period" not to exceed 20 business days to the extent permitted under, and in compliance with, Rule 14d-11 under the Exchange Act.

   The Purchaser expressly reserves the right to waive any of the conditions to the Offer and to make any change in the terms of the Purchaser's conditions to the Offer, provided that without the consent of Peapod, the Purchaser cannot change the form of consideration to be paid in the Offer, decrease the Offer Price, impose any additional conditions to the Offer or amend any term to the Offer in a manner that would adversely affect the Holders of Peapod.

   If the Purchaser increases or decreases the consideration to be paid for the Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of ten business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer will be extended until the expiration of such period of ten business days. If the Purchaser makes a material change in the terms of the Offer (other than a change in price or percentage of securities sought) or in the information concerning the Offer, or waives a material condition of the Offer, the Purchaser will extend the Offer, if required by applicable law, for a period sufficient to allow the Holder to consider the amended terms of the Offer. In a published release, the Commission has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and percentage of the Shares sought, a minimum of ten business days may be required to allow adequate dissemination and investor response. The term "business day" means any day other than Saturday, Sunday or a federal holiday and shall consist of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

   Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by a public announcement, in the case of an extension of the Offer, to be made no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes in the information published, sent or given to any stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser has no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to the Dow Jones News Service or as otherwise may be required by applicable law.

   If the Purchaser extends the time during which the Offer is open, or if the Purchaser is delayed in its acceptance for payment of or payment for the Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered Shares on the Purchaser's behalf and those Shares may not be withdrawn except to the extent tendering Holders are entitled to withdrawal rights as described herein under "The Tender Offer--Section 4--Withdrawal Rights." However, the Purchaser's ability to delay the payment for Shares that the Purchaser has accepted for payment is limited by (1) Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder's offer and (2) the terms of the Merger Agreement, which require that, on the terms and subject to prior satisfaction (or waiver) of the conditions to the Offer, the Purchaser must accept for payment and pay for the Shares within the time period required under applicable law.

   Pursuant to Rule 14d-11 under the Exchange Act, after the expiration of the Offer, if all of the conditions to the Offer have been satisfied or waived, the Purchaser may, subject to certain conditions, include a subsequent offering period (a "Subsequent Offering Period") pursuant to which the Purchaser may add a period of between three and twenty business days to permit additional tenders of Shares. The Purchaser may include a Subsequent Offering Period so long as, among other things, (1) the initial twenty business day period of the Offer has expired, (2) the Offer is for all the outstanding securities of the class that is the subject of the Offer, (3) the Purchaser accepts and promptly pays for all Shares validly tendered during the Offer, (4) the Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 A.M., New York City time on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period, (5) the Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period and (6) the Purchaser offers the same form and amount of consideration for Shares in the Subsequent Offering Period as in the Offer. In addition, the Purchaser may extend any initial Subsequent Offering Period by any period or periods, provided that the aggregate of the Subsequent Offering Periods (including extensions thereof) is no more than 20 business days. The Purchaser has not at this time made a decision to include or to not include a Subsequent Offering Period. Such decision will be made in the Purchaser's sole discretion, and there is no assurance that the Purchaser will or will not include such a Subsequent Offering Period. The staff of the Commission has expressed the view that a bidder can decide to provide for a Subsequent Offering Period after the initial offering period has expired if such a Subsequent Offering Period is announced at the same time that the bidder announces the results of the initial offering period. In the event the Purchaser elects to include a Subsequent Offering Period, it will notify Holders consistent with the requirements of the Commission.

   No withdrawal rights apply to Shares tendered in a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for

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

payment. The same consideration will be paid to stockholders tendering Shares in the Offer or in any Subsequent Offering Period. If the Purchaser commences a Subsequent Offering Period, U.S. federal securities laws require the Purchaser to accept immediately for payment all tenders of Shares during a Subsequent Offering Period and to pay promptly for all Shares tendered in any Subsequent Offering Period. Any extension, termination or amendment or extension of a Subsequent Offering Period will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, the Purchaser will make a public announcement of such extension no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

   Peapod has provided the Purchaser with Peapod's stockholder lists and security position listings in respect of the Shares for the purpose of disseminating the Offer to Purchase, the Letter of Transmittal and other relevant materials to Holders. This Offer to Purchase, the Letter of Transmittal and other relevant materials will be mailed to record Holders of Shares whose names appear on Peapod's list of Holders of Shares and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Peapod's list of Holders of the Shares or, where applicable, who are listed as participants in the security position listing of The Depository Trust Company ("DTC").

2. Acceptance for Payment and Payment for Shares.

   Upon the terms and subject to the conditions of the Offer, the Merger Agreement and applicable law, (including Rule 14e-1(c) under the Exchange Act, (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment)), the Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered prior to the Expiration Date (and not properly withdrawn in accordance with "The Tender Offer--Section 4--Withdrawal Rights") promptly after the later to occur of (1) the Expiration Date and (2) the satisfaction or waiver of the conditions set forth in "The Tender Offer--Section 12--Conditions of the Offer," including, but not limited to, the regulatory conditions specified in "The Tender Offer--Section 13--Certain Legal Matters; Regulatory Approvals." Subject to applicable rules of the Commission and the terms of the Merger Agreement, the Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Shares in order to comply, in whole or in part, with any regulatory approvals. If, following acceptance for payment of Shares, the Purchaser asserts such regulatory approvals as a condition and does not promptly pay for Shares tendered, the Purchaser will promptly return such Shares.

   In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) the certificates evidencing such Shares (the "Certificates") or timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Shares into the Depositary's account at DTC (the "Book-Entry Transfer Facility"), pursuant to the procedures set forth in "The Tender Offer--Section 3--Procedures for Tendering Shares," (2) the Letter of Transmittal (or a copy thereof), properly completed and duly executed with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry transfer and
(3) any other documents required to be included with the Letter of Transmittal under the terms and subject to the conditions thereof and to this Offer to Purchase.

   The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary forming a part of a Book-Entry Confirmation system, which states that the Book-Entry Transfer Facility has received an express acknowledgment from a participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

   For purposes of the Offer, the Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn if, as and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares. Upon the terms and

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

subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering Holders for the purpose of receiving payments from the Purchaser and transmitting payments to such tendering Holders whose Shares have been accepted for payment. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE OFFER PRICE BE PAID BY THE PURCHASER, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT OR EXTENSION OF THE EXPIRATION DATE. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering Holders, the Purchaser's obligation to make such payment shall be satisfied, and tendering Holders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

   If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing Shares not purchased will be returned, without expense to the tendering Holder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedure set forth in "The Tender Offer--Section 3--Procedures for Tendering Shares," such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

   If, prior to the Expiration Date, the Purchaser increases the consideration to be paid per Share pursuant to the Offer, the Purchaser will pay such increased consideration for all such Shares purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

   The Purchaser reserves the right to assign to Royal Ahold, or to any other direct or indirect wholly owned subsidiary of Royal Ahold, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such assignment will not relieve the Purchaser of its obligations under the Offer and the Merger Agreement and will in no way prejudice the rights of tendering Holders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3. Procedures for Tendering Shares.

   Valid Tender of Shares. In order for Shares to be validly tendered pursuant to the Offer, a Holder must, prior to the Expiration Date, either (1) deliver to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase (a) a properly completed and duly executed Letter of Transmittal (or a copy thereof) with any required signature guarantees, (b) the Certificates for Shares to be tendered and (c) any other documents required to be included with the Letter of Transmittal under the terms and subject to the conditions thereof and of this Offer to Purchase, (2) cause such Holder's broker, dealer, commercial bank, trust company or custodian to tender applicable Shares pursuant to the procedures for book-entry transfer described below, or (3) comply with the guaranteed delivery procedures described below.

   Pursuant to the Rights Agreement, until the close of business on the Distribution Date (as defined in the Rights Agreement), the Rights will be transferred with and only with the certificates for Common Stock and the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

   If separate certificates representing the Rights are issued to Holders prior to the time a Holder's Shares are tendered pursuant to the Offer, certificates representing a number of Rights equal to the number of Shares tendered must be delivered to the Depositary, or, if available, a Book-Entry Confirmation received by the Depositary with respect thereto, in order for such Shares to be validly tendered. If the Distribution Date occurs and separate certificates representing the Rights are not distributed prior to the time Shares are tendered pursuant to the Offer, Rights may be tendered prior to a Holder receiving the certificates for Rights by use of the

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

guaranteed delivery procedures described below. A tender of Shares constitutes an agreement by the tendering Holder to deliver certificates representing all Rights formerly associated with the number of Shares tendered pursuant to the Offer to the Depositary prior to expiration of the period permitted by such guaranteed delivery procedures for delivery of certificates for, or a Book-Entry Confirmation with respect to, Rights (the "Rights Delivery Period"). However, after expiration of the Rights Delivery Period, the Purchaser may elect to reject as invalid a tender of Shares with respect to which certificates for, or a Book-Entry Confirmation with respect to, the number of Rights required to be tendered with such Shares have not been received by the Depositary. Nevertheless, the Purchaser will be entitled to accept for payment Shares tendered by a Holder prior to receipt of the certificates for the Rights required to be tendered with such Shares, or a Book-Entry Confirmation with respect to such Rights, and either (1) subject to complying with applicable rules and regulations of the Commission, withhold payment for such Shares pending receipt of the certificates for, or a Book-Entry Confirmation with respect to, such Rights or (2) make payment for Shares accepted for payment pending receipt of the certificates for, or a Book-Entry Confirmation with respect to, such Rights in reliance upon the agreement of a tendering Holder to deliver Rights and such guaranteed delivery procedures. Any determination by the Purchaser to make payment for Shares in reliance upon such agreement and such guaranteed delivery procedures or, after expiration of the Rights Delivery Period, to reject a tender as invalid will be made in the sole and absolute discretion of the Purchaser.

   The method of delivery of the Shares, the Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering Holder, and the delivery will be deemed made only when actually received by the Depositary (including in the case of book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

   Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Shares by (1) causing such securities to be transferred in accordance with the Book-Entry Transfer Facility's procedures into the Depositary's account and (2) causing the Letter of Transmittal to be delivered to the Depositary by means of an Agent's Message. Although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or manually signed copy thereof), properly completed and duly executed, together with any required signature guarantees, or any Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary prior to the Expiration Date at one of its addresses set forth on the back cover of this Offer to Purchase, or the tendering Holder must comply with the guaranteed delivery procedures described below. Delivery of the Letter of Transmittal and other required documents or instructions to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

   Signature Guarantee. All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each an "Eligible Institution"), unless the Shares tendered thereby are tendered (1) by the registered Holder(s) (which term, for purposes of this document, shall include any participant in the Book-Entry Transfer Facility whose name appears on a security position listing as the owner of Shares) of Shares who has not completed the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (2) for the account of an Eligible Institution. See Instruction 1 to the Letter of Transmittal.

   If a Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Certificate not accepted for payment or not tendered is to be returned to a person other than the registered Holder(s), then the Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered Holder(s) appear(s) on the Certificate, with the signature(s) on such Certificate or stock powers guaranteed as described above. See Instructions 1, 5 and 7 to the Letter of Transmittal.

   Guaranteed Delivery. If a Holder desires to tender Shares pursuant to the Offer and such Holder's Certificates are not immediately available (including because certificates for the Rights have not yet been distributed by the Rights Agent) or time will not permit all required documents to reach the Depositary prior to the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if all the following conditions are satisfied:

      (1) such tender is made by or through an Eligible Institution,

      (2) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary as provided below prior to the Expiration Date, and

      (3) the Certificates for all tendered Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a copy thereof) with any required signature guarantee (or, in the case of a book-entry transfer, a Book-Entry Confirmation along with an Agent's Message) and any other documents required by such Letter of Transmittal, are received by the Depositary within three New York Stock Exchange, Inc. ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery, or if certificates evidencing the Rights have been issued, three NYSE trading days after the date certificates for the Rights are distributed to Holders by the Rights Agent. A trading day is a day on which the NYSE is open for business.

   Any Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by facsimile transmission, or by mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility.

   Other Requirements. Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will, in all cases, be made only after timely receipt by the Depositary of (1) Certificates evidencing such Shares or a Book-Entry Confirmation of the delivery of such Shares, and if certificates evidencing Rights have been issued, such certificates or a Book-Entry confirmation, if available, with respect to such certificates (unless the Purchaser elects, in its sole discretion, to make payment for the Shares pending receipt of such certificates or a Book-Entry Confirmation, if available, with respect to such certificates), (2) a properly completed and duly executed Letter of Transmittal or a copy thereof with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and (3) any other documents required by the Letter of Transmittal. Accordingly, tendering Holders may be paid at different times depending upon when Certificates for Shares (or certificates for Rights) or Book-Entry Confirmations with respect to Shares (or Rights, if applicable) are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price to be paid by the Purchaser, regardless of any extension of the Offer or any delay in making such payment.

   Determination of Validity. All questions as to the validity, form, eligibility (including, but not limited to, time of receipt) and acceptance for payment of any tendered Shares pursuant to any of the procedures described above will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders of any Shares determined by it not to be in proper form or if the acceptance for payment of, or payment for, such Shares may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right, in its sole discretion, (subject to the terms of the Merger Agreement) to waive any of the conditions of the Offer or any defect or

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

irregularity in any tender with respect to Shares of any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived.

   Subject to the terms of the Merger Agreement, the Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

   Appointment as Proxy. By executing a Letter of Transmittal (or delivering an Agent's Message) as set forth above, a tendering Holder irrevocably appoints each designee of the Purchaser as such Holder's attorney-in-fact and proxy, with full power of substitution, to vote the Shares as described below in such manner as such attorney-in-fact and proxy (or any substitute thereof) shall deem proper in its sole discretion, and to otherwise act (including pursuant to written consent) to the full extent of such Holder's rights with respect to the Shares tendered by such Holder and accepted for payment by the Purchaser (and any and all dividends, distributions, rights or other securities issued or issuable in respect of such Shares on or after July 27, 2001 and prior to the time of such vote or action) (collectively the "Distributions"). All such proxies and powers of attorney shall be considered coupled with an interest in the tendered Shares and shall be irrevocable. This appointment will be effective if, when, and only to the extent that, the Purchaser accepts such Shares for payment pursuant to the Offer. Upon such acceptance for payment, all prior proxies and powers of attorney given by such Holder with respect to such Shares, other securities and all Distributions will, without further action, be revoked, and no subsequent proxies may be given (and, if given, will not be deemed effective). The designees of the Purchaser will, with respect to the Shares and other securities for which the appointment is effective, be empowered to exercise all voting and other rights of such Holder as they in their sole discretion may deem proper at any annual, special, adjourned or postponed meeting of Peapod's stockholders, by written consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of such Shares, the Purchaser must be able to exercise all rights (including, without limitation, all voting rights) with respect to such Shares and receive all Distributions.

   Backup Withholding. Under United States federal income tax law, the amount of any payments made by the Depositary to Holders (other than corporate and certain other exempt Holders) pursuant to the Offer may be subject to backup withholding tax at a rate of 31%. To avoid such backup withholding tax with respect to payments pursuant to the Offer, a non-exempt, tendering "U.S. Holder" (as defined in "The Tender Offer--Section 5--Certain United States Federal Income Tax Consequences") must provide the Depositary with such Holder's correct taxpayer identification number and certify under penalty of perjury that (1) the TIN provided is correct (or that such Holder is awaiting a TIN) and (2) such Holder is not subject to backup withholding tax by completing the Substitute Form W-9 included as part of the Letter of Transmittal. If backup withholding applies with respect to a Holder or if a Holder fails to deliver a completed Substitute Form W-9 to the Depositary or otherwise establish an exemption, the Depositary is required to withhold 31% of any payments made to such Holder. See "The Tender Offer--Section 5--Certain United States Federal Income Tax Consequences" and the information set forth under the heading "Important Tax Information" contained in the Letter of Transmittal. Under recently enacted legislation, the backup withholding tax rate of 31% will be reduced as of August 7, 2001 to 30.5%.

   The Purchaser's acceptance for payment of the Common Stock tendered pursuant to the Offer will constitute a binding agreement between the tendering Holder and the Purchaser upon the terms and subject to the conditions of the Offer.

4. Withdrawal Rights.

   Tenders of Shares made pursuant to the Offer are irrevocable other than as provided by applicable law and the Merger Agreement except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after September 24, 2001, or at such later time as may apply if the Offer is extended beyond that date (excluding any Subsequent Offering Period). In the event the Purchaser provides a Subsequent Offering Period following the Offer, no withdrawal rights will apply to Shares tendered during such Subsequent Offering Period or to Shares previously tendered in the Offer and accepted for payment.

   If the Purchaser extends the Offer (excluding any Subsequent Offering Period), is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer but subject to the Purchaser's obligations under the Exchange Act, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering Holders are entitled to withdrawal rights as described in this section. Any such delay will be an extension of the Offer to the extent required by law.

   For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered Holder of the Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. Shares tendered pursuant to the procedure for book-entry transfer as set forth in "The Tender Offer--Section 3--Procedures for Tendering Shares," may be withdrawn only by means of the withdrawal procedures made available by the Book-Entry Transfer Facility, must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with the Book-Entry Transfer Facility's procedures.

   Withdrawals of tendered Shares may not be rescinded without the Purchaser's consent and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. None of Royal Ahold, the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

   However, any Shares properly withdrawn may be re-tendered at any time prior to the Expiration Date by following any of the procedures described in "The Tender Offer--Section 3--Procedures for Tendering Shares."

   5. Certain United States Federal Income Tax Consequences. The receipt of cash for Shares pursuant to the Offer or the Merger by a U.S. Holder will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. For purposes of this discussion, a "U.S. Holder" is a beneficial owner of Shares who for United States federal income tax purposes is (1) a citizen or resident of the United States, (2) a corporation or partnership organized in or under the laws of the United States or any State thereof (including the District of Columbia), (3) an estate the income of which is subject to United States federal income taxation regardless of its source or (4) a trust if such trust has validly elected to be treated as a United States person for United States federal income tax purposes or a trust (a) the administration over which a United States court can exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons have the authority to control.

   In general, a U.S. Holder will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount realized from the sale of Shares and such U.S. Holder's adjusted tax basis in such Shares. Assuming that the Shares constitute a capital asset in the hands of the U.S. Holder, such gain or loss will be capital gain or loss. In the case of a noncorporate U.S. Holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income if such U.S. Holder's holding period for such Shares exceeds one year.

   The foregoing discussion may not be applicable to certain types of Holders, including Holders who acquired Shares pursuant to the exercise of stock options or otherwise as compensation, Holders that are not U.S. Holders and Holders that are otherwise subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, dealers or traders in securities or currencies, tax-exempt entities, persons that hold Shares as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes and persons that have a "functional currency" other than the United States dollar.

   Backup Withholding Tax. As noted in "The Tender Offer--Section 3--Procedures for Tendering Shares," a Holder (other than an "exempt recipient," including a corporation, a non-U.S. Holder that provides appropriate certification (if the payor does not have actual knowledge that such certificate is false) and certain other persons) that receives cash in exchange for Shares may be subject to United States federal backup withholding tax at a rate equal to 31%, unless such Holder provides its taxpayer identification number and certifies that such Holder is not subject to backup withholding tax by submitting a completed Substitute Form W-9 to the Depositary. Accordingly, each U.S. Holder should complete, sign and submit the Substitute Form W-9 included as part of the Letter of Transmittal in order to avoid the imposition of such backup withholding tax. Under recently enacted legislation, the backup withholding tax rate of 31% will be reduced as of August 7, 2001 to 30.5%.

   The United States federal income tax discussion set forth above is included for general information and is based upon income tax laws, regulations, rulings and decisions currently available and in effect, all of which are subject to change (possibly retroactively). Holders are urged to consult their tax advisors with respect to the particular tax consequences of the Offer and the Merger to them, including the application and effect of the alternative minimum tax and state, local and foreign tax laws.

   6. Price Range of Shares; Dividends. The Shares are listed and traded on the Nasdaq under the symbol "PPOD." The table below sets forth, for the periods indicated, the quarterly high and low sales prices of the Shares on Nasdaq based on published financial sources:

                                           High    Low
                                          ------- ------
Fiscal Year Ended December 31, 1999
   First Quarter......................... $11.250 $7.063
   Second Quarter........................  14.875  6.938
   Third Quarter.........................  10.500  6.313
   Fourth Quarter........................  15.000  7.375
Fiscal Year Ended December 31, 2000
   First Quarter.........................  11.563  2.500
   Second Quarter........................   3.875  2.000
   Third Quarter.........................   3.500  1.031
   Fourth Quarter........................   3.000   .750
Fiscal Year Ending December 31, 2001
   First Quarter.........................   1.469   .688
   Second Quarter........................   1.594   .781
   Third Quarter (through July 26, 2001).   2.200   .900

--------
Source: Peapod's Annual Report on Form 10-K filed with the Commission on April 2, 2001, for data other than fiscal year 2001 data; fiscal year 2001 data from Dow Jones.

Holders are urged to obtain current market quotations for the Shares.

   No cash dividends have been paid on the Shares since its initial public offering. The Merger Agreement prohibits Peapod from declaring or paying any dividends until the effective date of the Merger without the prior written consent of Royal Ahold. See "The Tender Offer--Section 10--Dividends and Distributions."

7. Certain Information Concerning Peapod.

   Peapod. Peapod is one of America's leading Internet grocers and a provider of targeted media and research services. Peapod's "SMART SHOPPING FOR BUSY PEOPLE(R)" solution provides consumers with time savings and convenience through a user-friendly, highly functional virtual supermarket, personalized shopping and delivery services, and responsive telephonic and e-mail support. Peapod provides consumer goods companies with a forum for targeted interactive advertising, high impact electronic couponing and extensive product research by linking together customers from multiple markets into a national online network and collecting substantial data regarding customers' purchase intentions, purchasing behavior and demographics. In June 2000, Royal Ahold purchased a majority stake in Peapod and currently owns approximately 58% of the outstanding voting securities of Peapod. In strategic partnership with Royal Ahold, Peapod is pursuing a "clicks and bricks" business strategy in which Peapod works closely with Royal Ahold's supermarket companies in the United States to bring Peapod's online shopping and delivery service to metropolitan areas where these supermarket companies are well established.

   Peapod is a Delaware corporation with its principal corporate offices located at 9933 Woods Drive, Skokie, Illinois 60077. The telephone number of Peapod at such offices is (847) 583-9400. The name, business address, principal occupation or employment, five year employment history and citizenship of each director and executive officer of Peapod is set forth on Schedule II.

   Available Information. Peapod is subject to the information and reporting requirements of the Exchange Act and is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning Peapod's directors and officers, their remuneration, stock options granted to them, the principal holders of Peapod's securities, any material interests of such persons in transactions with Peapod and other matters is required to be disclosed in proxy statements filed with the Commission. These reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission located in Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549, and also should be available for inspection and copying at prescribed rates at regional offices of the Commission located at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of this material may also be obtained by mail, upon payment of the Commission's customary fees, from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C., 20549. Electronic filings filed through the Commission's Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), including those made by or in respect of Peapod, are publicly available through the Commission's home page on the Internet at http://www.sec.gov.

   Except as otherwise stated in this Offer to Purchase, the information concerning Peapod contained in this Offer to Purchase, including financial information, has been taken from or is based upon publicly available documents and records on file with the Commission and other public sources. Although Royal Ahold and the Purchaser have no knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, Royal Ahold and the Purchaser take no responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by Peapod to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to Royal Ahold or the Purchaser.


   Capital Structure. The authorized capital of Peapod consists of (1) 100,000,000 shares of Common Stock, par value $0.01 per share, and (2) 10,000,000 shares of preferred stock, par value $0.01 per share.

   (a) Common Stock

   As of July 16, 2001, (1) 18,054,262 Shares were issued and outstanding, (2) 6,745,429 shares were reserved for issuance pursuant to outstanding options and warrants, (3) 19,369,873 shares were reserved for issuance upon conversion of the Series C Shares and (4) 36,560,937 shares were reserved for issuance upon exercise of the Warrants.

   (b) Preferred Stock

   On June 30, 2000, Peapod issued Series B Shares and the Preferred Warrants under the terms of the Purchase Agreement with Royal Ahold. All of the outstanding Series B Shares were exchanged on October 12, 2000, for Series C Shares.

   The Series C Shares have the same terms as the Series B Shares except that, in lieu of a provision for mandatory redemption by Peapod of the Series B Shares, the Series C Shares provide for an increase in the dividend rate on the Series C Shares beginning on June 30, 2008. The Series C Shares are convertible into 19,369,873 shares of Common Stock, subject to adjustment for certain dilutive issuances, which represents approximately 52% of the Common Stock outstanding as of July 16, 2001. The Series C Shares rank senior to the Common Stock with respect to dividends and liquidation payments, and has a liquidation preference of $100.00 per share, plus all then accrued and unpaid dividends. The Series C Shares accrue cumulative dividends, payable quarterly, at the rate of 8% per annum until June 30, 2008, and thereafter at the rate of 16% per annum. Royal Ahold has waived its right to receive payment of all accumulated and unpaid dividends on the Series C Shares (and the previously held Series B Shares), including future quarterly dividends, until the completion of a debt or equity financing transaction at which time Peapod is required to use the cash proceeds from the financing transaction to pay all accumulated and compounded dividends on the Series C Shares. As of June 30, 2001, such accumulated and unpaid dividends totaled $5,985,000.

   Holders of Series C Shares are entitled to vote together with the holders of Common Stock as a single class on all matters submitted for a vote to holders of Common Stock. Peapod may redeem the outstanding Series C Shares at any time after April 14, 2008, at a redemption price per share equal to the liquidation preference for the Series C Shares ($72,637,024), plus the amount of any accumulated and unpaid dividends as of the date of the redemption.

   In the event that a "change in control" occurs, the holder of the Series C Shares may elect to have Peapod redeem those shares at the $100 liquidation preference for the Series C Shares, plus the amount of any accrued and unpaid dividends as of the date of redemption, plus an amount per share equal to the dividends that would have accumulated from the date of redemption to and including April 14, 2005. Peapod may optionally redeem the outstanding Series C Shares at any time after April 14, 2008 at a redemption price per share equal to the $100 liquidation preference for the Series C Shares, plus the amount of any accrued and unpaid dividends as of the date of the redemption.

   As of July 16, 2001, of the 10,000,000 shares of preferred stock authorized,
(1) 1,000,000 shares have been designated Series A Junior Participating Preferred Stock, none of which will be issued or outstanding but all of which have been reserved for issuance upon the exercise of the Rights, (2) 726,371 shares have been designated Series B Convertible Preferred Stock, none of which are issued and outstanding and (3) 726,371 shares have been designated Series C Convertible Preferred Stock, 726,371 of which are issued and outstanding.

   (c) Warrants

   In connection with the Purchase Agreement with Royal Ahold, on June 30, 2000, Peapod granted to Royal Ahold the Preferred Warrants to purchase 32,894,270 shares of Common Stock. Previously, Peapod had granted to Royal Ahold the Credit Facility Warrants to purchase 100,000 shares of Common Stock and 3,566,667 shares of Common Stock, respectively.

   The Warrants give Royal Ahold the right to purchase up to an aggregate of 36,560,937 shares of Common Stock at an exercise price of $3.00 per share for the Credit Facility Warrants and $3.75 per share for the Preferred Warrants.

   Royal Ahold may exercise the Warrants, in whole or in part, at any time and from time to time, prior to the tenth anniversary of the date of issue of the Warrants. Payment of the exercise price may be made in a variety of methods, including in cash or by the provisions of goods or services with a fair value equal to the exercise price.

The exercise price and the number of shares of Common Stock issuable upon exercise of the Warrants is subject to anti-dilution adjustment under certain circumstances as set forth in the Warrants.

   The Series C Shares and Warrants held by Royal Ahold and securities receivable upon conversion of the Series C Shares and exercise of the Warrants are subject to certain rights to require Peapod to take action to register such securities under the Securities Act. The number of such registrations which Peapod is obligated to effect is unlimited. In addition, the registration rights agreement provides Royal Ahold with "piggy-back" registration rights. The registration rights agreement provides that expenses relating to the registration of shares will be paid by Peapod and otherwise contains terms that are customary to registration rights agreements of its type, including, but not limited to, rights of indemnification and contribution.

   Peapod also has three other outstanding warrants which entitle the holders thereof to purchase a total of 203,215 shares of Common Stock. See "Special Factors--Transactions and Arrangements Concerning the Shares."

   (d) Options

   Peapod has issued options or other rights to acquire shares of Common Stock pursuant to a number of different stock option plans and other plans for the benefit of non-management directors, executives and other employees. As of July 16, 2001, 6,745,429 shares of Common Stock were reserved for issuance pursuant to outstanding options and warrants (excluding the Warrants, but including all other warrants) and existing employee stock plans.

   (e) Rights

   On May 29, 1997, the Peapod Board authorized and declared a dividend of one Right for each share of Common Stock outstanding at the close of business on the effective date of Peapod's initial public offering registration statement, file no. 333-24341, each Right representing the right to purchase one one-hundredth of a share of Peapod's Series A Junior Participating Preferred Stock, $.001 par value (the "Preferred Shares") at a price of $98.00 per one-hundredth of a Preferred Share, subject to adjustment.

   On April 14, 2000, Peapod entered into a Purchase Agreement with Royal Ahold pursuant to which, among other things, Royal Ahold purchased Series B Shares and Credit Facility Warrants to purchase Common Stock. In connection with the Purchase Agreement, the Peapod Board authorized and declared a dividend on April 13, 2000, of Rights with respect to the Series B Shares, such that a number of Rights equal to the number of shares of Common Stock that such Series B Shares are convertible into in accordance with the Certificate of Designation for the Series B Shares were issued with respect to each Series B Share outstanding on the Final Closing Date (as defined in the Purchase Agreement).

   On October 12, 2000, Peapod entered into an Exchange Agreement with Royal Ahold, pursuant to which the Series B Shares held by Royal Ahold was exchanged for Series C Shares, after which the Series B Shares were canceled.

   On October 11, 2000, the Peapod Board authorized and declared a dividend of Rights with respect to the Series C Shares, such that a number of Rights equal to the number of shares of Common Stock that such Series C Shares are convertible into in accordance with the Certificate of Designations for the Series C Shares were issued with respect to each Series C Shares outstanding on the Exchange Closing Date (as defined in the Exchange Agreement).

   Pursuant to the Merger Agreement, Peapod agreed to amend the Rights
Agreement.

   Currently, the Rights are evidenced by the certificates for shares of Common Stock and Series C Shares registered in the names of holders of Common Stock and Series C Shares (which certificates shall be deemed also to be certificates for Rights) and not by Rights certificates, and the Rights are transferable only in connection with the transfer of the underlying shares of Common Stock or Series C Shares of Peapod (including a transfer to Peapod). The Rights will separate from the Common Stock and the Series C Shares upon the earlier to occur of (1) the tenth business day following the first public announcement that any person or group (other than an Exempt Person (as defined in the Rights Agreement)) has acquired (an "Acquiring Person") beneficial ownership of 15% or more of Peapod's Shares (the "Share Acquisition Date") and (2) the tenth business day (or such other business day as may be determined by action of the Peapod Board prior to the time that any person shall become an Acquiring Person), following the commencement by any person or group (other than an Exempt Person, Royal Ahold or its Affiliates or associates) of, or the first public announcement of its intention to commence, a tender or exchange offer which would, upon its consummation, result in such person or group being the Beneficial Owner (as defined in the Rights Agreement) of 15% or more of Peapod's Shares (the earliest of such dates being the "Distribution Date"). As soon as practicable after the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to the holders of record of the Shares and Series C Shares as of the close of business on the Distribution Date, which thereafter will constitute the sole evidence of the Rights.

   The Rights are not exercisable until the Distribution Date and will expire at the earlier of the close of business on June 10, 2007 and the time immediately prior to the completion of the Offer, unless the Rights are earlier redeemed as described below.

   In the event a person or group becomes an Acquiring Person, the holders of the Rights (other than an Acquiring Person and certain transferees therefrom) will be entitled to purchase shares of Common Stock of Peapod at a 50% discount. Simultaneously, the Rights of an Acquiring Person and such transferees become void.

   In the event that, on or after the date on which an Acquiring Person has become such: (1) Peapod merges into or consolidates with an Interested Stockholder or, unless all holders of the outstanding shares of Common Stock of Peapod are treated the same, any other person (with limited designated exceptions), (2) any Interested Stockholder or, unless all holders of the outstanding shares of Common Stock of Peapod are treated the same, any other person (with limited designated exceptions) merges into Peapod or (3) Peapod sells or transfers 50% or more of its consolidated assets or earning power to an Interested Stockholder or, unless all holders of the outstanding shares of Common Stock of Peapod are treated the same, any other person (with limited designated exceptions), the holders of the Rights (other than Rights which have become void) will be entitled to purchase common shares of the acquirer (or a person affiliated therewith) at a 50% discount. In general, an "Interested Stockholder" is an Acquiring Person and certain persons affiliated, associated or acting on behalf of or in concert therewith. The events set forth in this paragraph and in the preceding paragraph are referred to as "Triggering Events."

   Peapod may redeem the Rights, in whole but not in part, at a redemption price of $.01 per Right, subject to adjustment, at the direction of the Peapod Board, at any time prior to the earliest of (1) 10 Business Days after the first public announcement that any person (other than Peapod and certain related entities) has become an Acquiring Person, (2) the occurrence of any transaction described in the preceding paragraph and (3) the date of final expiration of the Rights.

   At any time after any person or group shall have become an Acquiring Person and before any person (other than an Exempt Person), together with its affiliates and associates, shall have become the Beneficial Owner of 50% or more of the outstanding shares of the Common Stock of Peapod, the Peapod Board may direct the exchange of shares of Common Stock (or Preferred Shares) for all or any part of the Rights (other than Rights which have become void) at the exchange rate of one share of Common Stock (or one one-hundredth of a Preferred Share) per Right, subject to adjustment.

   Notwithstanding the preceding discussion, pursuant to an amendment to the Rights Agreement dated as of July 16, 2001, the Purchaser shall not be deemed an "Acquiring Person." Furthermore, none of a Distribution Date, a Share Acquisition Date or a Triggering Event shall be deemed to occur, and the Rights will not become separable, solely by reason or solely as a result of (1) the approval, execution or delivery of the Merger Agreement, (2) the consummation of the Merger, (3) the commencement or consummation of the Offer or any of the other transactions contemplated by the Merger Agreement or (4) the announcement of any of the foregoing.

   No holder, as such, of any Rights certificate shall be entitled to vote, receive dividends or be deemed for any purpose the holder of the number of Preferred Shares or any other securities of Peapod which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained in the Rights Agreement or in any Rights certificate be construed to confer upon the holder of any Rights certificate, as such, any of the rights of a stockholder of Peapod or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders, or to receive dividends of subscription rights, or otherwise, until the Right or Rights evidenced by such Rights certificate shall have been exercised in accordance with the provisions of the Rights Agreement.

PEAPOD, INC.

                     SELECTED FINANCIAL AND OPERATING DATA

   Set forth below is certain selected financial information relating to Peapod which has been excerpted or derived from the financial statements contained in Peapod's Annual Reports on Form 10-K for the fiscal years ended December 31, 2000, December 31, 1999, and December 31, 1998 and the unaudited financial statements contained in Peapod's Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2000 and March 31, 2001. More comprehensive financial information is included in these reports and other documents filed by Peapod with the Commission. The financial information that follows is qualified in its entirety by reference to these reports and other documents, including the financial statements and related notes contained therein. These reports and other documents may be inspected at, and copies may be obtained from, the same places and in the manner set forth under "Available Information."

                                                     Years Ended December 31,                            Three Months Ended
                               --------------------------------------------------------------------- ---------------------------
                                                                                                       March 31,     March 31,
                                   1996          1997          1998          1999          2000          2000          2001
                               ------------- ------------- ------------- ------------- ------------- ------------- -------------
                                              (In thousands, except share and per share data and operating data)
Statement of Operations:
 (1)
Net sales (2)................. $    27,451   $    56,549   $    68,786   $    72,696   $    92,844   $    24,774   $    24,937
Cost of sales.................     (20,485)      (40,823)      (53,903)      (55,585)      (71,646)      (19,216)      (16,963)
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Gross profit..................       6,966        15,726        14,883        17,111        21,198         5,558         7,974
Operating expenses............     (16,997)      (30,666)      (38,941)      (46,761)      (77,069)      (18,141)      (22,922)
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Operating loss................     (10,031)      (14,940)      (24,058)      (29,650)      (55,871)      (12,583)      (14,948)
Net loss......................      (9,566)      (12,979)      (21,565)      (28,453)      (56,758)      (12,742)      (15,452)
Non-cash deemed dividend
 on preferred stock...........          --            --            --            --       (56,953)           --            --
Preferred stock dividend and
 accretion....................          --            --            --            --        (3,163)           --        (2,222)
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net loss available to common
 stockholders.................      (9,566)      (12,979)      (21,565)      (28,453)     (116,874)      (12,742)      (17,674)
Basic and diluted net loss per
 share........................ $     (0.82)  $     (0.87)  $     (1.27)  $     (1.62)  $     (6.48)  $     (0.70)  $     (0.98)
Shares used to compute basic
 and diluted net loss per
 share........................  11,664,956    14,915,734    16,964,439    17,542,990    18,043,749    18,207,875    17,981,511
Ratio of earnings to fixed
 charges......................     (13,186%)     (15,537%)     (11,250%)     (15,116%)      (1,065%)     (22,654%)        (622%)
Deficiency of Earnings to
 Fixed Charges................ $     9,566   $    12,979   $    21,565   $    28,453   $    56,758   $    12,742   $    15,452

Operating Data: (1)
Markets (3)...................           4             8             8             8             6             8             5
Customers (4).................      35,400       100,400        95,000       111,900       124,400       129,800       120,000
Orders (for the year/quarter
 ended).......................     201,100       396,600       494,700       571,300       772,100       205,500       205,500
Households in service area
 (5)..........................   3,581,000     6,488,000     6,628,500     8,476,100     6,792,300     8,586,100     5,031,600

Balance Sheet Data: (1)
Cash and cash equivalents..... $    13,039   $    54,079   $     4,341   $     3,343   $    14,676   $     3,770   $     3,703
Marketable securities.........          --         8,798        31,049         6,269            --           350            --
Net Property and equipment....       2,001         3,251         3,905         6,636        14,747         6,630        15,867
Total assets..................      16,528        69,110        42,971        20,780        45,733        16,698        35,330
Total current liabilities.....       6,857        12,394         8,522         9,846        18,348        16,561        25,497
Long-term obligations.........         340           701           395         1,129         4,829           988         4,226
Total stockholders' equity
 (deficit)....................       8,403        54,803        33,606         9,710        22,556          (889)        5,607
Book value per share (6)...... $      0.72   $      3.67   $      1.98   $      0.55   $      1.25   $     (0.05)  $      0.31

                                                             Years Ended December 31,             Three Months Ended
                                                 ------------------------------------------------ --------  --------
                                                                                                  March 31, March 31,
                                                   1996     1997      1998      1999      2000      2000      2001
                                                 -------- --------- --------- --------- --------- --------- ---------
                                                                            (In thousands)
Cash flows: (1)
Cash flows from operating activities:
  Net cash used in operating activities......... $(4,502) $ (6,277) $(24,294) $(25,912) $(43,225)  $(4,496) $(13,803)
Cash flows from investing activities:
  Net cash provided by (used in) investing
   activities...................................    (972)  (11,141)  (24,910)   21,551    (8,807)    4,770    (2,581)
Cash flows from financing activities:
  Net cash provided by (used in) financing
   activities...................................  16,047    58,458      (534)    3,363    63,365       153     5,411
                                                 -------  --------  --------  --------  --------   -------  --------
Net increase (decrease) in cash and cash
 equivalents....................................  10,573    41,040   (49,738)     (998)   11,333       427   (10,973)
Cash and cash equivalents at beginning of period   2,466    13,039    54,079     4,341     3,343     3,343    14,676
                                                 -------  --------  --------  --------  --------   -------  --------
Cash and cash equivalents at end of period......  13,039    54,079     4,341     3,343    14,676     3,770     3,703

--------
(1)Prior to May 31, 1997, represents the financial and operating information of Peapod LP, the predecessor entity to Peapod.
(2)Net sales include: sales of groceries to customers net of promotional discounts and allowances; subscription, service and other fees paid by customers and retail partners; fees from consumer goods companies for interactive advertising, promotion and research services; and certain maintenance and licensing fees.
(3)Represents the number of metropolitan markets served.
(4)Represents the number of households and businesses who have transacted business within the 12 months ended December 31 for the years ended December 31 and for the twelve months ended March 31 for the quarters ended March 31.
(5)Represents the number of households in areas that could be served from Peapod's fulfillment centers existing at year-end for the years ended December 31 and at March 31 for the quarters ended March 31 (i.e., the facilities at which customer orders are picked and packed for delivery).
(6)Book value per share is calculated as total stockholders' equity at the end of the period divided by the diluted number of Shares outstanding at the end of the period.

                  CERTAIN PROJECTED FINANCIAL DATA FOR PEAPOD

   As a significant stockholder of Peapod, Royal Ahold and its representatives on the Peapod Board had access to nonpublic management projections of the possible future performance of Peapod which projections were generally presented to the Peapod Board and Royal Ahold every three to four months. These projections included forecasts of revenue, income, cash flows and capital requirements. During the course of negotiations between the Special Committee and Royal Ahold, projections setting forth management's $110 million plan were provided to Royal Ahold on April 27, 2001 and management's $115 million plan were provided to Royal Ahold on May 8, 2001 (the "Peapod Projections"). The Peapod Projections do not give effect to the Offer or the potential combined operations of Royal Ahold and Peapod. A summary of the Peapod Projections received during the course of discussions between Royal Ahold and the Special Committee are set forth below.

                           PEAPOD, INC. PROJECTIONS

   Projections for Peapod Management's $110 million plan requiring capital of $110 million to reach a positive cash flow position by Peapod's third quarter of 2004.

                         $110 Million Plan Projections

                                                                          Fiscal Year
                                                        -----------------------------------------------
                                                          2001     2002     2003      2004      2005
-                                                       -------- -------- --------- --------- ---------
                                                           $        $         $         $         $
-                                                       -------- -------- --------- --------- ---------
                                                                        (in thousands)
Income Statement Data:
Revenues............................................... 110,093  159,662   222,435   278,312   328,098
Cost and expenses:
   Cost of goods sold..................................  72,339  102,099   141,184   176,735   208,633
   Fulfillment operations..............................  45,785   47,124    55,963    64,262    71,640
   General and administrative..........................  11,840   10,613    10,459    10,483    10,550
   Marketing and selling...............................  14,889   17,315    16,298    15,363    15,366
   System development and maintenance..................   4,809    6,464     6,424     6,424     6,424
   Depreciation and amortization.......................   8,972   10,499    10,201     9,880     9,427
   Pre-opening expenses................................     300    1,200         0         0         0
   Nonrecurring expenses...............................   1,208        0         0         0         0
                                                        -------  -------  --------  --------  --------
                                                        160,142  195,313   240,530   283,148   322,040
                                                        -------  -------  --------  --------  --------
Operating income (EBIT)................................ (50,049) (35,652)  (18,095)   (4,835)    6,058
Other income/expense:
   Interest expense....................................   1,356       97        32         0         0
   Interest income.....................................     203        0         0         0         0
   Non cash interest...................................   1,734    1,734       434         0         0
                                                        -------  -------  --------  --------  --------
Income before taxes.................................... (52,937) (37,482)  (18,560)   (4,835)    6,058
Income taxes...........................................       0        0         0         0         0
                                                        -------  -------  --------  --------  --------
Net income............................................. (52,937) (37,482)  (18,560)   (4,835)    6,058
                                                        =======  =======  ========  ========  ========
Balance Sheet Data:
Assets
Current assets:
   Cash and marketable securities...................... (49,829) (92,395) (106,584) (107,760)  (98,870)
   Receivables.........................................     777    1,152     1,545     1,886     2,187
   Inventory...........................................   3,105    4,306     4,661     5,045     5,461
   Prepaid expenses....................................     600      833     1,070     1,283     1,470
   Other current assets................................   4,300    3,350     1,450     1,450     1,450
                                                        -------  -------  --------  --------  --------
Total current assets................................... (41,047) (82,755)  (97,859)  (98,097)  (88,303)
Property and equipment:
   Computer equipment and software.....................  13,006   15,467    16,967    18,467    19,967
   Service equipment and other leasehold improvements..  20,133   30,673    32,173    33,673    35,173
                                                        -------  -------  --------  --------  --------
   Property and equipment at cost......................  33,140   46,140    49,140    52,140    55,140
   Accumulated depreciation............................ (16,223) (20,229)  (28,997)  (37,765)  (46,533)
                                                        -------  -------  --------  --------  --------
Net property and equipment.............................  16,917   25,911    20,143    14,375     8,607
Goodwill net of accumulated amortization...............   5,185    3,204     1,771       659         0
Other assets...........................................     609        0         0         0         0
                                                        -------  -------  --------  --------  --------
Total assets........................................... (18,336) (53,640)  (75,945)  (83,063)  (79,696)
                                                        =======  =======  ========  ========  ========
Liabilities and Stockholders' Equity
Current liabilities:
   Accounts payable....................................   4,987    7,000     8,432     9,860    11,038
   Accrued compensation................................   1,932    2,521     3,037     3,552     3,976
   Other accrued liabilities...........................   6,957    9,024    10,870    12,711    14,229
                                                        -------  -------  --------  --------  --------
Total current liabilities..............................  13,876   18,545    22,339    26,122    29,243
Obligations under capital leases, less current portion.   4,573    2,413       253         0         0
                                                        -------  -------  --------  --------  --------
Total liabilities                                        18,449   20,958    22,592    26,122    29,243
Total stockholders' equity............................. (36,786) (74,599)  (98,537) (109,185) (108,939)
                                                        -------  -------  --------  --------  --------
Total liabilities and stockholders' equity............. (18,336) (53,640)  (75,945)  (83,063)  (79,696)
                                                        =======  =======  ========  ========  ========
Cash Flow Data:
Net cash from operating activities..................... (40,613) (21,439)   (3,217)    7,889    17,702
Net cash from investing activities..................... (13,016) (13,155)   (3,000)   (3,000)   (3,000)
Net cash from financing activities..................... (10,877)  (7,972)   (7,972)   (6,065)   (5,812)
                                                        -------  -------  --------  --------  --------
Net increase (decrease) in cash........................ (64,506) (42,567)  (14,189)   (1,176)    8,890
                                                        =======  =======  ========  ========  ========

   Projections for Peapod Management's revised $115 million plan requiring capital of $115 million to reach a positive cash flow position by Peapod's third quarter of 2003.

                         $115 Million Plan Projections

                                                                        Fiscal Year
                                                       ----------------------------------------------
                                                         2001     2002      2003      2004     2005
-                                                      -------- --------- --------- -------- --------
                                                          $         $         $        $        $
-                                                      -------- --------- --------- -------- --------
                                                                       (in thousands)
Income Statement Data:
Revenues.............................................. 112,400   216,096   383,959  475,035  540,910
Cost and expenses:
   Cost of goods sold.................................  73,859   139,122   244,644  301,051  343,315
   Fulfillment operations.............................  46,454    64,581    98,400  110,336  118,621
   General and administrative.........................  11,776    10,116     9,639    9,555    9,728
   Marketing and selling..............................  16,479    28,513    28,647   20,602   20,450
   System development and maintenance.................   4,809     6,464     6,424    6,424    6,424
   Depreciation and amortization......................   8,972    11,249    11,784   11,880   11,427
   Pre-opening expenses...............................     300     2,400         0        0        0
   Nonrecurring expenses..............................   1,208         0         0        0        0
                                                       -------  --------  --------  -------  -------
                                                       163,857   262,443   399,539  459,848  509,964
                                                       -------  --------  --------  -------  -------
Operating income (EBIT)............................... (51,457)  (46,347)  (15,580)  15,188   30,946
Other income/expense:
   Interest expense...................................   1,356        97        32        0        0
   Interest income....................................     203         0         0        0        0
   Non cash interest..................................   1,734     1,734       434        0        0
                                                       -------  --------  --------  -------  -------
Income before taxes................................... (54,344)  (48,178)  (16,045)  15,188   30,946
Income taxes..........................................       0         0         0        0        0
                                                       -------  --------  --------  -------  -------
Net income............................................ (54,344)  (48,178)  (16,045)  15,188   30,946
                                                       =======  ========  ========  =======  =======
Balance Sheet Data:
Assets
Current assets:
   Cash and marketable securities..................... (50,021) (106,788) (112,834) (91,725) (55,116)
   Receivables........................................     854     1,755     2,727    3,164    3,582
   Inventory..........................................   3,105     6,268     6,785    7,345    7,950
   Prepaid expenses...................................     656     1,294     1,891    2,152    2,405
   Other current assets...............................   4,300     3,350     1,450    1,450    1,450
                                                       -------  --------  --------  -------  -------
Total current assets.................................. (41,106)  (94,121)  (99,981) (77,615) (39,729)
Property and equipment:
   Computer equipment and software....................  13,006    16,427    17,927   19,427   20,927
   Service equipment and other........................  20,133    39,712    41,212   42,712   44,212
Su\btotal Property and equipment at cost..............  33,140    56,140    59,140   62,140   65,140
   Accumulated depreciation........................... (16,223)  (20,979)  (31,330) (42,098) (52,866)
                                                       -------  --------  --------  -------  -------
Net property and equipment............................  16,917    35,161    27,809   20,041   12,273
Goodwill net of accumulated amortization..............   5,185     3,204     1,771      659        0
Other assets..........................................     609         0         0        0        0
                                                       -------  --------  --------  -------  -------
Total assets.......................................... (18,396)  (55,756)  (70,401) (56,915) (27,456)
                                                       =======  ========  ========  =======  =======
Liabilities and Stockholders' Equity
Current liabilities:
   Accounts payable...................................   5,472    10,769    14,143   15,790   17,423
   Accrued compensation...............................   2,120     3,879     5,095    5,688    6,276
   Other accrued liabilities..........................   7,633    13,884    18,233   20,356   22,461
                                                       -------  --------  --------  -------  -------
Total current liabilities.............................  15,225    28,532    37,471   41,835   46,160
Obligations under capital leases, less current portion   4,573     2,413       253        0        0
                                                       -------  --------  --------  -------  -------
Total liabilities                                       19,798    30,945    37,724   41,835   46,160
Total stockholders' equity............................ (38,193)  (86,702) (108,125) (98,749) (73,616)
                                                       -------  --------  --------  -------  -------
Total liabilities and stockholders' equity............ (18,396)  (55,756)  (70,401) (56,915) (27,456)
                                                       =======  ========  ========  =======  =======
Cash Flow Data:
Net cash from operating activities.................... (40,805)  (25,640)    4,926   30,174   45,422
Net cash from investing activities.................... (13,016)  (23,155)   (3,000)  (3,000)  (3,000)
Net cash from financing activities.................... (10,877)   (7,972)   (7,972)  (6,065)  (5,812)
                                                       -------  --------  --------  -------  -------
Net increase (decrease) in cash....................... (64,698)  (56,767)   (6,046) (21,109)  36,610
                                                       =======  ========  ========  =======  =======

              CAUTIONARY STATEMENTS CONCERNING PEAPOD PROJECTIONS

   The Peapod Projections were not prepared with a view to public disclosure or compliance with published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts or generally accepted accounting principles. Neither Royal Ahold's or Peapod's certified public accountants have examined or compiled any of the Peapod Projections or expressed any conclusion or provided any form of assurance with respect to the Peapod Projections. The Peapod Projections are included in this Offer to Purchase only because such information was available to Royal Ahold or provided to Royal Ahold in connection with its evaluation of a business combination transaction.

   The Peapod Projections are based upon a variety of estimates and hypothetical assumptions which may not be accurate, may not be realized, are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict, and are susceptible to interpretations and periodic revisions based on actual expenses and business developments. There can be no assurance that the assumptions made in preparing any of the Peapod Projections will prove accurate or that any of the Peapod Projections will be realized. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in any of the Peapod Projections. The inclusion of any of the Peapod Projections herein should not be regarded as an indication that any of Royal Ahold, the Purchaser or Peapod or their respective affiliates or representatives considered or consider any of the Peapod Projections to be a reliable prediction of future events, and none of the Peapod Projections should be relied upon as such. None of Royal Ahold, the Purchaser or Peapod or any of their respective affiliates or representatives has made or makes any representations to any person regarding the ultimate performance of Peapod compared to the information contained in any of the Peapod Projections, and none of them intends to update or otherwise revise any of the Peapod Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying any of the Peapod Projections are shown to be in error.

8. Certain Information Concerning the Purchaser, Holdings and Royal Ahold.

   The Purchaser. Bean Acquisition Corp., a newly incorporated Delaware corporation, has not conducted any business other than in connection with the Offer and the Merger Agreement. All of the issued and outstanding shares of capital stock of the Purchaser are indirectly beneficially owned by Royal Ahold. The principal address of the Purchaser is 2711 Centerville Road, Suite 400, Wilmington, Delaware, New Castle County, 19808. The telephone number of the Purchaser at such office is (800) 927-9800.

   Holdings. Ahold U.S.A. Holdings, Inc., a Maryland corporation, is an indirect wholly owned subsidiary of Royal Ahold. The Purchaser is a wholly owned subsidiary of Holdings. The principal address of Holdings is 14101 Newbrook Drive, Chantilly, Virginia 20151. The telephone number of Holdings at such offices is (703) 961-6000.

   Royal Ahold. Koninklijke Ahold N.V. is a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (municipality Zaanstad), The Netherlands. Royal Ahold has interests in food retailing in the United States, The Netherlands, Scandanavia, Portugal, Spain, the Czech Republic, Poland, several countries in the Asia Pacific region and several countries in Latin and Central America. Royal Ahold has also made substantial investments in complementary food service activities. Royal Ahold's shares of Common Stock are listed on the Euronext Exchange and the Swiss Exchange. American Depositary Shares representing Royal Ahold's common stock trade on the NYSE under the symbol "AHO." The principal executive offices of Royal Ahold are located at Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands. The telephone number of Royal Ahold at such offices is 011-31-75-659-5648 (Investor Relations).

   Royal Ahold is subject to the informational and reporting requirements of the Exchange Act applicable to foreign private issuers and is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Additional information concerning Royal Ahold is set forth in

Royal Ahold's Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (the "Royal Ahold Annual Report") and other reports filed with the Commission, which may be inspected at, and copies may be obtained from, the same places and in the manner set forth with respect to information concerning Peapod in "The Tender Offer--Section 7--Certain Information Concerning Peapod" (except that, because such reports are not filed through EDGAR, they are not publicly available through the Commission's home page).

   During the last five years, none of Royal Ahold, Holdings, the Purchaser or, to the best of their knowledge, any of the persons listed in Schedule I hereto
(1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

   9. Source and Amount of Funds. The Offer is not conditioned upon any financing arrangements. The amount of funds required by the Purchaser to purchase all of the outstanding Shares pursuant to the Offer and to pay related fees and expenses is expected to be approximately $37 million. The Purchaser currently intends to obtain all such funds through a combination of loans from and/or capital contributions by Royal Ahold or other affiliates. Royal Ahold currently intends to obtain such funds from working capital.

   10. Dividends and Distributions. As described above, the Merger Agreement provides that Peapod shall not, and shall not permit any of its subsidiaries to, without the prior written consent of Holdings (1) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock or any other equity interest, including any constructive or deemed distributions, and any distribution in connection with the adoption of a shareholders rights plan, or make any other payments to stockholders in their capacity as such, (2) split, combine or reclassify any of its capital stock or any other equity interest or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any other equity interest, or (3) redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or any other equity interests.

11. Effect of the Offer on the Market for the Shares; Exchange Act
Registration.

   Market for Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public.

   Stock Quotation. The Shares are listed on Nasdaq. Inclusion of the Shares on Nasdaq is voluntary, so Peapod may terminate that inclusion at any time. Royal Ahold has no intention to cause Peapod to terminate the inclusion of the Shares on Nasdaq prior to the Merger. However, depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion on Nasdaq. According to its published guidelines, Nasdaq would give consideration to delisting the Shares if, among other matters, the number of publicly held Shares falls below 750,000, the number of holders of round lots of Shares falls below 400 or Peapod's net tangible assets fall below $4 million or stockholder's equity falls below $10 million. Shares held by directors or officers of Peapod or their immediate families, or by any beneficial owner of more than ten percent or more of the Shares, ordinarily will not be considered as being publicly held for this purpose.

   If Nasdaq were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price quotations would be reported by such exchanges or other sources. However, the extent of the public market for the Shares and the availability of such quotations would depend upon such factors as the number of stockholders and/or the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act and other factors. Neither Royal Ahold nor the Purchaser can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

   Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration under the Exchange Act may be terminated upon application of Peapod to the Commission if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration under the Exchange Act would substantially reduce the information required to be furnished by Peapod to its Holders and to the Commission and would make certain provisions of the Exchange Act no longer applicable to Peapod, such as the short-swing profit recovery provisions of
Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders' meetings, the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of Peapod and persons holding "restricted securities" of Peapod to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated. The Purchaser intends to seek to cause Peapod to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

   If registration of the Shares is not terminated prior to the Merger, then the Shares will be delisted from all stock exchanges and the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

   Margin Regulations. The Shares are currently "margin securities," as such term is defined under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In any event, the Shares will cease to be "margin securities" if registration of the Shares under the Exchange Act is terminated.

   12. Conditions of the Offer. Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Holdings' right to cause the Purchaser to extend and amend the Offer at any time prior to the Expiration Date in its sole discretion in accordance with the terms of the Merger Agreement, Holdings shall not be required to cause the Purchaser to accept for payment, purchase or pay for, subject to any applicable regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for any tendered Shares (whether or not any Shares theretofore have been accepted for payment or paid for pursuant to the Offer), and may terminate the Offer as to any Shares not then paid for, if at any time on or after the date hereof and prior to the Expiration Date any of the following events shall occur:

      (a) there shall be threatened, instituted or pending (1) any action or proceeding by any governmental entity, domestic or foreign, or (2) any action or proceeding (other than any action or proceeding which in the good faith judgment of Holdings would not have a reasonable prospect of withstanding a summary proceeding to dismiss such action or proceeding) by any other Person, in each case before any governmental entity, domestic or foreign, (u) challenging or seeking to, or which could reasonably be expected to, make illegal, impede, delay or otherwise directly or indirectly restrain, prohibit or make materially more costly, in relation to the expected cost thereof, the Offer or the Merger or seeking to obtain damages that are material in relation to the currently expected cost of the Offer and the Merger, (v) seeking to prohibit or materially limit the ownership or operation by or the Purchaser of all or any material portion of the business or assets of Peapod or to compel Holdings or the Purchaser to dispose of or hold separately all or any material portion of the business or assets of Holdings and its subsidiaries taken as a whole or Peapod, or seeking to impose any limitation on the ability of Holdings or the Purchaser to conduct its business or own such assets, (w) seeking to impose limitations on the ability of Holdings or the Purchaser effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Holdings or the Purchaser on all matters properly presented to Peapod's stockholders, (x) seeking to require divestiture by Holdings or the Purchaser of any Shares, (y) seeking any material diminution in the benefits expected to be derived by Holdings or the Purchaser as a result of the transactions contemplated by the Offer or the Merger or (z) otherwise directly or indirectly relating to the Offer or the Merger and which has had or could reasonably be expected to have a Material Adverse Effect or a material adverse effect on Holdings or the value of the Common Stock,

      (b) there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended or issued and applicable to or deemed applicable to (1) Holdings, the Purchaser or Peapod or (2) the Offer or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign which could reasonably be expected to directly or indirectly, result in any of the consequences referred to in clauses (u) through (z) of paragraph (a) above,

      (c) any of the representations or warranties made by Peapod in the Merger Agreement that are qualified as to materiality shall be untrue or incorrect in any respect or any such representations and warranties that are not so qualified shall be untrue or incorrect in any material respect, except (1) for changes specifically permitted by the Merger Agreement and (2) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date,

      (d) Peapod shall have breached or failed in any respect to perform or comply with any obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it,

      (e) the Special Committee or the Board shall (1) have withdrawn, modified or changed, or proposed to withdraw, modify or change, its approval or recommendation of the Merger Agreement, the Offer, the Merger or the other transactions contemplated hereby in any manner which Holdings determines to be adverse to Holdings, (2) have approved or recommended, or proposed to approve or recommend, the approval or acceptance of, or announced, or proposed to announce, a neutral position with respect to, a proposal from a Person other than Holdings or the Purchaser with respect to any acquisition of Peapod or any purchase of all or any part of the capital stock of Peapod or any merger, sale of substantial assets or similar transaction involving Peapod or (3) have failed to reaffirm its approval or recommendation of the Merger Agreement, the Offer, the Merger or the other transactions contemplated hereby upon the request of Holdings,

      (f) Peapod, acting through the Board (as agreed to by the Special Committee), Holdings and the Purchaser shall have agreed that Holdings shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder,

      (g) the Merger Agreement shall have been terminated in accordance with its terms, or

      (h) there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on any U.S. securities exchange, in any U.S. over-the-counter market or Nasdaq, the NYSE or Euronext (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index), (2) any decline in any of the Dow Jones Industrial Average, the Standard & Poor's Index of 500 Industrial Companies, the New York Stock Exchange Composite Index or the Euronext 100 Index in excess of 20% measured from the close of business on the trading day next preceding the date of the Merger Agreement, (3) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or the Netherlands, (4) any material limitation (whether or not mandatory) by any Federal, state or foreign governmental authority or agency on, the extension of credit by banks or other leading institutions, or (5) in the case of any of the foregoing existing at the time of the commencement of the Offer, an acceleration or worsening thereof.

   The foregoing conditions are for the sole benefit of Holdings and the Purchaser and their respective affiliates and may be asserted by Holdings or the Purchaser, or may be waived by Holdings or the Purchaser, in whole or in part, at any time prior to Expiration Date and from time to time in their respective sole discretion. The failure by Holdings or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Should the Offer be terminated pursuant to any of the conditions listed above, all tendered Shares not previously accepted for payment shall be returned to the tendering Holders.

13. Certain Legal Matters; Regulatory Approvals.

   General. Except as otherwise disclosed herein, neither Royal Ahold nor the Purchaser is aware of (1) any license or regulatory permit that appears to be material to the business of Peapod that might be adversely affected by the acquisition of Shares by the Purchaser pursuant to the Offer, Merger or otherwise or (2) any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates that it would seek such approval or action. The Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See "The Tender Offer--Section 12--Conditions of the Offer." While, except as described in this Offer to Purchase, the Purchaser does not currently intend to delay the acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or action, if needed, would be obtained or would be obtained without substantial conditions or that adverse consequences might not result to the business of Peapod, Royal Ahold or the Purchaser or that certain parts of the businesses of Peapod, Royal Ahold or the Purchaser might not have to be disposed of in the event that such approvals were not obtained or any other actions were not taken.

   State Takeover Laws. Peapod is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an "interested stockholder" (generally a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock, or an affiliate or associate thereof) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to the date the interested stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. Peapod has represented to Royal Ahold and the Purchaser in the Merger Agreement that the Peapod Board has taken all action necessary to render Section 203 of the DGCL inapplicable to the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby.

   A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of holders in the state and were incorporated there.

   Peapod conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Based on representations made by Peapod in the Merger Agreement, the Purchaser does not believe that any state takeover statutes apply to the Offer. Neither Royal Ahold nor the Purchaser has currently complied with any state takeover statute or regulation. The Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, the Purchaser may not be obligated to accept for payment any Shares tendered. See "The Tender Offer--Section 12--Conditions of the Offer."

   Regulatory Approvals. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied ("HSR Approval"). The purchase of Shares pursuant to the Offer is not subject to such requirements because Royal Ahold currently owns in excess of 50% of Peapod's issued and outstanding voting capital, and HSR Approval was obtained in connection with the transaction on May 11, 2000 pursuant to which Royal Ahold acquired in excess of 50% of such voting capital.

   The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by the Purchaser pursuant to the Offer. At any time before or after the Purchaser's purchase of Shares, either the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or seeking divestiture of Shares acquired by the Purchaser or divestiture of substantial assets of Royal Ahold, any of its subsidiaries or Peapod. State attorneys general may also bring legal action under the antitrust laws, and private parties may bring such action under certain circumstances. Royal Ahold and the Purchaser believe that the acquisition of Shares by the Purchaser will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See "The Tender Offer--Section 12--Conditions of the Offer" for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

   Provisions for Unaffiliated Security Holders. In connection with the Offer and the Merger, neither Royal Ahold nor the Purchaser has granted to unaffiliated security holders access to their corporate files or arranged for counsel or appraisal services at the expense of Peapod, Royal Ahold or the Purchaser.

   14. Fees and Expenses. Except as set forth below, neither Royal Ahold nor the Purchaser will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

   The Purchaser and Royal Ahold have retained Wilmington Trust Company as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the United States federal securities laws.

   In addition, the Purchaser and Royal Ahold have retained Morrow & Co., Inc. to act as the Information Agent in connection with the Offer. The Information Agent may contact Holders of shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the United States federal securities laws.

   Brokers, dealers, commercial banks and trust companies will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering material to their customers.

   Pursuant to the Engagement Letter dated as of April 12, 2001, if the Merger is consummated, William Blair will receive a fee of $722,320.

   Peapod has also agreed to reimburse William Blair for all out-of-pocket expenses (including fees and expenses of its counsel not to exceed $10,000, and any other independent experts retained by William Blair with the consent of the Special Committee) reasonably incurred in connection with its engagement, provided that the total amount of such expenses shall not exceed $30,000.

   In addition, Peapod has agreed to indemnify William Blair and its affiliates, their respective principals, partners, directors, officers, agents, employees, counsel, each person, if any, controlling William Blair or any of its affiliates, and the successors, assigns, heirs and personal representatives of any of the foregoing, against certain losses and arising out of William Blair's engagement.

   Royal Ahold has concluded a letter agreement with William Blair agreeing that, in the event Peapod has not paid fees and expenses in an amount (assuming an Offer Price of $2.15) not to exceed, in the aggregate, $752,320 to William Blair, in satisfaction of its monetary obligations to William Blair under the Engagement Letter, within ten business days of the consummation of the transactions contemplated by the Merger Agreement, Royal Ahold shall pay to William Blair the amount which remains unpaid at such time. In addition, Royal Ahold has agreed to indemnify William Blair to the extent Peapod has not otherwise satisfied its obligations under its indemnity agreement with William Blair.

   The following is an estimate of fees and expenses to be incurred in connection with the Offer and the Merger:

Fees and Expenses To Be Paid by Royal Ahold or the Purchaser:
   Advertising............................................... $  110,000
   Filing....................................................      9,700
   Depositary................................................     45,000
   Information Agent (including mailing).....................     40,000
   Legal.....................................................    800,000
   Printing and Miscellaneous................................    150,000
          Total.............................................. $1,154,700

Fees and Expenses To Be Paid by Peapod:

   Financial Advisor.........................................    752,320
   Legal, Printing and Miscellaneous.........................    400,000
          Total.............................................. $1,152,320

   15. Miscellaneous. The Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, the Purchaser will make a good faith effort to comply with such state statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, the Purchaser cannot comply with any such state statute, the Offer will not be made to (and tenders will not be accepted from or on behalf of) Holders in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

   No person has been authorized to give any information or make any representation on behalf of Royal Ahold or the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

   Royal Ahold and the Purchaser have filed with the Commission a Tender Offer Statement on Schedule TO (the "Schedule TO"), together with exhibits, pursuant to Section 14(d)(1) of the Exchange Act and Rule 14d-3 promulgated thereunder, furnishing certain additional information with respect to the Offer, which includes information required by Schedule 13E-3, and may file amendments thereto. In addition, Peapod has filed a Solicitation/Recommendation Statement on Schedule 14D-9, together with all exhibits thereto, pursuant to Rule 14d-9 of the Exchange Act Rules setting forth its recommendation with respect to the Offer and the reasons for such recommendations and furnishing certain additional related information and has also filed a related Rule 13E-3 Transaction Statement on Schedule 13E-3. Such Schedules and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the manner set forth in "The Tender Offer--Section 7--Certain Information Concerning Peapod" (except that they will not be available at the regional offices of the Commission).

July 27, 2001
                                          BEAN ACQUISITION CORP.

                                  SCHEDULE I

       Information Concerning The Board Members, Directors And Executive Officers Of Royal Ahold, Ahold U.S.A. Holdings, Inc. and Bean Acquisition Corp.

   1. Supervisory Board Members, Corporate Executive Board Members and Executive Officers of Koninklijke Ahold N.V. Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each member of the Supervisory Board, the Corporate Executive Board and each executive officer of Koninklijke Ahold N.V. The principal address of Koninklijke Ahold N.V. is Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands, Telephone:
011-31-75-6599111. Each individual listed below is, unless indicated below, a citizen of The Netherlands. Members of the Supervisory Board are identified by an asterisk and members of the Corporate Executive Board are identified by two asterisks.

                      Present Principal Occupation or Employment;
                      Material Positions Held During the Past Five Years;
Name                  Current Business Address
----                  ------------------------------------------------------------------
H. de Ruiter*........ Chairman of the Supervisory Board of Koninklijke Ahold N.V.
                      (Chairman of the Supervisory Board from 1996 to present and
                      Member of the Supervisory Board from 1994 to present); Former
                      Group Managing Director and Managing Director of N.V.
                      Koninklijke Nederlandsche Petroleum Maatschappij; Member of the
                      Supervisory Board of N.V. Koninklijke Nederlandsche Petroleum
                      Maatschappij (1994 to present); Director of Shell Petroleum N.V.
                      The Hague; Director of Shell Petroleum Company Ltd. London;
                      Member of the Supervisory Board of Heineken N.V. (1993 to
                      present); Chairman of the Supervisory Board of Wolters Kluwer
                      N.V. (5/94 to present); Chairman of the Supervisory Board of Beers
                      N.V. (5/95 to present); Vice-Chairman of the Supervisory Board of
                      Corus Group (10/99 to present); Chairman of the Supervisory Board of Koninklijke Hoogovens N.V. (4/97 to 10/99) (Member of the
                      Supervisory Board from 4/95 to 4/97); Member of the Supervisory
                      Board of Vopak (11/99 to present); Chairman of the Supervisory
                      Board of Koninklijke Pakhoed N.V. (4/97 to 11/99) (Member of the
                      Supervisory Board from 4/95 to 4/97); Member of the Supervisory
                      Board of Aegon N.V. (5/96 to present); Mr. de Ruiter's current business address is Albert Heijnweg 1, 1507 EH Zaandam, The
                      Netherlands, Telephone: 011-31-75-6599111.

Sir M. Perry*........ Member of the Supervisory Board of Koninklijke Ahold N.V (1997
                      to present); Deputy Chairman of Bass PLC; Chairman of Centrica
                      PLC (formerly British Gas); Chairman of Dunlop Slazenger Group
                      Limited; President of the Marketing Council; Non-Executive
                      Director of Marks & Spencer PLC; Chairman of The Shakespeare
                      Globe Trust; President of the Liverpool School of Tropical
                      Medicine; Chairman of the British Government's Senior Salaries
                      Review Body; President of the Anglo Nederlands Society; Former
                      Director of British Gas PLC; Former Chairman of the Managing
                      Board of Unilever PLC (1992 to 1996); Former Chairman of United
                      Holdings Ltd.; Former Chairman of The Advertising Association;
                      Former Member of the British Chamber of Commerce; Sir Perry's
                      current business address is Centrica PLC, 11-12 Cliford Street,
                      London WIX 1RB, United Kingdom. (Citizen of the United
                      Kingdom).

                             Present Principal Occupation or Employment;
                             Material Positions Held During the Past Five Years;
Name                         Current Business Address
----                         ------------------------------------------------------------------
J.A. van Kemenade*.......... Member of the Supervisory Board of Koninklijke Ahold N.V. (1996
                             to present); Queen's Commissioner for the Dutch Province of North
                             Holland; Former Minister of Education and Science of the Dutch
                             Government; Vice-Chairman of the Supervisory Board of De
                             Nederlandsche Bank N.V.; Chairman of the Inter Provinciaal
                             Overleg; Member of the Board of Stichting; Chairman of Stichting
                             Prins Bernhard Cultuurfonds' Noord; Mr. Van Kemenade's current business address is Albert Heijnweg 1, 1507 EH Zaandam, The
                             Netherlands, Telephone: 011-31-75-6599111.

C. Boonstra*................ Member of the Supervisory Board of Koninklijke Ahold N.V. (2000
                             to present); Former President of Sara Lee/DE and Sara Lee
                             Corporation in the United States; President of Royal Phillips
                             Electronics; Member of Supervisory Board of the Technical
                             University Eindhoven, Amstelland N.V., Atos-Origin; Member of
                             the Supervisory Board of Sara Lee/DE N.V.; Member of the
                             Supervisory Board of Hunter Douglas International N.V.;
                             Mr. Boonstra's current business address is Albert Heijnweg 1, 1507
                             EH Zaandam, The Netherlands, Telephone: 011-31-75-6599111.

L.J.R. de Vink*............. Member of the Supervisory Board of Koninklijke Ahold N.V. (1998
                             to present); Former Chairman, President, Director and Chief
                             Executive Officer of Warner-Lambert Company; Former President
                             and Chief Operating Officer of Warner-Lambert Company (8/91 to
                             4/99); Former President of Schering International; Member of the
                             Board of the National Foundation for Infectious Diseases; Member
                             of the Board of the United Negro College Fund and Nijenrode
                             University; Member of the Board of the National Actors Theatre;
                             Member of the Board of the New Jersey Performing Arts Center;
                             Member of the Advisory Board for Sotheby's; Mr. de Vink's current business address is Warner-Lambert Company, 201 Tabor Road,
                             Morris Plains, New Jersey 07950 (Citizen of the United States).

C.H. van der Hoeven**....... Member of the Corporate Executive Board of Koninklijke Ahold
                             N.V. (1997 to present); President and Chief Executive Officer of
                             Koninklijke Ahold N.V. (3/93 to present); Member of the
                             Supervisory Board of ABN AMRO Bank N.V.; Director of Ahold
                             U.S.A., Inc.; Membre du Conseil d'Administration de LVMH (4/99
                             to present); Member of the Supervisory Board of KPN (7/98 to present); Mr. Van der Hoeven's current business address is Albert
                             Heijnweg 1, 1507 EH Zaandam, The Netherlands, Telephone: 011-
                             31-75-6599111.

J.G. Andreae**.............. Member of the Corporate Executive Board of Koninklijke Ahold
                             N.V. (1997 to present); Executive Vice President of Koninklijke
                             Ahold N.V. (10/97 to present); Former President of Albert Heijn
                             B.V. (1992 to 10/97); Member of the Corporate Executive Board of
                             Albert Heijn B.V. (10/97 to present); President of the Supervisory
                             Board of S.V.M.; Former Member of the Supervisory Board of

              Present Principal Occupation or Employment;
              Material Positions Held During the Past Five Years;
Name          Current Business Address
----          --------------------------------------------------------------------
              KLM-catering; Co-chairman of ECR Europe; Co-chairman of ECR
              NL; Director of Ahold U.S.A., Inc.; Chairman of Raad NDH;
              President of ERRT; Member of the Supervisory Council Hogeschool
              Amsterdam; Member of the Board of CIES; Mr. Andreae's current business address is Albert Heijnweg 1, 1507 EH Zaandam, The
              Netherlands, Telephone: 011-31-75-6599111.

A.M. Meurs**. Member of the Corporate Executive Board of Koninklijke Ahold
              N.V. (1997 to present); Executive Vice President and Chief
              Financial Officer of Koninklijke Ahold, N.V. (4/97 to present);
              Former Senior Vice President of Finance of Koninklijke Ahold, N.V.
              (2/93 to 4/96); Former Senior Vice President of Business
              Development of Koninklijke Ahold N.V. (4/96 to 4/97); Director of
              Ahold U.S.A. Holdings, Inc.; Treasurer of Bean Aquisition Corp.;
              Supervisory Director B of Disco Ahold International Holdings N.V.;
              Former Director of Ahold Americas Holdings, Inc.; Former
              Executive Vice President of Croesus, Inc.; Member of the
              Supervisory Board of Van Den Boom Groep; Member of the
              Supervisory Board of Van der Hoop Effectenbank N.V.; Director and Executive Vice President of Ahold U.S.A., Inc.; Member of the
              Supervisory Board of Schuitema (3/99 to present); Mr. Meurs's current business address is Albert Heijnweg 1, 1507 EH Zaandam,
              The Netherlands, Telephone: 011-31-75-6599111.

A.S. Noddle** Member of the Corporate Executive Board of Koninklijke Ahold
              N.V. (1998 to present); Executive Vice President of Koninklijke
              Ahold N.V. (9/98 to present); Supervisory Director B of Disco
              Ahold International Holdings N.V.; Director of Inversiones Santa
              Isabel S.A.; Former President and Chief Executive Officer of Giant
              Food Stores, Inc. (1988 to 1/97); Director of Ahold U.S.A., Inc.;
              Former President and Chief Executive Officer of Ahold U.S.A.
              Support Services, Inc. (1/97 to 9/98); Member of the Board of Junior
              Achievement; Member of the Board of the Better Business Bureau;
              Member of the Board of the YMCA; Member of the Board of the Capital Health Foundation; Member of the Board of Allied Arts;
              Member of the Board of the Jewish Community Center; Member of the Board of the Hershey Medical Center; Member of the Board of the United Jewish Community; Chairman of Topco Associates; Mr.
              Noddle's current business address is Albert Heijnweg 1, 1507 EH
              Zaandam, The Netherlands, Telephone: 011-31-75-6599111; At
              Ahold U.S.A. Support Services, Inc., Mr. Noddle's business address was Ahold U.S.A. Support Services, Inc., 14101 Newbrook Drive,
              Chantilly, VA 20151; At Giant Food Stores, Mr. Noddle's business address was Giant Food Stores, 1149 Harrisburg Pike, Carlisle,
              Pennsylvania 17013. (Citizen of the United States).

R.G. Tobin**. Member of the Corporate Executive Board of Koninklijke Ahold N.V.
              (1998 to present); Executive Vice President of Koninklijke Ahold
              N.V. (9/98 to present); Director and President of Ahold Americas
              Holdings, Inc.; Chairman, Director, President and Chief Executive

                              Present Principal Occupation or Employment;
                              Material Positions Held During the Past Five Years;
Name                          Current Business Address
----                          ----------------------------------------------------------------------
                              Officer of Ahold U.S.A., Inc.; Director of Ahold Finance U.S.A., Inc.;
                              Director of Ahold U.S.A. Holdings, Inc.; President of Bean
                              Acquisition Corp.; Former President and Chief Executive Officer of
                              Croesus, Inc.; Director and former Chairman, President and Chief
                              Executive Officer of The Stop & Shop Companies, Inc. (a wholly owned subsidiary of Koninklijke Ahold N.V. since 1996) (6/60 to present); Member of the Board of Directors of the Food Marketing
                              Institute; Member of the Board of Overseers for the Diana-Farber
                              Cancer Institute; Mr. Tobin's current business address is Ahold
                              U.S.A., Inc, 14101 Newbrook Drive, Chantilly, Virginia 20151; While
                              at Stop & Shop, Mr. Tobin's business address was P.O. Box 1942,
                              Boston, Massachusetts 02101. (Citizen of the United States).

M.P.M. de Raad**............. Member of the Corporate Executive Board of Koninklijke Ahold
                              N.V. (2001 to present); Executive Vice President of Koninklijke
                              Ahold, N.V. (1/01 to present); Former Member of the Executive
                              Board of Directors for METRO AG (1/98 to 9/00); Former Chief
                              Executive Officer and Chairman of the Executive Board of Directors
                              of SHV MAKRO N.V. (1/96 to 12/97); Former Member of the
                              Executive Board of Directors of SHV Holdings N.V.; Mr. de Raad's
                              current business address is Albert Heijnweg 1, 1507 EH Zaandam,
                              The Netherlands, Telephone: 011-31-75-6599111.

N.L.J. Berger................ Corporate Secretary of Koninklijke Ahold N.V. (4/94 to present);
                              Former Deputy General Counsel of Koninklijke Ahold N.V.; Mr.
                              Berger's current business address is Albert Heijnweg 1, 1507 EH
                              Zaandam, The Netherlands, Telephone: 011-31-75-6599111.

A.J. Brouwer................. Senior Vice President of Management Development and
                              Organization of Koninklijke Ahold N.V. (10/97 to present); Former
                              Vice President of Management Development and Organization of
                              Koninklijke Ahold N.V.; Executive Vice President HR/MD Ahold
                              Europe; Mr. Brouwer's current business address is Albert Heijnweg
                              1, 1507 EH Zaandam, The Netherlands, Telephone: 011-31-75-
                              6599111.

A. Buitenhuis................ Senior Vice President of Finance and Fiscal Affairs of Koninklijke
                              Ahold N.V. (4/96 to present); Former Vice President of Fiscal
                              Affairs of Koninklijke Ahold N.V.; Member of Amcham's Tax
                              Committee; Mr. Buitenhuis' current business address is Albert
                              Heijnweg 1, 1507 EH Zaandam, The Netherlands, Telephone: 011-
                              31-75-6599111.

A.H.P.M. van Tielraden....... Senior Vice President of Legal Affairs and General Counsel of
                              Koninklijke Ahold N.V. (1/00 to present); Former Vice President and Deputy General Counsel of Koninklijke Ahold N.V. (11/97 to
                              1/00); Director of Ralico SDN BHD; Supervisory B Member of Paiz
                              Ahold B.V.; Former Director of Legal Affairs at Hagemeyer N.V.
                              (5/95 to 8/97); Former Senior Legal Advisor of Unilever Nederland

                        Present Principal Occupation or Employment;
                        Material Positions Held During the Past Five Years;
Name                    Current Business Address
----                    --------------------------------------------------------------------
                        B.V. (9/94 to 5/95); Former General Counsel of Quest International
                        (11/89 to 9/94); Mr. Van Tielraden's current business address is
                        Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands, Telephone:
                        011-31-75-6599111; While at Hagemeyer N.V., Mr. Van Tielraden's
                        business address was Rijksweg 69, 1411 G.E. Naarden.

P.P.M. Ekelschot....... Senior Vice President of Financial Services of Koninklijke Ahold
                        N.V. (4/97 to present); Former Senior Vice President of Internal
                        Audit of Koninklijke Ahold N.V. (1989 to 2001); Vice President of
                        Koninklijke NIVRA; Treasurer IIA-Netherland; Former Vice
                        President of Internal Audit at Phillips France; Former Head of
                        Internal Audit at Polygram B.V.; Mr. Ekelschot's current business address is Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands,
                        Telephone: 011-31-75-6599111.

H. Gobes............... Senior Vice President of Communications of Koninklijke Ahold
                        N.V. (1/90 to present); Mr. Gobes's current business address is 1507
                        EH Zaandam, The Netherlands, Telephone: 011-31-75-659665.

G.J.G. van Breen....... Senior Vice President of Ahold Global Sourcing of Koninklijke
                        Ahold N.V. (1/00 to present); Chairman of the Supervisory Board of
                        AMS Marketing Service B.V.; Member of the Advisory Board of the
                        European Food Management Institute of Erasmus University;
                        Mr. Van Breen's current business address is Albert Heijnweg 1,
                        1507 EH Zaandam, The Netherlands, Telephone: 011-31-75-
                        6599111.

L.A.P.A. Verhelst...... Senior Vice President of Administration of Koninklijke Ahold N.V.
                        (4/97 to present); Former Managing Director of Pays-Bas Property
                        Fund N.V. (4/95 to 3/97); Former Member of the Executive Board of
                        Koninklijke Bols Wessanen N.V. (1/94 to 12/94); President of the
                        Supervisory Board of AVIO-Diepen B.V.; Mr. Verhelst's current business address is Albert Heijnweg 1, 1507 EH Zaandam, The
                        Netherlands, Telephone: 011-31-75-6599111.

J.P. Herweijer......... Senior Vice President of IS&T of Koninklijke Ahold N.V. (2000 to
                        present); Former Vice President of Professional Services and Global
                        Process of Origin International; Former Director and Chairman of
                        INM Global Services Netherlands; Former Member of the Board of
                        Getronics N.V.; Mr. Herweijer's current business address is Albert
                        Heijnweg 1, 1507 EH Zaandam, The Netherlands, Telephone: 011-
                        31-75-6599111.

Th. Smit............... Senior Vice President of Internal Audit Europe (8/00 to present);
                        Former Director of Audit at Corus; Former Head of Internal Audit at
                        Royal Hoogovens N.V.; Former Director of Finance at Belgische
                        Distributie and Head of Internal Audit at PTT Post; Member of the
                        Board of the Institute of Internal Auditors Netherlands; Mr. Smit's
                        current business address is Albert Heijnweg 1, 1507 EH Zaandam,
                        The Netherlands, Telephone: 011-31-75-6599111.

   2. Directors and Executive Officers of Ahold U.S.A. Holdings, Inc. Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and each executive officer of Ahold U.S.A. Holdings, Inc. The principal address of Ahold U.S.A. Holdings, Inc. is 14101 Newbrook Drive, Chantilly, Virginia 20151, Telephone: (703) 961-6000. Each individual listed below is, unless indicated below, a citizen of The Netherlands. Directors are identified by an asterisk.

                        Present Principal Occupation or Employment;
                        Material Positions Held During the Past Five Years;
Name                    Current Business Address
----                    -------------------------------------------------------------------
Robert G. Tobin*....... Director of Ahold U.S.A. Holdings, Inc.; President of Bean
                        Acquisition Corp.; Member of the Corporate Executive Board of
                        Koninklijke Ahold N.V. (1998 to present); Executive Vice President of Koninklijke Ahold N.V. (9/98 to present); Director and President of Ahold Americas Holdings, Inc.; Chairman, Director, President
                        and Chief Executive Officer of Ahold U.S.A., Inc.; Director of
                        Ahold Finance U.S.A., Inc.; Former President and Chief Executive
                        Officer of Croesus, Inc.; Director and former Chairman, President and Chief Executive Officer of The Stop & Shop Companies, Inc. (a
                        wholly owned subsidiary of Koninklijke Ahold N.V. since 1996)
                        (6/60 to present); Member of the Board of Directors of the Food
                        Marketing Institute; Member of the Board of Overseers for the
                        Diana-Farber Cancer Institute; Mr. Tobin's current business address is Ahold U.S.A., Inc., 14101 Newbrook Drive, Chantilly, Virginia
                        20151; While at Stop & Shop, Mr. Tobin's business address was
                        P.O. Box 1942, Boston, Massachusetts 02101. (Citizen of the United
                        States).

A.M. Meurs*............ Director of Ahold U.S.A. Holdings, Inc.; Treasurer of Bean
                        Acquisition, Corp.; Member of the Corporate Executive Board of
                        Koninklijke Ahold N.V. (1997 to present); Executive Vice President and Chief Financial Officer of Koninklijke Ahold, N.V. (4/97 to
                        present); Former Senior Vice President of Finance of Koninklijke
                        Ahold, N.V. (2/93 to 4/96); Former Senior Vice President of
                        Business Development of Koninklijke Ahold N.V. (4/96 to 4/97);
                        Supervisory Director B of Disco Ahold International Holdings N.V.;
                        Former Director of Ahold Americas Holdings, Inc.; Former
                        Executive Vice President of Croesus, Inc.; Member of the
                        Supervisory Board of Van Den Boom Groep; Member of the
                        Supervisory Board of Van der Hoop Effectenbank N.V.; Director
                        and Executive Vice President of Ahold U.S.A., Inc.; Member of the
                        Supervisory Board of Schuitema (3/99 to present); Mr. Meurs's current business address is Albert Heijnweg 1, 1507 EH Zaandam,
                        The Netherlands, Telephone: 011-31-75-6599111.

A. S. Noddle*.......... Director of Ahold U.S.A. Holdings, Inc.; Member of the Corporate
                        Executive Board of Koninklijke Ahold N.V. (1998 to present);
                        Executive Vice President of Koninklijke Ahold N.V. (9/98 to
                        present); Supervisory Director B of Disco Ahold International
                        Holdings N.V.; Director of Inversiones Santa Isabel S.A.; Former
                        President and Chief Executive Officer of Giant Food Stores, Inc.
                        (10/92 to 1/97); Director of Ahold U.S.A., Inc.; Former President

                     Present Principal Occupation or Employment;
                     Material Positions Held During the Past Five Years;
Name                 Current Business Address
----                 -------------------------------------------------------------------
                     and Chief Executive Officer of Ahold U.S.A. Support Services, Inc.
                     (1/97 to 9/98); Member of the Board of Junior Achievement;
                     Member of the Board of the Better Business Bureau; Member of the
                     Board of the YMCA; Member of the Board of the Capital Health
                     Foundation; Member of the Board of Allied Arts; Member of the
                     Board of the Jewish Community Center; Member of the Board of the
                     Hershey Medical Center; Member of the Board of the United Jewish
                     Community; Chairman of Topco Associates; Mr. Noddle's current business address is Albert Heijnweg 1, 1507 EH Zaandam, The
                     Netherlands, Telephone: 011-31-75-6599111; At Ahold U.S.A.
                     Support Services, Inc., Mr. Noddle's business address was Ahold
                     U.S.A. Support Services, Inc., 14101 Newbrook Drive, Chantilly,
                     VA 20151; At Giant Food Stores, Mr. Noddle's business address was Giant Food Stores, 1149 Harrisburg Pike, Carlisle, Pennsylvania
                     17013. (Citizen of the United States).

C.H. van der Hoeven* Director of Ahold U.S.A. Holdings, Inc.; Member of the Corporate
                     Executive Board of Koninklijke Ahold N.V. (1997 to present);
                     President and Chief Executive Officer of Koninklijke Ahold N.V.
                     (3/93 to present); Member of the Supervisory Board of ABN AMRO
                     Bank N.V.; Director of Ahold U.S.A., Inc.; Membre du Conseil
                     d'Administration de LVMH (4/99 to present); Member of the
                     Supervisory Board of KPN (7/98 to present); Mr. Van der Hoeven's current business address is Albert Heijnweg 1, 1507 EH Zaandam,
                     The Netherlands, Telephone: 011-31-75-6599111.

J.G. Andreae*....... Director of Ahold U.S.A. Holdings, Inc.; Member of the Corporate
                     Executive Board of Koninklijke Ahold N.V. (1997 to present);
                     Executive Vice President of Koninklijke Ahold N.V. (10/97 to
                     present); Former President of Albert Heijn B.V. (1992 to 10/97);
                     Member of the Corporate Executive Board of Albert Heijn B.V.
                     (10/97 to present); President of the Supervisory Board of S.V.M.;
                     Former Member of the Supervisory Board of KLM-catering; Co-
                     chairman of ECR Europe; Co-chairman of ECR NL; Director of
                     Ahold U.S.A., Inc.; Chairman of Raad NDH; President of ERRT;
                     Member of the Supervisory Council Hogeschool Amsterdam;
                     Member of the Board of CIES; Mr. Andreae's current business address is Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands,
                     Telephone: 011-31-75-6599111.

M.P.M. de Raad*..... Director of Ahold U.S.A. Holdings, Inc.; Member of the Corporate
                     Executive Board of Koninklijke Ahold N.V. (2001 to present);
                     Former Member of the Executive Board of Directors for METRO
                     AG; Former Chairman of the Executive Board of Directors of SHV
                     MMAKRO N.V.; Former member of the Executive Board of
                     Directors of SHV Holdings N.V.; Mr. de Raad's current business address is Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands,
                     Telephone: 011-31-75-6599111.

                   Present Principal Occupation or Employment;
                   Material Positions Held During the Past Five Years;
Name               Current Business Address
----               ---------------------------------------------------------------------------
Richard A. Baird*. Director, President and Chief Executive Officer at Ahold U.S.A.
                   Holdings, Inc.; President and Chief Executive Officer of Giant of
                   Maryland L.L.C.; Former Executive Vice President of Stop and
                   Shop; Mr. Baird's current business address is 6300 Sheriff Road,
                   Landover Maryland 20785. (Citizen of the United States).

James Miller*..... Director of Ahold U.S.A. Holdings, Inc.; President and Chief Executive
                   Officer at U.S. Foodservice (4/89 to present); Mr. Miller's current business address is 9755 Petuxent Woods Drive, Columbia, Maryland
                   21096. (Citizen of the United States).

William J. Grize*. Director of Ahold U.S.A. Holdings, Inc.; President and Chief Executive
                   Officer of Ahold, U.S.A., Inc. (9/00 - present); Former President and
                   Chief Executive Officer of the Stop & Shop Supermarket Company
                   (12/97 to 9/00); Mr. Grize's current business address is Ahold U.S.A., Inc,
                   14101 Newbrook Drive, Corporate Pointe Two, Chantilly, Virginia
                   20151. (Citizen of the United States).

Daniel Currie..... Executive Vice President of Ahold U.S.A. Holdings, Inc.; Former
                   Vice President of Logistics at American Stores, Inc. (6/95 to 6/99);
                   Former Senior Vice President of Distribution at Giant Food Inc.
                   (6/99 to 2/00); Executive Vice President of Operations, Giant Food
                   Inc. (2/00 to present); Mr. Currie's current business address is Giant
                   Food Inc., 6300 Sheriff Road, Landover, Maryland 20785. (Citizen
                   of the United States).

Bernard Ellis, Jr. Executive Vice President of Ahold U.S.A. Holdings, Inc.; Former
                   Senior Vice President of Marketing at Acme--Malvern (1/95 to
                   3/98); Former Vice President of Grocery Procurement at American
                   Stores (3/98 to 6/99); Executive Vice President of Merchandising at
                   Giant Food Inc. (6/99 to present); Mr. Ellis' current business address is Giant Food Inc., 6300 Sheriff Road, Landover, Maryland 20785.
                   (Citizen of the United States).

James Lawler...... Executive Vice President of Ahold U.S.A. Holdings, Inc.; Former
                   Vice President of Human Resources at Pepsi-Cola Europe (5/94 to
                   5/97)/ Former Senior Vice President of Human Resources at Rexam
                   CFP (5/97 to 8/99); Executive Vice President of Human Resources
                   at Giant Food Inc. (8/99 to present); Mr. Lawler's current business address is Giant Food Inc., 6300 Sheriff Road, Landover, Maryland
                   20785. (Citizen of the United States).

Brian Hotarek..... Executive Vice President and Corporate Financial Officer of Ahold
                   U.S.A. Holdings, Inc.; Corporate Financial Officer of The Stop &
                   Shop Companies, Inc. (1992 to present); Mr. Hotarek's current business address is Ahold U.S.A., Inc, 14101 Newbrook Drive,
                   Corporate Pointe Two, Chantilly, Virginia 20151. While at Stop &
                   Shop, Mr. Hotarek's business address was 1385 Hancock Street,
                   Quincy, MA 02169. (Citizen of the United States).

                Present Principal Occupation or Employment;
                Material Positions Held During the Past Five Years;
Name            Current Business Address
----            -------------------------------------------------------------------
Robert Evans... Executive Vice President of Ahold U.S.A. Holdings, Inc.; Executive
                Vice President of Giant Food Inc. located in Landover, Maryland;
                Former Vice President of Strategy & Acquisitions of the Kellogg
                Company (9/00-1/01); Former Senior Vice President & Corporate
                Financial Officer of Kellogg North America (12/98-9/00); Former
                Vice President, Financial Analysis of the Kellogg Company (6/98-
                12/98); Various finance positions with Frito-Lay, Inc., ending as
                Group Vice President, Operations Finance (9/89-6/98); Mr. Evans'
                current business address is 6300 Sheriff Road, Landover, Maryland
                20785; While at the Kellogg Company, Mr. Evans' business address was One Kellogg Square, Battle Creek, MI 49016; While at Frito-
                Lay, Inc., Mr. Evans' business address was 7700 Legacy Drive,
                Plano, TX 75029. (Citizen of the United States).

Bart A.J. Kuper Vice President and Assistant Secretary of Ahold U.S.A. Holdings,
                Inc.; Secretary and Treasurer of Ahold Lease and Ahold Finance
                U.S.A., Inc. (5/01 to present); Senior Vice President and Assistant
                Secretary of Ahold U.S.A. Support Service, Inc. (1/01 to present);
                Former Director of Koninklijke Ahold N.V. (1995 to 1997); Former
                Senior Vice President of Finance and Tax at Ahold U.S.A., Inc.; Mr.
                Kuper's current business address is Ahold U.S.A., 14101 Newbrook
                Drive, Chantilly, Virginia 20151.

   3. Directors and Executive Officers of Bean Acquisition Corp. Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Bean Acquisition Corp. Each person identified below has held his position since the formation of Bean Acquisition Corp. in July 2001. The principal address of Bean Acquisition Corp. is 2711 Centerville Road, Suite 400, Wilmington, DE, New Castle County, 19808, Telephone: (800) 927-9800. Each individual listed below is, unless indicated below, a citizen of The Netherlands. Directors are identified by an asterisk.

                 Present Principal Occupation or Employment;
                 Material Positions Held During the Past Five Years;
Name             Current Business Address
----             --------------------------------------------------------------------
Robert G. Tobin* President of Bean Acquisition Corp.; Member of the Corporate
                 Executive Board of Koninklijke Ahold N.V. (1998 to present);
                 Executive Vice President of Koninklijke Ahold N.V. (9/98 to
                 present); Director and President of Ahold Americas Holdings, Inc.;
                 Chairman, Director, President and Chief Executive Officer of Ahold
                 U.S.A., Inc.; Director of Ahold Finance U.S.A., Inc.; Former
                 President and Chief Executive Officer of Croesus, Inc.; Director and
                 former Chairman, President and Chief Executive Officer of The Stop
                 & Shop Companies, Inc. (a wholly owned subsidiary of Koninklijke
                 Ahold N.V. since 1996) (6/60 to present); Member of the Board of
                 Directors of the Food Marketing Institute; Member of the Board of
                 Overseers for the Diana-Farber Cancer Institute; Mr. Tobin's current business address is Ahold U.S.A., Inc, 14101 Newbrook Drive,
                 Chantilly, Virginia 20151. While at Stop & Shop, Mr. Tobin's
                 business address was P.O. Box 1942, Boston, Massachusetts 02101.
                 (Citizen of the United States)

                        Present Principal Occupation or Employment;
                        Material Positions Held During the Past Five Years;
Name                    Current Business Address
----                    --------------------------------------------------------------------
A.M. Meurs*............ Treasurer of Bean Acquisition, Corp.; Director of Ahold U.S.A.
                        Holding Inc.; Member of the Corporate Executive Board of
                        Koninklijke Ahold N.V. (1997 to present); Executive Vice President and Chief Financial Officer of Koninklijke Ahold, N.V. (4/97 to
                        present); Former Senior Vice President of Finance of Koninklijke
                        Ahold, N.V. (2/93 to 4/96); Former Senior Vice President of
                        Business Development of Koninklijke Ahold N.V. (4/96 to 4/97);
                        Supervisory Director B of Disco Ahold International Holdings N.V.;
                        Former Director of Ahold Americas Holdings, Inc.; Former
                        Executive Vice President of Croesus, Inc.; Member of the
                        Supervisory Board of Van Den Boom Groep; Member of the
                        Supervisory Board of Van der Hoop Effectenbank N.V.; Director
                        and Executive Vice President of Ahold U.S.A., Inc.; Member of the
                        Supervisory Board of Schuitema (3/99 to present); Mr. Meurs's current business address is Albert Heijnweg 1, 1507 EH Zaandam,
                        The Netherlands, Telephone: 011-31-75-6599111.

A.H.P.M. van Tielraden* Secretary of Bean Acquisition, Corp.; Senior Vice President of Legal
                        Affairs and General Counsel of Koninklijke Ahold N.V. (1/00 to
                        present); Former Vice President and Deputy General Counsel of
                        Koninklijke Ahold N.V. (11/97 to 1/00); Director of Ralico SDN
                        BHD; Supervisory B Member of Paiz Ahold B.V.; Former Director
                        of Legal Affairs Hagemeyer N.V. (5/95 to 8/97); Former Senior
                        Legal Advisor of Unilever Nederland B.V. (9/94 to 5/95); Former
                        General Counsel of Quest International (11/89 to 9/94); Mr. Van
                        Tielraden's current business address is Albert Heijnweg 1, 1507 EH
                        Zaandam, The Netherlands, Telephone: 011-31-75-6599111.

William J. Grize*...... Director of Ahold U.S.A. Holdings, Inc.; President and Chief
                        Executive Officer of Ahold, U.S.A., Inc. (9/00 to present); Former
                        President and Chief Executive Officer of the Stop & Shop
                        Supermarket Company (12/97 to 9/00); Mr. Grize's current business address is Ahold U.S.A., Inc, 14101 Newbrook Drive, Corporate
                        Pointe Two, Chantilly, Virginia 20151. (Citizen of the United
                        States).

Brian Hotarek*......... Executive Vice President and Corporate Financial Officer of Ahold
                        U.S.A. Holdings, Inc.; Corporate Financial Officer of The Stop &
                        Shop Companies, Inc. (1992 to present); Mr. Hotarek's current business address is Ahold U.S.A., Inc, 14101 Newbrook Drive,
                        Corporate Pointe Two, Chantilly, Virginia 20151. While at Stop &
                        Shop, Mr. Hotarek's business address was 1385 Hancock Street,
                        Quincy, MA 02169. (Citizen of the United States).

   4. Ownership of shares of Common Stock by Board Members, Directors and Executive Officers. To the best knowledge of Royal Ahold, Ahold U.S.A. Holdings, Inc. and Bean Acquisition Corp., except as described in "Special Factors--Beneficial Ownership of the Common Stock and the Series C Convertible Preferred Stock," none of the persons listed on this Schedule I beneficially owns or has a right to acquire directly or indirectly any Shares. None of the persons listed on this Schedule I has effected any transactions in the Shares during the past 60 days.

                                  SCHEDULE II

                   INFORMATION CONCERNING THE DIRECTORS AND
                      EXECUTIVE OFFICERS OF PEAPOD, INC.

   Directors and executive officers of Peapod, Inc. Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Peapod, Inc. The principal address of Peapod, Inc. is Peapod, Inc., 9933 Woods Drive, Skokie, Illinois, Telephone: (847) 583-9400. Each such person is, unless indicated below, a citizen of the United States. Members of the Board of Directors are identified by an asterisk. None of the directors and officers of Peapod listed below has, during the last five years,
(1) been convicted in a criminal proceeding or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

                           Present Principal Occupation or Employment;
                           Material Positions Held During the Past Five Years;
Name and Age               Current Business Address
------------               ---------------------------------------------------------------------
Marc C. van Gelder*....... President, Chief Executive Officer and director. He joined Peapod in
(Age 40)                   May 2000. Prior to joining Peapod, Mr. van Gelder held the position of Senior Vice President, Logistics and Supply Chain Management,
                           for the Stop & Shop Supermarket Company, a wholly owned
                           subsidiary of Royal Ahold. Prior to joining Stop & Shop, Mr. van
                           Gelder held the position of Program Director, Business Development for Royal Ahold in the Netherlands from 1996 through 1998, and prior to that, of Senior Manager for McKinsey & Company from 1990 through 1996. Mr. van Gelder's current business address is Peapod,
                           Inc., 9933 Woods Drive, Skokie, Illinois, Telephone: (847) 583-9400.

Andrew B. Parkinson*...... Co-founder of Peapod and currently serves as the company's Chief
(Age 43)                   Financial Officer, director and as its Chairman. He served as
                           Peapod's President and Chief Executive Officer from its founding until 1999. Prior to founding Peapod, Mr. Parkinson held various brand and product management positions with Kraft Foods, Inc. and
                           Procter & Gamble Co. Andrew Parkinson is the brother of Thomas
                           Parkinson, Peapod's Senior Vice President--Chief Technology
                           Officer. Mr. Parkinson's current business address is Peapod, Inc.,
                           9933 Woods Drive, Skokie, Illinois, Telephone: (847) 583-9400.

Thomas L. Parkinson....... Co-founder of Peapod and has been its Senior Vice President--Chief
(Age 41)                   Technology Officer since its founding in 1989. He has had primary responsibility for directing consumer product development and technology research and development, and he is the principal architect of Peapod's software. Prior to founding Peapod, Mr.
                           Parkinson held various field sales and sales management positions with Procter & Gamble Co. Thomas Parkinson is the brother of
                           Andrew Parkinson, Peapod's Chairman. Mr. Parkinson's current business address is Peapod, Inc., 9933 Woods Drive, Skokie, Illinois,
                           Telephone: (847) 583-9400.

Michael P. Brennan........ Senior Vice President--Marketing and Product Management. He is
(Age 37)                   responsible for the company's consumer offering and marketing activities. He joined Peapod in 1997 as Director--Grocery Formats.

                         Present Principal Occupation or Employment;
                         Material Positions Held During the Past Five Years;
Name and Age             Current Business Address
------------             -----------------------------------------------------------------------
                         Prior to joining Peapod, from 1990 through 1997, Mr. Brennan was with the management consulting firm A.T. Kearney, most recently as a Principal, where his areas of expertise included business and marketing strategies for Fortune 100 companies. Prior to his position at A.T. Kearney, Mr. Brennan worked at Proctor & Gamble Co., where he worked with marketing, sales, and product supply to coordinate product plans and new product development.
                         Mr. Brennan's current business address is Peapod, Inc., 9933 Woods
                         Drive, Skokie, Illinois, Telephone: (847) 583-9400.

John R. Brown........... Senior Vice President--Human Resources. He joined Peapod in
(Age 38)                 August 2000 from Royal Ahold's BI-LO division, where he was
                         Vice President--Human Resources since January 1999. Prior to transferring to BI-LO, he spent two years as Director--Human
                         Resources with Royal Ahold's American Sales Company, its HBC/
                         GM/RX procurement and distribution company. Before joining
                         Royal Ahold, Mr. Brown spent eight years in Human Resources in retail and distribution with Hannaford Bros. Company, a New
                         England supermarket operator, and Cliffstar Corporation, a privately held private label juice manufacturer. Mr. Brown's current business address is Peapod, Inc., 9933 Woods Drive, Skokie, Illinois,
                         Telephone: (847) 583-9400.

Earl W. Rachowicz....... Vice President and Controller, functioning as Peapod's principal
(Age 50)                 accounting officer, and is also responsible for financial aspects of system and process re-engineering to support Peapod's growth. He is also the Treasurer and Assistant Secretary. In the past, he has served as Secretary and Assistant Treasurer. He joined Peapod as Controller in 1993 and in 1994 became Vice President and Controller. Prior to joining Peapod, he was a self-employed Certified Public Accountant, after spending 11 years with the public accounting firm of Ernst &
                         Young. Mr. Rachowicz's current business address is Peapod, Inc.,
                         9933 Woods Drive, Skokie, Illinois, Telephone: (847) 583-9400.

John Burchard........... Senior Vice President and Chief Information Officer. Prior to this, he
(Age 41)                 was President of Split Pea Software, Inc. ("SplitPea"), the
                         technology licensing company established by Peapod, where he was active in the target marketing of the Split Pea system in many countries. He also helped establish the Split Pea solution in Australia via a software licensing agreement with Coles Myer, one of the largest retailers in that country. Mr. Burchard joined Peapod from America Online, where he served as the central region sales manager for the company's business-to-business division, AOL
                         Enterprise. Prior to AOL, he sold turnkey enterprise computing solutions for IDX Corporation, a health-care information systems company. He also worked at CompuServe, Inc. as regional sales manager responsible for selling data network solutions to Fortune
                         1000 companies based in the Western United States. Mr. Burchard's current business address is Peapod, Inc., 9933 Woods Drive, Skokie,
                         Illinois, Telephone: (847) 583-9400.

                          Present Principal Occupation or Employment;
                          Material Positions Held During the Past Five Years;
Name and Age              Current Business Address
------------              -----------------------------------------------------------------------

Anthony G. Stallone...... Vice President--Perishables Procurement, is responsible for quality,
(Age 45)                  profitability and consumer education for Peapod's produce and other fresh product lines. He joined Peapod in September 2000 through
                          Peapod's acquisition of Streamline.com, Inc.'s ("Streamline")
                          Chicago operations, where he held a similar position. He became involved in the online grocery industry in 1996 while a consultant for the fresh markets area of Scotty's Home Market ("Scotty's", which subsequently became Streamline's Chicago operations). Mr.
                          Stallone joined Scotty's on a full-time basis in 1999 as Vice
                          President of Fresh Markets. He has over 25 years of experience in the produce industry, where he was President of Tony Stallone Co.
                          (a consulting company) from 1996 to 1999, and President of A.
                          Stallone Produce from 1984 to 1995. Mr. Stallone's current business address is Peapod, Inc., 9933 Woods Drive, Skokie, Illinois,
                          Telephone: (847) 583-9400.

Jonathan C. Wilson....... Currently serves as Vice President--Database and Business System
(Age 36)                  Development. He is responsible for the development and operations of all Peapod database systems, the development and support of the business logic and data access routines within all Peapod consumer applications, and all systems used to support the Peapod business.
                          Mr. Wilson joined Peapod in 1995 as Team Leader: Technical
                          Architecture Group and has served as Manager, Senior Manager and
                          Director--Database and Business System Development. Prior to
                          joining Peapod, he spent over six years at Andersen Consulting, most recently as a systems consulting manager in their food and retail practice. Mr. Wilson's current business address is Peapod, Inc.,
                          9933 Woods Drive, Skokie, Illinois, Telephone: (847) 583-9400.

John Jolly............... Senior Vice President--Operations at Peapod. He joined Peapod in
(Age 48)                  April 2001 and is responsible for all fulfillment center operations and for future warehouse design. He previously was Chief Operating
                          Officer for Iparty.com which he joined in 1999. Before that, he was with QVC Network from 1988 to 1999 as Vice President--
                          Operations where he was responsible for the distribution operations of QVC while it grew from sales of $100 million to $3 billion. Mr.
                          Jolly's current business address is Peapod, Inc., 9933 Woods Drive,
                          Skokie, Illinois, Telephone: (847) 583-9400.

Robert Defeo............. Vice President--General Manager and is responsible for operations
(Age 56)                  in Peapod's Washington, D.C. market. He joined Peapod in
                          September 2000 through Peapod's acquisition of Streamline's
                          Washington, D.C. operations, where he held a similar position. Prior to joining Streamline, Mr. DeFeo held various senior management positions at Staples, Inc. from 1986 to 1998, including his role as the company's first director when the chain began its national expansion. He also has over twenty years of experience in the supermarket industry where he held key management positions.
                          Mr. Defeo's current business address is Peapod, Inc., 9933 Woods
                          Drive, Skokie, Illinois, Telephone: (847) 583-9400.

                      Present Principal Occupation or Employment;
                      Material Positions Held During the Past Five Years;
Name and Age          Current Business Address
------------          ----------------------------------------------------------------------

Scott DeGraeve....... Vice President--General Manager and is responsible for operations
(Age 44)              in Peapod's Chicago market and Peapod's corporate merchandising function. He joined Peapod in September 2000 through Peapod's acquisition of Streamline's Chicago operations, where he held a similar position. Prior to this, in 1991 he founded Scotty's Home
                      Market, a Chicago-based online grocer and the first in the industry to distribute from a dedicated warehouse model. He managed Scotty's through the start-up and funding phase until it was acquired by
                      Streamline in early 2000. Mr. DeGraeve also spent 12 years with
                      Motorola in various operational finance positions, including Group
                      Controller for its cellular telephone group and was involved in several of Motorola's start-up businesses. Mr. DeGraeve's current business address is Peapod, Inc., 9933 Woods Drive, Skokie, Illinois,
                      Telephone: (847) 583-9400.

Mark VanStekelenburg* Self-employed as an investor. He was the President and Chief
(Age 49)              Executive Officer of Rykoff-Sexton, Inc./U.S. FoodService, Inc., a
                      food service distributor and manufacturer. In 1995, he was elected
                      Chairman of the Board of Directors, a position he held until he retired from the company in 1998. Prior to coming to Rykoff-Sexton in 1991, he served as President and Chief Executive Officer of
                      G.V.A., Inc., the largest food service distributor in the Netherlands and a subsidiary of Royal Ahold. His experience in the food distribution and retail business also includes terms as the President of Torro Supermarkets, General Manager and Chief Operating
                      Officer of Makro U.S.A. and General Manager of Korti Discount
                      Stores.

Ronald van Solt*..... Senior Vice President of Strategy and Planning for Royal Ahold
(Age 52)              worldwide since 2000. Prior to that, he was CEO and President of
                      Albert Heijn, a subsidiary of Ahold. From 1976 to 1997, Mr. van
                      Solt was successively active within the operation of Albert Heijn in several management positions: Buying and Merchandising,
                      Logistical Infrastructure and Business Development.

Maarten Dorhout Mees* Executive Vice President, Business Development of Ahold Europe
(Age 43)              since September 2000 and Chief Financial Officer of Ahold Europe
                      since February 2001. Prior to that, from June 1997 through
                      September 2000, he served as Senior Vice President of Business
                      Development of Royal Ahold worldwide. He started working for
                      Royal Ahold in 1983. Successively, he was active within the operation of Albert Heijn in several management positions:
                      Controlling, Operations and Logistics. In 1994 he became a member of the Executive Board of Albert Heijn, responsible for store operations.

Marc E. Smith*....... President and Chief Executive Officer since September 2000 for the
(Age 47)              Stop & Shop Supermarket Company. He joined Stop & Shop in 1988 after spending 17 years in the food retailing industry with First
                      National and Price Chopper. During his tenure at Stop & Shop, he

                  Present Principal Occupation or Employment;
                  Material Positions Held During the Past Five Years;
Name and Age      Current Business Address
------------      ---------------------------------------------------------------------
                  has held various positions, including most recently Executive Vice
                  President and Chief Operating Officer, Executive Vice President,
                  Retailing; Senior Vice President, Sales and Marketing; Vice
                  President, General Merchandise Sales and Procurement; and Vice
                  President, Perishable Sales and Procurement.

Trygve E. Myhren* President of Myhren Media, Inc., a private investment firm
(Age 46)          concentrating in media, telecommunications, software and internet related companies. He was President and a director of The
                  Providence Journal Company, a diversified media firm, from 1990 to
                  1996. From 1975 until 1988, Mr. Myhren was employed by
                  American Television and Communications Corporation, the cable television subsidiary of Time, Inc. (now Time/Warner Cable), and he served as Chairman and Chief Executive Officer from 1981 to 1988.
                  Mr. Myhren was a member of the Board of the National Cable
                  Television Association from 1981 to 1991 and served as its
                  Chairman in 1986 and 1987. Mr. Myhren currently serves on the
                  Boards of J.D. Edwards, Inc. (JDEC), Dreyfus Founders Funds and
                  Advanced Marketing Services, Inc. (ADMS).

Drayton McLane*.. Chairman and Chief Executive Officer of the McLane Group L.P.
(Age 65)          and the Chairman of both the Houston Astros Baseball Club and
                  Astrodome USA. He was Vice-Chairman and director of Wal-Mart
                  Stores, Inc. from 1992 to 1994. He currently serves on the Boards of
                  Chase Bank of Texas and Scott & White Hospital.

Gary Preston*.... Executive Vice President, Human Resources for Holdings. Mr.
(Age 48)          Preston has over 25 years experience in the supermarket industry. He has been with Holdings for 12 years, servicing as the Executive Vice
                  President, Human Resources of both Royal Ahold's Giant-Carlisle and BI-LO operations. He has been in the top human resources position at Ahold USA for the last five years. Prior to joining Royal
                  Ahold, he held various human resources leadership positions in several divisions of Kroger Company.

Brian Hotarek*... Executive Vice President and Corporate Financial Officer of Ahold
(Age 54)          U.S.A. Holdings, Inc.; Corporate Financial Officer of The Stop &
                  Shop Companies, Inc. (1992 to present); Mr. Hotarek's current business address is Ahold U.S.A., Inc, 14101 Newbrook Drive,
                  Corporate Pointe Two, Chantilly, Virginia 20151. While at Stop &
                  Shop, Mr. Hotarek's business address was 1385 Hancock Street,
                  Quincy, MA 02169.

William J. Grize* Director of Ahold U.S.A. Holdings, Inc.; President and Chief
(Age 54)          Executive Officer of Ahold, U.S.A., Inc. (9/00 to present); Former
                  President and Chief Executive Officer of the Stop & Shop
                  Supermarket Company (12/97 to 9/00); Mr. Grize's current business address is Ahold U.S.A., Inc, 14101 Newbrook Drive, Corporate
                  Pointe Two, Chantilly, Virginia 20151. (Citizen of the United
                  States).

                                      ANNEX A--AGREEMENT AND PLAN OF MERGER


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                   AGREEMENT

                                      AND

                                PLAN OF MERGER

                                 by and among

                            KONINKLIJKE AHOLD N.V.,

                         AHOLD U.S.A. HOLDINGS, INC.,

                            BEAN ACQUISITION CORP.

                                      and

                                 PEAPOD, INC.

                           dated as of July 16, 2001


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                               TABLE OF CONTENTS


                                                                                Page
                                                                                ----
ARTICLE 1 THE OFFER............................................................   2
   SECTION  1.01 The Tender Offer..............................................   2
   SECTION  1.02 Company Action................................................   3
   SECTION  1.03 Stockholder Lists.............................................   4

ARTICLE 2 THE MERGER...........................................................   4
   SECTION  2.01 The Merger....................................................   4
   SECTION  2.02 Effective Time; Closing.......................................   4
   SECTION  2.03 Effect of the Merger..........................................   4
   SECTION  2.04 Certificate of Incorporation; By-laws; Directors and Officers.   4

ARTICLE 3 CONVERSION OF COMMON STOCK; EXCHANGE OF CERTIFICATES.................   5
   SECTION  3.01 Conversion....................................................   5
   SECTION  3.02 Exchange of Certificates......................................   5
   SECTION  3.03 Stock Transfer Books..........................................   6
   SECTION  3.04 Appraisal.....................................................   6
   SECTION  3.05 Treatment of Company Options..................................   7

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE COMPANY........................   8
   SECTION  4.01 Organization..................................................   8
   SECTION  4.02 Authority Relative to this Agreement..........................   8
   SECTION  4.03 Vote Required.................................................   8
   SECTION  4.04 State Takeover Statutes; Rights Agreement.....................   9
   SECTION  4.05 Capitalization................................................   9
   SECTION  4.06 Investments...................................................   9
   SECTION  4.07 No Conflict; Required Filings and Consents....................   9
   SECTION  4.08 SEC Documents and Financial Statements........................  10
   SECTION  4.09 Absence of Certain Changes....................................  11
   SECTION  4.10 Litigation....................................................  11
   SECTION  4.11 Taxes.........................................................  11
   SECTION  4.12 Employee Benefit Plans........................................  12
   SECTION  4.13 Compliance with Applicable Laws...............................  13
   SECTION  4.14 Material Contracts............................................  13
   SECTION  4.15 Environmental Laws............................................  14
   SECTION  4.16 Intellectual Property.........................................  15
   SECTION  4.17 Labor Matters.................................................  15
   SECTION  4.18 Brokers or Finders............................................  16
   SECTION  4.19 Opinion of Financial Advisor..................................  16

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER...............  16
   SECTION  5.01 Organization..................................................  16
   SECTION  5.02 Authority Relative to this Agreement..........................  16
   SECTION  5.03 No Conflict; Required Filings and Consents....................  17
   SECTION  5.04 Financing.....................................................  17
   SECTION  5.05 Brokers or Finders............................................  17

ARTICLE 6 COVENANTS............................................................  17
   SECTION  6.01 Conduct of Business by the Company Pending the Merger.........  17
   SECTION  6.02 No Solicitation of Other Offers...............................  19
   SECTION  6.03 Access to Information.........................................  19
   SECTION  6.04 Consents; Approvals...........................................  19

                                                                            Page
                                                                            --
   SECTION  6.05 Indemnification and Insurance.............................  20
   SECTION  6.06 Notification of Certain Matters...........................  21
   SECTION  6.07 Further Action............................................  21
   SECTION  6.08 Public Announcements......................................  21
   SECTION  6.09 Rights Agreement..........................................  22

ARTICLE 7 ADDITIONAL AGREEMENTS............................................  22
   SECTION  7.01 Merger Without Stockholders' Meeting......................  22
   SECTION  7.02 Stockholder Approval Required.............................  22
   SECTION  7.03 Covenants Relating to Information Statement...............  22

ARTICLE 8 CONDITIONS TO THE MERGER.........................................  23
   SECTION  8.01 Conditions to the Obligations of Each Party...............  23

ARTICLE 9 TERMINATION, AMENDMENT AND WAIVER................................  24
   SECTION  9.01 Termination...............................................  24
   SECTION  9.02 Effect of Termination.....................................  25
   SECTION  9.03 Amendment.................................................  25
   SECTION  9.04 Waiver....................................................  25
   SECTION  9.05 Fees and Expenses.........................................  25

ARTICLE 10 GENERAL PROVISIONS..............................................  25
   SECTION 10.01 Nonsurvival of Representations, Warranties and Agreements.  25
   SECTION 10.02 Notices...................................................  25
   SECTION 10.03 Assignment; Binding Effect................................  27
   SECTION 10.04 Entire Agreement..........................................  27
   SECTION 10.05 Governing Law; Consent to Jurisdiction....................  27
   SECTION 10.06 Counterparts..............................................  27
   SECTION 10.07 Headings..................................................  27
   SECTION 10.08 Interpretation............................................  27
   SECTION 10.09 Waivers...................................................  28
   SECTION 10.10 Certain Definitions.......................................  28
   SECTION 10.11 Severability..............................................  28
   SECTION 10.12 Enforcement of Agreement..................................  29
   SECTION 10.13 Waiver of Jury Trial......................................  29
   SECTION 10.14 Execution.................................................  29
   SECTION 10.15 Date for any Action.......................................  29
   SECTION 10.16 Guarantee.................................................  29

                         AGREEMENT AND PLAN OF MERGER

   This AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of July 16, 2001, is by and among Koninklijke Ahold N.V., a public company with limited liability organized and existing under the laws of The Netherlands ("Royal Ahold"), Ahold U.S.A. Holdings, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Royal Ahold ("Parent"), Bean Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), and Peapod, Inc., a Delaware corporation (the "Company").

                                   RECITALS

   WHEREAS, Royal Ahold owns (i) 726,371 shares of Series C Convertible Preferred Stock, par value $0.01 per share (the "Series C Preferred Stock"), of the Company which were initially convertible into 19,369,873 shares of common stock, par value $0.01 per share (including the preferred stock purchase rights (the "Rights") issued pursuant to the Amended and Restated Stockholders Rights Agreement (the "Rights Agreement"), amended and restated as of October 12, 2000 between the Company and First Chicago Trust Company of New York, a division of Equiserve, as Rights Agent, "Common Stock"), of the Company, (ii) a warrant to purchase 100,000 shares of Common Stock, (iii) a warrant to purchase 3,566,667 shares of Common Stock, (iv) a warrant to purchase 32,894,270 shares of Common Stock (each of (ii), (iii) and (iv) above, a "Warrant" and collectively, the "Warrants"), and (v) 2,331,917 shares of Common Stock;

   WHEREAS, the board of directors of the Company (the "Board") has established a special committee of the Board (the "Special Committee") to consider various alternatives in light of the Company's financial condition and the Special Committee, following consideration of various alternatives, requested that Royal Ahold make a proposal to purchase all of the outstanding Common Stock not owned by Royal Ahold;

   WHEREAS, in response to the Special Committee's request, Parent has proposed that Parent or an Affiliate acquire the remaining Common Stock not owned by Royal Ahold (the "Proposal");

   WHEREAS, it is proposed that Parent shall cause Purchaser to commence a tender offer (the "Tender Offer") to acquire any and all of the outstanding shares of Common Stock, for an amount equal to $2.15 per share (such amount, or any greater amount per share of Common Stock paid pursuant to the Tender Offer, being hereinafter referred to as the "Offer Price"), net to the seller in cash, upon the terms and subject to the condition provided herein;

   WHEREAS, the Special Committee has received the opinion of William Blair & Company, L.L.C. ("William Blair"), financial advisor to the Special Committee, that, as of the date hereof, the consideration to be received by the holders of shares of Common Stock (other than Royal Ahold and its Affiliates) pursuant to the Tender Offer and Merger (as defined below) is fair to such holders from a financial point of view;

   WHEREAS, the Special Committee (i) has determined that it is fair to and in the best interests of the Company and its stockholders (other than Royal Ahold and its Affiliates) to consummate the Tender Offer and the merger of Purchaser with and into the Company, with the Company being the surviving corporation (the "Merger"), upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware ("Delaware Law"), (ii) has determined that the Tender Offer, the Merger and this Agreement should be approved and declared advisable by the Board and (iii) has resolved to recommend that the Company's stockholders accept the Tender Offer, tender their shares of Common Stock pursuant thereto and approve and adopt this Agreement and the Merger if submitted for their approval;

   WHEREAS, based on the unanimous recommendation of the Special Committee, the Board (i) has determined that it is fair to and in the best interests of the Company and its stockholders (other than Royal Ahold and its Affiliates) to consummate the Tender Offer and the Merger upon the terms and subject to the conditions of this Agreement and in accordance with Delaware Law, (ii) has approved and declared advisable the Tender Offer, the Merger and this Agreement, and (iii) has resolved to recommend that the Company's stockholders accept the Tender Offer, tender their shares of Common Stock pursuant thereto and approve and adopt this Agreement and the Merger if submitted for their approval; and

   WHEREAS, (i) each of the Executive Board and the Supervisory Board of Royal Ahold and each of the board of directors of Parent and Purchaser have approved this Agreement and (ii) the board of directors of Purchaser has declared this Agreement advisable.

   NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein, the parties hereto agree as follows:

                                   ARTICLE 1

                                   THE OFFER

   SECTION 1.01 The Tender Offer. (a) Provided that none of the events set forth in Annex A hereto shall have occurred or be existing and provided that this Agreement shall not have been terminated in accordance with Article 9 hereof, as soon as reasonably practicable (but in no event later than fifteen Business Days from the public announcement of the terms of this Agreement), Parent shall cause Purchaser to commence the Tender Offer. The initial expiration date of the Tender Offer shall be the twentieth Business Day from and after the date the Tender Offer is commenced (the "Initial Expiration Date"). The obligation of Parent to cause Purchaser to commence the Tender Offer and to accept for payment and pay for shares of Common Stock tendered pursuant to the Tender Offer shall be subject only to the conditions set forth in Annex A hereto, any of which conditions may be waived by Purchaser in its sole discretion. The conditions to the Tender Offer set forth in Annex A are for the sole benefit of Parent and Purchaser and may be asserted by Parent and Purchaser regardless of the circumstances giving rise to any such condition. Purchaser expressly reserves the right to amend or make changes to the terms and conditions of the Tender Offer; provided, however, that, without the prior written consent of the Company (expressed in a resolution adopted by both the Special Committee and the Board), Purchaser shall not (i) decrease the Offer Price or change the form of consideration to be paid in the Tender Offer, (ii) impose any additional conditions to the Tender Offer from those set forth in Annex A hereto, or (iii) otherwise amend the Tender Offer in a manner that would adversely affect the holders of shares of Common Stock. The Company agrees that no shares of Common Stock held by the Company will be tendered pursuant to the Tender Offer. Notwithstanding anything in this Agreement to the contrary, without the consent of the Company, Purchaser shall have the right to extend the Tender Offer beyond the Initial Expiration Date in the following events: (i) from time to time if, at the Initial Expiration Date (or extended expiration date of the Tender Offer, if applicable), any of the conditions to the Tender Offer shall not have been satisfied or waived; (ii) for any period required by applicable law or regulation including, without limitation, by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or the staff thereof; (iii) for an aggregate period not to exceed twenty Business Days (for all such extensions), if all of the conditions to the Tender Offer are satisfied or waived but the number of shares of Common Stock validly tendered and not withdrawn is insufficient to result in Purchaser owning at least ninety percent of the then outstanding number of shares of Common Stock on a fully-diluted basis (without giving effect to the exercise of the Warrants); or (iv) pursuant to an amendment to the Tender Offer providing for a "subsequent offering period" not to exceed twenty Business Days to the extent permitted under, and in compliance with, Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Following the satisfaction or waiver of the conditions to the Tender Offer, Parent shall cause Purchaser to accept for payment, in accordance with the terms of the Tender Offer, all shares of Common Stock validly tendered pursuant to the Tender Offer and not withdrawn as soon as it is permitted to do so pursuant to applicable law.

   (b) Parent shall cause Purchaser to file with the SEC on the date that the Tender Offer is commenced (i) a Tender Offer Statement on Schedule TO (together with any supplements or amendments thereto, the "Schedule

TO") which will contain, among other things, the offer to purchase, form of the related letter of transmittal and summary advertisement (together with any supplements or amendments thereto, the "Tender Offer Documents"), and (ii) together with Royal Ahold, Parent and the Company, a Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to the Tender Offer which shall be filed as a part of the Schedule TO. The Tender Offer Documents shall comply in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to the Company's stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by Parent or Purchaser with respect to information supplied by the Company in writing for inclusion in the Tender Offer Documents. Each of Parent and Purchaser further agrees to take all steps necessary to cause the Tender Offer Documents to be filed with the SEC and to be disseminated to holders of shares of Common Stock, in each case as and to the extent required by applicable federal securities laws. Each of Parent and Purchaser, on the one hand, and the Company, on the other hand, agrees promptly to correct any information provided by it for use in the Tender Offer Documents if and to the extent that it shall have become false and misleading in any material respect and Parent further agrees to cause Purchaser to take all steps necessary to cause the Tender Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of shares of Common Stock, in each case as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given the opportunity to review the initial Schedule TO before it is filed with the SEC. In addition, Parent and Purchaser agree to provide the Company and its counsel with any comments or other communications that Parent, Purchaser or their counsel may receive from time to time from the SEC or its staff with respect to the Tender Offer Documents promptly after the receipt of such comments or other communications.

   SECTION 1.02 Company Action. The Company hereby approves of and consents to the Tender Offer. Concurrently with the filing of the Schedule TO, the Company shall file with the SEC and mail to the holders of shares of Common Stock a Solicitation/ Recommendation Statement on Schedule 14D-9 (together with any supplements or amendments thereto, the "Schedule 14D-9"). The Schedule 14D-9 will set forth, and the Company hereby represents to Parent and Purchaser, that
(a) the Special Committee, at a meeting thereof duly called and held, has (i) determined that this Agreement, the Tender Offer and the Merger are fair to and in the best interests of the Company and its stockholders (other than Royal Ahold and its Affiliates); (ii) determined that this Agreement, the Tender Offer and the Merger should be approved and declared advisable by the Board; and (iii) resolved to recommend that the Company's stockholders accept the Tender Offer, tender their shares of Common Stock pursuant thereto and approve and adopt this Agreement and the Merger if submitted for their approval; (b) the Board, at a meeting duly called and held, has (i) determined that this Agreement, the Tender Offer and the Merger are fair to and in the best interests of the Company's stockholders (other than Royal Ahold and its Affiliates); (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including, without limitation the Tender Offer and the Merger; and (iii) resolved to recommend that the Company's stockholders accept the Tender Offer, tender their shares of Common Stock pursuant thereto and approve and adopt this Agreement and the Merger if submitted for their approval; provided, however, that such recommendation of the Special Committee or the Board, as described in clauses (a) and (b) of this section, may be withdrawn, modified or changed to the extent that the Special Committee or the Board, based on the recommendation of the Special Committee (in each case after receiving the advice of outside nationally recognized legal counsel) reasonably determines in good faith that its fiduciary duties under applicable law require it to take such actions; and (c) William Blair, the financial advisor to the Special Committee, has delivered to the Special Committee and the Board its written opinion that the consideration to be received by the stockholders of the Company (other than Royal Ahold and its Affiliates) pursuant to each of the Tender Offer and the Merger is fair to such stockholders from a financial point of view. The Schedule 14D-9 will comply in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to the Company's stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to information supplied by Parent or Purchaser in writing for inclusion in the Schedule 14D-9. The Company further agrees to take all steps necessary to cause the Schedule 14D-9 to be filed with the SEC and to be disseminated to holders of shares of Common Stock, in each case as and to the extent required by applicable federal securities laws. Each of the Company, on the one hand, and Parent and Purchaser, on the other hand, agrees promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false and misleading in any material respect and the Company further agrees to take all steps necessary to cause the
Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of the shares of Common Stock, in each case as and to the extent required by applicable federal securities laws. Parent and its counsel shall be given the opportunity to review the initial Schedule 14D-9 before it is filed with the SEC. In addition, the Company agrees to provide Parent, Purchaser and their counsel with any comments or other communications that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments or other communications.

   SECTION 1.03 Stockholder Lists. In connection with the Tender Offer, the Company shall promptly furnish Parent with mailing labels, security position listings of shares of Common Stock held in stock depositories and any available listing or computer file containing the names and addresses of the record holders of shares of Common Stock, each as of the most recent practicable date, and shall promptly furnish Parent with such additional information, including updated lists of stockholders, mailing labels and lists of securities positions and such other information and assistance as Parent or its agents may reasonably request in connection with communicating to the record and beneficial holders of shares of Common Stock with respect to the Tender Offer and the Merger.

                                   ARTICLE 2

                                  THE MERGER

   SECTION 2.01 The Merger. Upon the terms and subject to the conditions set forth in Article 8, and in accordance with Delaware Law, at the Effective Time (as defined below), Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser shall cease and the Company shall continue as the surviving corporation of the Merger (the "Surviving Corporation").

   SECTION 2.02 Effective Time; Closing. As promptly as practicable and in no event later than the third Business Day following the satisfaction or, if permissible, waiver of the conditions set forth in Article 8 (or such other date as may be agreed in writing by the parties hereto), the parties hereto shall cause the Merger to be consummated by filing a certificate of merger or a certificate of ownership and merger, as appropriate (either, the "Certificate of Merger") with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of Delaware Law. The term "Effective Time" means the date and time of the filing with the Secretary of State of the State of Delaware of the Certificate of Merger (or such later time as may be agreed upon in writing by the parties hereto and specified in the Certificate of Merger). Immediately prior to the filing of the Certificate of Merger, a closing (the "Closing") will be held at the principal office of Parent's counsel located at 1155 Avenue of the Americas, New York, NY 10036 (or such other place as the parties hereto may agree).

   SECTION 2.03 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Purchaser and the Company shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of Purchaser and the Company shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

   SECTION 2.04 Certificate of Incorporation; By-laws; Directors and Officers.
(a) At the Effective Time, the Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the

Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with Delaware Law and such Certificate of Incorporation.

   (b) At the Effective Time, the By-laws of the Company, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter amended in accordance with Delaware Law, the Certificate of Incorporation of the Surviving Corporation and such By-laws.

   (c) From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (i) the directors of the Company at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

                                   ARTICLE 3
             CONVERSION OF COMMON STOCK; EXCHANGE OF CERTIFICATES

   SECTION 3.01 Conversion. At the Effective Time, by virtue of the Merger and without any action on the part of any party hereto or the holders of capital stock of the Company or the Warrants:

      (a) each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares, as defined in Section 3.04, and any shares to be canceled pursuant to Section 3.01(b)) shall be converted into the right to receive the Offer Price in cash (the "Merger Consideration"); and

      (b) each share of Common Stock and preferred stock and each of the Warrants of the Company held in the treasury of the Company or owned by Royal Ahold or any direct or indirect wholly-owned subsidiary of Royal Ahold or the Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment or distribution shall be made with respect thereto; and

      (c) each share of common stock, par value $0.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.

   SECTION 3.02 Exchange of Certificates. (a) Paying Agent. Prior to the Effective Time, Parent shall designate a bank or trust company to act as paying agent in the Merger (the "Paying Agent") and shall deposit or cause Purchaser to deposit with the Paying Agent immediately available funds in an amount sufficient for the payment of the aggregate Merger Consideration upon surrender of Certificates (as hereinafter defined) representing shares of Common Stock converted pursuant to Section 3.01(a) (such funds being hereinafter referred to as the "Exchange Fund").

   (b) Exchange Procedures. Promptly after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record (other than Royal Ahold or any direct or indirect wholly-owned subsidiary of Royal Ahold) of a certificate or certificates that immediately prior to the Effective Time represented shares of Common Stock (the "Certificates"), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in a form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, and the Paying Agent shall pay, the Merger Consideration for each share of Common Stock formerly evidenced by such Certificate, and such Certificate shall thereupon be canceled. If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate is registered on the stock transfer books of the Company, it shall be a condition of payment to the holder of a Certificate that it be endorsed properly or otherwise be in proper form for transfer and that the person requesting such payment shall have paid all transfer and other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder thereof or shall have established to the satisfaction of the Surviving Corporation that such taxes are not applicable. Until surrendered as contemplated by this Section 3.02, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration into which the shares theretofore represented by such Certificate shall have been converted pursuant to Section 3.01(a). No interest will be paid or will accrue on the cash payable upon the surrender of any Certificate.

   (c) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed for six (6) months after the Effective Time shall be delivered to Parent, upon demand, and any holders of shares of Common Stock who have not theretofore complied with this Article 3 shall thereafter look only to Parent for payment of the Merger Consideration to which they are entitled, without any interest thereon. Any portion of the Exchange Fund remaining unclaimed as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable law, become the property of Parent free and clear of any claims or interest of any person previously entitled thereto.

   (d) No Liability. Neither Parent nor the Surviving Corporation shall be liable to any holder of shares of Common Stock for any amounts delivered to a public official pursuant to any abandoned property, escheat or similar law.

   (e) Withholding Rights. Each of the Surviving Corporation, Parent and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Common Stock such amounts as it is required to deduct and withhold with respect to the making of any payment under the Internal Revenue Code of 1986, as amended (the "Code"), or any provision of state or local tax law. To the extent that amounts are so withheld by the Surviving Corporation, Parent or the Paying Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation, Parent or the Paying Agent, as the case may be.

   (f) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as Parent or the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration, without any interest thereon.

   (g) Investment of Funds. The Paying Agent shall invest the funds constituting the Exchange Fund as directed by Parent. Any interest or other income resulting from such investment shall be paid to Parent.

   SECTION 3.03 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed with respect to shares of Common Stock outstanding immediately prior to the Effective Time and there shall be no further registration of transfers of such shares thereafter on the records of the Company. From and after the Effective Time, the holders of shares of Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided in this Agreement or by law.

   SECTION 3.04 Appraisal. Notwithstanding anything in this Agreement to the contrary, each share of Common Stock issued and outstanding immediately prior to the Effective Time and held by a person (a "Dissenting Stockholder") who has not voted in favor of the Merger and who complies with all the requirements of Delaware Law concerning the right of stockholders to seek appraisal of their shares ("Dissenting Shares") shall not be converted as described in this Article 3 but shall instead become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to Section 262 of Delaware Law. If, after the Effective Time, such Dissenting Stockholder withdraws his or her demand for appraisal or fails to perfect or otherwise loses his or her right of appraisal, in any case pursuant to Delaware Law, each share of Common Stock of such Dissenting Stockholder shall be deemed to be converted as of the Effective Time into the right to receive the Merger Consideration (without any interest thereon). The Company shall give Parent prompt notice of any demands received by the Company for appraisal of any shares of Common Stock, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

   SECTION 3.05 Treatment of Company Options. Except as set forth in Section
3.05 of the Company Disclosure Letter, prior to the date which is two Business Days prior to the Initial Expiration Date, the Board (or, if appropriate, any committee thereof) shall take all actions and shall obtain all necessary consents and releases from all of the holders of all the out-stand-ing stock options and other rights to purchase Common Stock (the "Options") heretofore granted under any stock option plan of the Company or otherwise (the "Stock Plans"), to (i) provide for the cancellation, effective at the Effective Time, subject to the Cash Payment (as defined below), if any, being made, of all Options; (ii) provide for the cancellation, effective at the Effective Time, subject to the cash payments provided for in this Section 3.05 being made, of all rights under the Company's Employee Stock Purchase Plan; (iii) terminate, as of the Effective Time, the Stock Plans, the Company's Employee Stock Purchase Plan and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any Affiliate thereof (collectively with the Stock Plans, referred to as the "Stock Incentive Plans") and (iv) amend, as of the Effective Time, the provisions of any Plan (as defined in Section 4.12(a) hereof) providing for the issuance, transfer or grant of any capital stock of the Company or any such Affiliate, or any interest in respect of any capital stock of the Company or any such Affiliate, to provide no continu-ing rights to acquire, hold, transfer or grant any capital stock of the Company or any such Affiliate or any interest in the capital stock of the Company or any such Affiliate. Immediately prior to the Effective Time, each Option, whether or not then vested or exercisable, shall no longer be exercisable for the purchase of shares of Common Stock but shall entitle each holder thereof, in cancellation and settlement therefor, to payments by the Company in cash (subject to any applicable withholding taxes, the "Cash Payment") equal to the product of (x) the total number of shares of Common Stock subject to such Option immediately prior to the Effective Time, whether or not then vested or exercisable, and (y) the excess, if any, of the Merger Consideration over the per share exercise price of such Option, each such Cash Payment to be paid by the Surviving Corporation to each holder of an outstanding Option promptly following the Effective Time. Any then outstanding stock appreciation rights or limited stock appreciation rights issued by the Company or any Affiliate of the Company shall be canceled immediately prior to the Effective Time without any payment therefor. All payroll deductions under the Company's Employee Stock Purchase Plan shall cease and such plan shall terminate at the end of the next "Purchase Period" (as such term is defined in the Company's Employee Stock Purchase Plan), whether such Purchase Period ends subsequent to the date hereof, due to a "Change in Control" (as such term is defined in such plan) or otherwise in accordance with the terms of such plan, and each participant in such plan shall receive from the Company, promptly following the Effective Time and in lieu of any right to purchase shares of Common Stock under such plan at the end of such Purchase Period, an amount, in cash, subject to applicable withholding taxes, equal to the product of the (1) number of shares of Common Stock that could have been purchased under such plan at the end of such Purchase Period, and (2) the Merger Consideration. The Company shall take all steps to ensure that neither it nor any of its Affiliates is or will be bound by any Options, other options, warrants, rights or agreements which would entitle any Person, other than Royal Ahold or its Affiliates, to own any capital stock of the Company or to receive any payment in respect thereof. Notwithstanding any other provision of this Section 3.05 to the contrary, payment of the Cash Payment may be withheld with respect to any Option or right until all necessary consents and releases are obtained.

                                   ARTICLE 4

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

   The Company represents and warrants to Parent and Purchaser as follows:

   SECTION 4.01 Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate or other power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary where the failure to be so duly qualified or licensed or in good standing could, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect (as defined below). As used herein, the term "Material Adverse Effect" means a material adverse change in, or effect on, the business, condition (financial or otherwise), results of operations, assets, liabilities, revenues or earnings of the Company, but shall not include any change, event, effect, occurrence or circumstance arising in connection with or as a result of (i) the announcement or performance of the transactions contemplated by this Agreement, in and of themselves, or (ii) any announcement or other communication of Parent or any Affiliate thereof of the plans or intentions of Parent with respect to any conduct of any business of the Company.

   SECTION 4.02 Authority Relative to this Agreement. (a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company, and the consummation of the transactions contemplated hereby, have been duly authorized by the Board and no other corporate or stockholder proceedings on the part of the Company are required to authorize this Agreement or to consummate the transactions contemplated hereby, other than, with respect to the Merger and to the extent required by Delaware Law, (i) the adoption of this Agreement by the affirmative vote of the holders entitled to cast a majority of the votes represented by the outstanding Common Stock and Series C Preferred Stock and (ii) the filing and recordation of the Certificate of Merger in accordance with Delaware Law. This Agreement has been duly executed and delivered by the Company and (assuming due authorization, execution and delivery hereof by Royal Ahold, Parent and Purchaser) constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, relating to creditors' rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

   (b) (i) The Special Committee has been duly authorized and constituted, (ii) the Special Committee, at a meeting thereof duly called and held on July 13, 2001, (A) determined that this Agreement, the Tender Offer and the Merger are fair to and in the best interests of the Company and its stockholders (other than Royal Ahold and its Affiliates), (B) determined that this Agreement, the Tender Offer and the Merger should be approved and declared advisable by the Board and (C) resolved to recommend that the Company's stockholders accept the Tender Offer, tender their shares of Common Stock pursuant thereto and approve and adopt this Agreement and the Merger if submitted for their approval, and
(iii) the Board, at a meeting thereof duly called and held on July 16, 2001,
(A) determined that this Agreement and the Merger are fair to and in the best interests of the Company and its stockholders (other than Royal Ahold and its Affiliates), (B) approved and declared advisable this Agreement, the Tender Offer and the Merger and (C) resolved to recommend that the Company's stockholders accept the Tender Offer, tender their shares of Common Stock pursuant thereto and approve and adopt this Agreement and the Merger if submitted for their approval.

   SECTION 4.03 Vote Required. The affirmative vote of the holders entitled to cast a majority of the votes represented by the outstanding shares of Common Stock and Series C Preferred Stock is the only vote of holders of any class or series of the Company's capital stock required to approve the Merger and adopt this Agreement under Delaware Law, the Company's Certificate of Incorporation and the Company's By-Laws.

   SECTION 4.04 State Takeover Statutes; Rights Agreement. The restrictions on business combinations contained in Section 203 of Delaware Law are inapplicable to the Tender Offer, the Merger, this Agreement and the other transactions contemplated by this Agreement. Except as described in the immediately preceding sentence, no other takeover statute or similar statute or regulation of any state is applicable to the Tender Offer, the Merger or this Agreement (including all of the transac-tions contemplated hereby). Each of the Company and the Board has taken or, prior to commencement of the Tender Offer, will take all actions necessary to render the Rights Agreement inapplicable to the Tender Offer, the Merger, this Agreement and the other transactions contemplated by this Agreement.

   SECTION 4.05 Capitalization. The authorized capital stock of the Company consists solely of (a) 100,000,000 shares of Common Stock and (b) 10,000,000 shares of preferred stock. As of the date hereof, of the 100,000,000 shares of Common Stock authorized, (i) 18,054,262 shares of Common Stock are issued and outstanding, (ii) 6,378,443 shares are reserved for issuance pursuant to outstanding options and warrants and existing employee stock plans, (iii) 19,369,873 shares are reserved for issuance upon conversion of the shares of Series C preferred stock and (iv) 36,560,937 shares are reserved for issuance upon exercise of the Warrants. As of the date hereof, of the 10,000,000 shares of preferred stock authorized, (i) 1,000,000 shares have been designated Series A preferred stock, none of which will be issued or outstanding but all of which have been reserved for issuance upon the exercise of rights under the Rights Agreement (ii) 726,371 shares have been designated Series B preferred stock, none of which are issued and outstanding and (iii) 726,371 shares have been designated Series C preferred stock, 726,371 of which are issued and outstanding. Each share of capital stock of the Company that is issued and outstanding has been and each share of capital stock of the Company issuable upon exercise of Options or warrants or upon conversion of the preferred stock of the Company will be when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable, and is not subject to nor issued in violation of, any preemptive rights. Except for the Warrants and as set forth on Section 4.05 of the Company Disclosure Letter, there are (a) no outstanding or authorized options, warrants, agreements, conversion rights, preemptive rights, other rights, subscriptions, claims of any character, obligations, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to shares of capital stock of the Company or pursuant to which the Company is or may become obligated to issue shares of its capital stock or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, purchase or acquire, any shares of the capital stock of the Company, (b) no restrictions upon the dividends, voting or transfer of any shares of capital stock of the Company pursuant to its Certificate of Incorporation, Bylaws or other governing documents or any agreement or other instruments (other than pursuant to agreements with Royal Ahold or its Affiliates) to which it is a party or by which it is bound (provided that no representation is made with respect to capital stock held by Royal Ahold or its Affiliates), and (c) no shares of Common Stock or Preferred Stock held by the Company in its treasury. The Company has no authorized or outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or convertible or exercisable for or exchangeable into securities the holders of which have the right to vote) on any matter. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of Common Stock or any other capital stock of the Company. These are no voting trusts or other agreements or understandings to which the Company is party with respect to the voting of the capital stock or other equity interest of the Company.

   SECTION 4.06 Investments. Except as set forth in Section 4.06 of the Company Disclosure Letter, the Company owns, directly or indirectly, no capital stock of, or other equity, ownership, proprietary or voting interest in, and has no made no loans or other advances or extensions of credit to, any Person.

   SECTION 4.07 No Conflict; Required Filings and Consents. (a) Except for (i) applicable requirements of (A) the Exchange Act, (B) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and any similar foreign competition laws applicable hereto, (C) any state securities or blue sky laws applicable hereto, (ii) the filing and recordation of the Certificate of Merger, as required by Delaware Law and (D) the Nasdaq National Market,
(iii) consents required by Royal Ahold or its Affiliates and (iv) as set forth in Section 4.07(a) of the Company Disclosure Letter, neither the execution and delivery of this Agreement by the

Company nor the consummation by the Company of the transactions contemplated hereby shall require on the part of the Company any filing with, or obtaining of, any permit, authorization, consent or approval of, or any notice to, any court, tribunal, legislative, executive or regulatory authority or agency (a "Governmental Entity"), except for such filings, permits, authorizations, consents, approvals or notices the failure of which to receive, obtain or make could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and could not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Merger.

   (b) Except as set forth in Section 4.07(b) of the Company Disclosure Letter, neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the Certificate of Incorporation of the Company or the By-laws of the Company, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation, suspension, modification or acceleration of any obligation under, or result in the creation of a lien under, any of the terms, conditions or provisions of, or otherwise require the consent or waiver of, or notice to, any other party under, any bond, note, mortgage, indenture, other evidence of indebtedness, guarantee, license, agreement or other contract or instrument ("Contract") to which the Company is a party or by which it or any of its properties or assets is bound, (iii) violate any law, statute, rule, regulation, order, writ, injunction or decree ("Law") applicable to the Company or any of its properties or assets, or (iv) require the Company to repay any existing indebtedness except, in the case of clauses (ii), (iii) and (iv), for any thereof that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and could not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Merger.

   SECTION 4.08 SEC Documents and Financial Statements. (a) The Company has provided to Purchaser copies of (i) the audited balance sheet of the Company as of December 31, 1999 (the "1999 Financials") and December 31, 2000 (the "2000 Financials") together with the related audited statements of operations, stockholders' equity and cash flows for the fiscal years ended December 31, 1999 and 2000, and the notes thereto, accompanied with respect to the 1999 Financials by the opinion of KPMG and with respect to the 2000 Financials by the unqualified opinion of KPMG (collectively, the "Audited Financial Statements") and (ii) the unaudited balance sheet of the Company as of March 31, 2001 together with the related statements of operations, comprehensive loss and cash flows for the period then ended, and the notes thereto (the "2001 Financials" and collectively with the Audited Financial Statements, the "Financial Statements"). The Financial Statements (including the notes thereto) were prepared in accordance with generally accepted accounting principles consistently applied ("GAAP") and present fairly in all material respects, the financial position and results of operation of the Company as of December 31, 1999, December 31, 2000 and March 31, 2001 and for the periods then ended.

   (b) Except as set forth in Section 4.08(b) of the Company Disclosure Letter, the Company has no material claims, liabilities or indebtedness, contingent or otherwise, of any kind whatsoever (whether accrued, absolute, contingent or otherwise and whether or not required to be reflected in the Company's financial statements in accordance with GAAP), except (i) as set forth in the Financial Statements and (ii) liabilities to trade creditors incurred subsequent to March 31, 2001 in the ordinary course of business consistent with past practices not involving borrowings by the Company.

   (c) Since January 1, 1999, the Company has filed all forms, reports and documents with the SEC (including all exhibits thereto) required under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act or the rules and regulations promulgated thereunder (collectively, the "SEC Documents"), each of which complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act as in effect on the dates so filed. None of the SEC Documents (as of their respective filing dates) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Any forms, reports and documents filed by the Company with the SEC subsequent to the date hereof and prior to the Effective Time (collectively, the "Subsequent Filings") will comply in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

   SECTION 4.09 Absence of Certain Changes. Except as set forth in Section 4.09 of the Company Disclosure Letter since December 31, 2000, (a) the businesses of the Company have been conducted in the ordinary course of business, consistent with past practice, (b) the Company has taken no action which, if taken after the date hereof, would violate Section 6.01 hereof if taken without the approval of Parent and (c) there has not occurred any event, circumstance or condition which, individually or together with all such events, circumstances or conditions, has resulted or could reasonably be expected to result in a Material Adverse Effect.

   SECTION 4.10 Litigation. Except as specifically disclosed in the SEC Documents or set forth in Section 4.10 of the Company Disclosure Letter, there is no action, suit, proceeding, inquiry or investigation pending or, to the knowledge of the Company, threatened against or involving the Company, at law or in equity, by or before any Governmental Entity which (i), as of the date hereof, questions or challenges the validity of this Agreement or which (ii), if adversely determined, could reasonably be expected to result in a Material Adverse Effect or could reasonably be expected to materially impair or delay the ability of the Company to consummate the transactions contemplated hereby.

   SECTION 4.11 Taxes. Except as set forth in Section 4.11 of the Company Disclosure Letter:

      (a) The Company has (i) duly and timely filed (or there has been filed on its behalf) with the appropriate Governmental Entities all material Tax Returns (as defined below) required to be filed by it and all such material Tax Returns are true, correct and complete; (ii) duly paid in full (or there has been duly paid on its behalf) all Taxes (as defined below) shown on such Tax Returns that are due and payable; and (iii) made adequate provision, in accordance with GAAP (or adequate provision has been made on its behalf), for the payment of all current Taxes not yet due.

      (b) The Company has complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and has, within the time and the manner prescribed by law, withheld and paid over to the proper Governmental Entities all material amounts required to be so withheld and paid over.

      (c) The Company has not requested an extension of time within which to file any material Tax Return in respect of a taxable year which has not since been filed and no outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to material Taxes or material Tax Returns has been given by or on behalf of the Company.

      (d) No material federal, state, local or foreign audits, examinations or other administrative court proceedings have been commenced or, to the Company's knowledge, are threatened with regard to any material Taxes or material Tax Returns of the Company. No written notification has been received by the Company that such an audit, examination or other proceeding is pending or threatened with respect to any material Taxes due from or with respect to or attributable to the Company or any material Tax Return filed by or with respect to the Company.

      (e) The Company is not a party to any agreement, plan, contract or arrangement that could result, separately or in the aggregate, in a payment of any amount that would not be deductible under Section 162(m) of the Code.

      (f) The Company is not a party to any tax sharing, tax indemnity or other such agreement or arrangement.

      (g) There are no liens for Taxes upon the assets of the Company except liens for Taxes not yet due and payable.

      (h) For purposes of this Agreement, "Taxes" shall mean any and all taxes, charges, fees, levies or other assessments, including income, gross receipts, excise, real or personal property, sales, withholding, social security, occupation, use, service, service use, value added, license, net worth, payroll, franchise, transfer and recording taxes, fees and charges, imposed by the United States Internal Revenue Service (the "IRS") or any taxing authority (whether domestic or foreign including any state, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies or other assessments. For purposes of this Agreement, "Tax Return" shall mean any report, return, document, declaration or other information or filing required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes.

   SECTION 4.12 Employee Benefit Plans. (a) Each employee benefit plan, program, arrangement or agreement, including each "employee benefit plan," within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and each stock option, stock appreciation right, restricted stock, stock purchase or incentive or bonus plan, program or agreement (other than any stock option agreement under a stock option or stock incentive plan, forms of which have been delivered to Parent), and each employment or severance agreement, in each case, maintained by the Company, or to which the Company contributes or is required to contribute or is a party is listed in Section 4.12(a) of the Company Disclosure Letter (each, along with any stock option agreement under a stock option or stock incentive plan, a "Plan"; collectively, "Plans"). Except as set forth in Section 4.12(a) of the Company Disclosure Letter, the Company has no commitment, intention or understanding to create any additional employee benefit plan or modify or change any existing Plan (except as required to maintain the tax-qualified status of any Plan intended to qualify under Section 401(a) of the Code).

   (b) Except as disclosed in the SEC Documents or Section 4.12(b) of the Company Disclosure Letter (i) each Plan is in substantial compliance with applicable law and has been administered and operated in all material respects in accordance with its terms; (ii) each Plan which is intended to be "qualified" within the meaning of Section 401(a) of the Code, has received a favorable determination letter regarding its tax-qualified status from the IRS and the Company is not aware of any circumstances that could reasonably be expected to result in the revocation of such letter; (iii) no Plan is covered by Title IV of ERISA or subject to Section 412 of the Code or Section 302 of ERISA, and neither the Company nor any entity that, together with the Company, would be treated as a single employer under Section 414 of the Code, has ever contributed to, or borne any obligation or liability with respect to, any Plan covered or formerly covered by Title IV of ERISA or Section 412 of the Code or
Section 302 of ERISA (iv) no Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company for periods extending beyond their retirement or other termination of service, except to the extent required by Part 6 of Sub-title B of Title I of ERISA or Section 4980B of the Code (v) neither the Company nor, to the knowledge of the Company, any other "disqualified person" or "party in interest" (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transactions in connection with any Plan that would reasonably be expected to result in the imposition of a penalty pursuant to Section 502 of ERISA, a tax pursuant to Section 4975 of the Code or damages pursuant to Section 409 of ERISA; (vi) there has been no failure of a Plan that is a group health plan (as defined in Section 5000(b)(1) of the Code) to meet the requirements of Section 4980B(f) of the Code with respect to a qualified beneficiary (as defined in Section 4980B(g) of the Code); (vii) there are not pending or, to the Company's knowledge, threatened, claims by or on behalf of any Plan, by any employee or beneficiary covered under any such Plan or otherwise involving any such Plan (other than routine claims for benefits payable in the ordinary course, and appeals of denied claims); and (viii) except as required to maintain the tax-qualified status of any Plan intended to qualify under Section 401(a) of the Code, no condition or circumstance exists that would prevent the amendment or termination of any Plan (other than any agreement or any term of such Plan requiring the consent of any individual party to such agreement or Plan to an amendment or termination thereof).

   (c) The Company has heretofore delivered to Parent true and complete copies of each Plan and any amendments thereto, any related trust or other funding vehicle, any summaries required under ERISA or the

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

Code, the most recent annual reports filed with the IRS, and the most recent determination letter received from the IRS with respect to each Plan intended to qualify under Section 401(a) of the Code.

   (d) Except as set forth in Section 4.12(d) of the Company Disclosure Letter, the consummation of the transactions contemplated hereby shall not, either alone or in combination with another event, (i) entitle any current or former employee or officer of the Company to severance pay, unemployment compensation or any other payment or benefit or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer.

   SECTION 4.13 Compliance with Applicable Laws. Except as set forth in Section
4.13 of the Company Disclosure Letter, the Company, and its properties, assets and operations, are in compliance in all respects with all applicable statutes, laws, rules, regulations, judgments, decrees, orders, arbitration awards, franchises, permits or licenses or other governmental authorizations or approvals which are applicable to the business and operations of the Company except where the failure to be in such compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and could not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Merger. Except as set forth in
Section 4.13 of the Company Disclosure Letter, the Company holds all licenses, franchises, ordinances, authorizations, permits, certificates, variances, exemptions, concessions, leases, rights of way, easements, instruments, orders and approvals, domestic or foreign ("Permits"), required for the ownership of the assets and operation of the businesses of the Company where the failure of which to hold could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth in Section 4.13 of the Company Disclosure Letter, all Permits of the Company required under any statute, law, rule or regulation of any Governmental Entity are in full force and effect where the failure to be in full force and effect could reasonably be expected to have a Material Adverse Effect.

   SECTION 4.14 Material Contracts. (a) Except as set forth in the SEC Documents, the Company is not a party to, or bound by, any Contract which is material to the Company (a "Company Material Contract"). Notwithstanding the foregoing, each of the following Contracts shall be a Company Material Contract and shall be set forth in Section 4.14 of the Company Disclosure Letter:

      (i) any contracts or agreements under which the Company has any outstanding indebtedness, obligation or liability for borrowed money or the deferred purchase price of property or has the right or obligation to incur any such indebtedness, obligation or liability in excess of $50,000;

      (ii) any bonds or agreements of guarantee or indemnification in which the Company acts as surety, guarantor or indemnitor with respect to any obligation (fixed or contingent) in excess of $50,000;

      (iii) any noncompete agreements to which the Company or any Affiliate thereof is a party;

      (iv) any partnership and joint venture agreements;

      (v) any Contract that provides for the payment of any amount or entitles any Person to receive any other benefit or exercise any other right as a result of the execution, delivery or performance of this Agreement, or the consummation of the transactions contemplated hereby; and

      (vi) any Contract with an officer or director of the Company or an Affiliate thereof (other than Royal Ahold and its Affiliates).

   (b) Except as set forth in Section 4.14(b) of the Company Disclosure Letter,
(i) the Company is not in breach of or default under the terms of any Company Material Contract where such breach or default could reasonably be expected to have a Material Adverse Effect and (ii) to the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default could reasonably be expected to have a Material Adverse Effect. Each Company Material Contract is a valid and binding obligation of the Company and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, relating to creditors' rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

   SECTION 4.15 Environmental Laws. (a) Except as set forth in Section 4.15(a) of the Company Disclosure Letter, the Company is (i) in compliance in all material respects with all applicable Environmental Laws (as defined below), which compliance includes the possession by the Company of all Permits and other governmental authorizations required under applicable Environmental Laws, and (ii) in compliance with the terms and conditions of such Permits where the failure to be in compliance would result in a material liability or obligation of the Company of any nature, whether or not accrued, contingent or otherwise. Except as set forth in Section 4.15(a) of the Company Disclosure Letter, the Company has not received any communication or written notice, whether from a Governmental Entity, citizens group, employee or otherwise, that alleges that the Company is not in compliance with applicable Environmental Laws, where the failure to be in compliance would result in a material liability or obligation of the Company of any nature, whether or not accrued, contingent or otherwise and, to the best knowledge of the Company after due inquiry, there are no circumstances that may prevent or interfere with such compliance in the future, where the failure to be in compliance would result in a material liability or obligation of the Company of any nature, whether or not accrued, contingent or otherwise.

   (b) Except as set forth in Section 4.15(b) of the Company Disclosure Letter, there is no Environmental Claim (as defined below) which, if adversely determined, could reasonably be expected to result in a material liability or obligation of the Company, whether or not accrued, contingent or otherwise pending or threatened against the Company or, to the best knowledge of the Company, against any person or entity whose liability for any Environmental Claim the Company has or may have retained or assumed either contractually or by operation of law which, if adversely determined, could reasonably be expected to result in a material liability or obligation of the Company, whether or not accrued, contingent or otherwise.

   (c) Except as set forth in Section 4.15(c) of the Company Disclosure Letter, there are no past or present actions, activities, circumstances, conditions, events or incidents, including the Release (as defined below) of any Hazardous Materials (as defined below), that could form the basis of any material Environmental Claim (as defined below) against the Company or, to the best knowledge of the Company, against any Person or entity whose liability for any material Environmental Claim the Company has or may have retained or assumed either contractually or by operation of law.

   (d) Without in any way limiting the generality of the foregoing, except as set forth in Section 4.15(d) of the Company Disclosure Letter, all underground storage tanks owned, operated, or leased by the Company and which are subject to regulation under the federal Resource Conservation and Recovery Act (or equivalent state or local law regulating underground storage tanks) meet the technical standards prescribed at Title 40 Code of Federal Regulations Part 280 which became effective December 22, 1998 (or any applicable state or local law requirements which are more stringent than such technical standards or which became effective before such date) where the failure to meet such standards or requirements could reasonably be expected to result in a material liability or obligation of the Company, whether or not accrued, contingent or otherwise.

   (e) The Company has provided to Parent true and correct copies of all material assessments, reports and investigations or audits in the possession of the Company regarding environmental matters pertaining to, or the environmental condition of, any property currently or formerly owned, operated or leased by the Company, or the compliance (or noncompliance) by the Company with any Environmental Laws.

   (f) For purposes of this Agreement:

      (i) "Environmental Claim" means any claim, action, cause of action, investigation or notice (written or oral) by any person or entity alleging potential liability (including potential liability for investigatory costs,

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

   cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, or Release into the environment, of any Hazardous Materials at any location, whether or not owned or operated by the Company or any of its Subsidiaries or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

      (ii) "Environmental Laws" means all federal, interstate, state, local and foreign laws and regulations relating to pollution or protection of human health, safety, or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including laws and regulations relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

      (iii) "Hazardous Materials" means chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, radioactive materials, asbestos, petroleum and petroleum products.

      (iv) "Release" shall mean releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, escaping, leaching, disposing or dumping.

   SECTION 4.16 Intellectual Property. The Company owns, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property (as defined below) used in its businesses, free and clear of any liens, security interests, encumbrances and other adverse claims and without obligation to pay any royalty or other fees with respect thereto, where the failure to own, license or otherwise possess such Intellectual Property could reasonably be expected to result in a Material Adverse Effect and the consummation of the transactions contemplated hereby shall not alter or impair such rights in any material respect. No Intellectual Property has been abandoned, canceled or otherwise compromised which abandonment, cancellation or compromise could reasonably be expected to have a Material Adverse Effect. Except as set forth in Section 4.16 of the Company Disclosure Letter, there are no pending or, to the knowledge of the Company, threatened claims by any Person challenging the use by the Company of any trademarks, trade names, trade dress, service marks, service names, mark registrations, logos, domain names, assumed names, registered and unregistered copyrights, computer programs, software, trade secrets, processes, methods, patents or applications and registrations therefor (together with any goodwill associated with any of the foregoing, collectively, the "Intellectual Property") in their respective operations as currently conducted which, if adversely determined, could reasonably be expected to result in a Material Adverse Effect. The conduct of the business of the Company does not infringe, upon any intellectual property rights or any other proprietary right of any Person, and the Company has not received any written notice from any other Person pertaining to or challenging the Company's right, title or interest in any of the Intellectual Property and to the Company's knowledge there is no valid basis for any such claim. Except as set forth in Section 4.16 of the Company Disclosure Letter, the Company has not made any claim of a violation or infringement by others of its rights to or in connection with the Intellectual Property used in their respective businesses which violation or infringement could reasonably be expected to have a Material Adverse Effect.

   SECTION 4.17 Labor Matters. (a) Except as set forth in Section 4.17(a) of the Company Disclosure Letter, there are no labor or collective bargaining agreements to which the Company is a party. To the knowledge of the Company, there is no union organizing effort pending or threatened against the Company. Except as set forth in Section 4.17(a) of the Company Disclosure Letter, there is no labor strike, labor dispute, work slowdown, stoppage or lockout pending or, to the knowledge of the Company, threatened against or affecting the Company, which has had or could reasonably be expected to result in a Material Adverse Effect. Except as set froth in Section 4.17(a) of the Company Disclosure Letter, there is no unfair labor practice or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company, that has had or could reasonably be expected to result in a Material Adverse Effect. The Company is in compliance in all material respects with all applicable laws respecting (i) employment and employment practices, (ii) terms and conditions of employment and wages and hours, and (iii) unfair labor practice. Except as set forth in Section 4.17(a) of the Company Disclosure Letter or specifically disclosed in the SEC Documents, there is no action, suit, proceeding, inquiry or investigation pending or, to the knowledge of the Company, threatened against or involving the Company, at law or in equity, alleging a violation of applicable laws, rules or regulations respecting employment and employment practices, terms and conditions of employment and wages and hours, or unfair labor practice that has had or could reasonably be expected to result in a Material Adverse Effect.

   (b) Except as set forth in Section 4.17(b) of the Company Disclosure Letter, no grievance or any arbitration proceeding arising out of or under collective bargaining agreements which could reasonably be expected to have a Material Adverse Effect is pending and no claim therefor exists.

   (c) As of the date of this Agreement, the Company has no liabilities under the Worker Adjustment and Retraining Notification Act (the "WARN Act") that has had or could reasonably be expected to result in a Material Adverse Effect.

   SECTION 4.18 Brokers or Finders. None of the Company or any of its Affiliates has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any brokers' or finders' fee or any other commission or similar fee in connection with any of the transactions contemplated hereby, except William Blair, whose fees and expenses shall be paid by the Company in accordance with the Company's agreement with such firm. A true and correct copy of the engagement letter between the Company and William Blair has been provided to Parent.

   SECTION 4.19 Opinion of Financial Advisor. The Special Committee has received the written opinion of William Blair dated the date of this Agreement to the effect that, as of the date of this Agreement, the consideration to be received by the stockholders of the Company (other than Royal Ahold and its Affiliates) pursuant to each of the Tender Offer and the Merger is fair to such stockholders from a financial point of view and such opinion has not been withdrawn. A copy of such opinion has been delivered to Parent and Purchaser.

                                   ARTICLE 5

                       REPRESENTATIONS AND WARRANTIES OF
                             PARENT AND PURCHASER

   Each of Royal Ahold, Parent and Purchaser severally represents and warrants to the Company as follows:

   SECTION 5.01 Organization. Royal Ahold is a public company with limited liability duly organized and validly existing under the laws of the Netherlands. Each of Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each of Royal Ahold, Parent and Purchaser has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.

   SECTION 5.02 Authority Relative to this Agreement. Each of Royal Ahold, Parent and Purchaser has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereunder. The execution and delivery of this Agreement by Royal Ahold, Parent and Purchaser, and the consummation of the transactions contemplated hereby, have been duly authorized by the Executive Board and Supervisory Board of Royal Ahold and by the respective boards of directors of each of Parent and Purchaser, and by Parent as the sole stockholder of Purchaser, and no other corporate proceeding on the part of Royal Ahold, Parent or Purchaser is required to authorize this Agreement or to consummate the transactions contemplated hereunder, other than the filing and the recordation of the Certificate of Merger in accordance with Delaware Law. This Agreement has been duly executed and delivered by each of Royal Ahold, Parent and Purchaser and (assuming due and valid authorization, execution and delivery hereof by the Company) constitutes a valid and binding agreement of each of Royal Ahold, Parent and Purchaser, enforceable against each of Royal Ahold, Parent and Purchaser in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, relating to creditor's rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

   SECTION 5.03 No Conflict; Required Filings and Consents. (a) Except (i) for applicable requirements of (A) the Exchange Act, (B) the HSR Act and any similar foreign competition laws, and (C) any state securities and blue sky filings applicable hereto, and (ii) for the filing and recordation of the Certificate of Merger, as required by Delaware Law, neither the execution and delivery of this Agreement by Royal Ahold, Parent and Purchaser, nor the consummation by Royal Ahold, Parent and Purchaser of the transactions contemplated hereby, shall require, on the part of Royal Ahold, Parent or Purchaser, any filing with, or obtaining of, any permit, authorization, consent or approval of, any Governmental Entity, except for such filings, permits, authorizations, consents or approvals the failure of which to make or obtain could not reasonably be expected to materially impair the ability of Royal Ahold, Parent or Purchaser to consummate the transactions contemplated hereunder.

   (b) Neither the execution and delivery of this Agreement by Royal Ahold, Parent or Purchaser, nor the consummation by Royal Ahold, Parent or Purchaser of the transactions contemplated hereunder, shall (i) conflict with or result in a breach of the certificate of incorporation or by-laws of Parent or Purchaser or the comparable governing documents of Royal Ahold, (ii) result in a violation or breach of or constitute (with or without due notice or lapse of time, or both) a default under, or give rise to any right of termination, cancellation, suspension, modification or acceleration under, or result in the creation of a lien under, any of the terms, conditions or provisions of, or otherwise require the consent or waiver of, or notice to, any other party under, any material bond note, mortgage, indenture, other evidence of indebtedness, guarantee, license, agreement or other contract or instrument to which Royal Ahold, Parent or Purchaser is a party or by which any of them or any of their respective properties or assets is bound, or (iii) violate any law, statute, rule, regulation, order, writ, injunction or decree applicable to Royal Ahold, Parent or Purchaser, or any of their respective properties or assets except, in the case of clauses (ii) and (iii), for such violations, breaches, defaults or rights which could not reasonably be expected to materially impair the ability of Parent or Purchaser to consummate the transactions contemplated hereby.

   SECTION 5.04 Financing. Parent and Purchaser have or shall have sufficient cash on hand and shall provide, or cause to be provided, at such time or times as such funds are required, to Purchaser or, as the case may be, the Surviving Corporation, sufficient funds to pay the aggregate Tender Offer consideration and the Merger Consideration and to pay any fees and expenses in connection with the transactions contemplated hereby.

   SECTION 5.05 Brokers or Finders. None of Parent, Purchaser or any of their respective Affiliates has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any brokers' or finders' fee or any other commission or similar fee in connection with any of the transactions contemplated hereby.

                                   ARTICLE 6

                                   COVENANTS

   SECTION 6.01 Conduct of Business by the Company Pending the Merger. The Company covenants and agrees that, during the period from the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement or the Effective Time, except as contemplated by this Agreement, unless Parent shall otherwise agree in writing, and except as set forth in
Section 6.01 of the Company Disclosure Letter:

      (a) the Company shall conduct its business only in, and the Company shall not take any action except in, the ordinary course of business, consistent with past practice; and the Company shall use its reasonable best efforts to preserve intact the business organization of the Company, and to maintain
   (i) the services of the present officers, employees and consultants of the Company and (ii) its existing relations with suppliers, creditors, customers, business associates and others having business dealings with it; and


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

      (b) without limiting the generality of the foregoing, the Company shall not take any of the following actions:

          (i) amend its Certificate of Incorporation or By-Laws;

          (ii) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class or any other equity interest, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other equity interest in the Company (except for the issuance of shares of Common Stock pursuant to the exercise of Options outstanding on the date hereof);

          (iii) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock or any other equity interest, including any constructive or deemed distributions, and any distribution in connection with the adoption of a shareholders rights plan, or make any other payments to stockholders in their capacity as such;

          (iv) split, combine or reclassify any of its capital stock or any other equity interest or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any other equity interest;

          (v) redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or any other equity interests;

          (vi) (A) purchase, acquire, sell, transfer, lease, license, mortgage, encumber or dispose of any material assets; (B) acquire (by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof; (C) incur or assume any indebtedness for borrowed money or other liability; (D) modify, amend or terminate any confidentiality agreements, standstill agreements or Company Material Contracts to which the Company is a party or by which it is bound, or waive, release or assign any material rights or claims, other than in the ordinary course of business, consistent with past practice; (E) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, other than in the ordinary course of business, consistent with past practice; (F) make any loans, advances or capital contributions to, or investments in, any other Person; or (G) other than in the ordinary course of business, consistent with past practice, enter into any material commitment, transaction, contract or agreement, including any of the following entered into outside the ordinary course of business
       (i) any material capital expenditure, (ii) any material contract or agreement outside the ordinary course of business, (iii) any contracts or agreements that cannot be canceled on notice of thirty (30) days or less and (iv) any noncompete agreements or other agreements that limit the ability of the Company to conduct any line of business;

          (vii) increase the compensation, severance or other benefits payable or to become payable to its directors, officers or employees, other than increases in salary or wages of employees of the Company in accordance with past practice or pursuant to binding commitments made prior to the date hereof, or grant any severance or termination pay (except payments required to be made under the Plans or other obligations existing on the date hereof in accordance with the terms of such obligations) to, or enter into any employment or severance agreement with, any employee of the Company, or establish, adopt, enter into or amend any collective bargaining agreement, Plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, except, in each case, as may be required by law;

          (viii) pay, repurchase, discharge or satisfy any of its material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business, consistent with past practice, or pursuant to contractual requirements existing on the date hereof, of claims, liabilities or obligations reflected or reserved against, in, or contemplated by, the financial statements (or the notes thereto) of the Company;

          (ix) take any action to change accounting policies or procedures or any of its methods of reporting income, deductions or other items for income tax purposes, except as required by a change in GAAP, SEC position or applicable law occurring after the date hereof;

          (x) approve or authorize any action to be submitted to the stockholders of the Company for approval other than pursuant to this Agreement;

          (xi) make or change any material election with respect to Taxes, agree or settle any material claim or assessment in respect of Taxes, or agree to an extension or waiver of the limitation period to any material claim or assessment in respect of Taxes;

          (xii) voluntarily take, or commit to take, any action that would or is reasonably likely to result in any of the conditions to the Tender Offer set forth on Annex A or the conditions to the Merger set forth in
       Article 8 not being satisfied or make any representation or warranty of the Company contained herein that is not qualified as to materiality inaccurate in any material respect, or any representation or warranty that is qualified as to materiality untrue in any respect at, or as of any time prior to, the Effective Time, or that would materially impair the ability of the Company, Parent or Purchaser to consummate the transactions contemplated hereunder, in accordance with the terms hereof or materially delay such consummation;

          (xiii) wind-up or otherwise eliminate the Special Committee; or

          (xiv) agree, authorize or announce to take any of the actions described in subsections (i) through (xiii) above.

   SECTION 6.02 No Solicitation of Other Offers. During the period commencing on the date of this Agreement and concluding on the earlier of (a) the Effective Time and (b) the date this Agreement is terminated in accordance with its terms, the Company shall not take (and the Company shall not authorize or permit any of its Affiliates, officers, directors, employees, agents, represen-tatives, consultants, financial advisors, attorneys, accountants, or other agents to so take) any action to, directly or indirectly, encourage, solicit, initiate or engage in discussions or negotiations with, or provide any information to, any Person, other than the Purchaser (and its Affiliates and representatives), concerning any acquisition of the Company or any purchase of all or any part of the capital stock of the Company (except in satisfaction of the obligations contained in Section 3.05 hereof) or any merger, sale of substantial assets or similar transaction involving the Company; provided, however, that prior to the Effective Time, the Company, in response to an unsolicited proposal from a third-party that did not result from a breach of this Section 6.02 may participate in discussions or negotiations with or furnish information to such third party to the extent that the Special Committee or the Board, based on the recommendation of the Special Committee (in each case after receiving the advice of outside nationally recognized legal counsel), reasonably determines in good faith that its fiduciary duties under applicable law require it to take such actions.

   SECTION 6.03 Access to Information. Until the Effective Time, the Company shall afford to the officers, employees, accountants, counsel and other representatives of Parent, reasonable access during normal business hours to its properties, books, contracts, commitments and records; furnish to Parent all information concerning its business, properties, and personnel as Parent may reasonably request or has reasonably requested; and use reasonable best efforts to make available during normal business hours to the officers, employees, accountants, counsel and other representatives of Parent the appropriate individuals (including management personnel, attorneys, accountants and other professionals) for discussion of the Company's business, properties, prospects and personnel as Parent may reasonably request. Parent agrees to and shall cause its representatives to treat and hold as confidential all information relating to the Company; provided, however, that this sentence shall not apply to (i) any information that, at the time of disclosure, is available publicly and was not disclosed in breach of this Agreement and (ii) any information that, in Parent's sole discretion, is required to be disclosed pursuant to any applicable Law.

   SECTION 6.04 Consents; Approvals. The Company, Parent and Purchaser shall each use its commercially reasonable efforts, and cooperate with each other, to obtain as promptly as practicable all consents, waivers, approvals, authorizations or orders and the Company, Parent and Purchaser shall make all filings required in connection with the authorization, execution and delivery of this Agreement by the Company, Parent and Purchaser and the consummation by them of the transactions contemplated hereby.

   SECTION 6.05 Indemnification and Insurance. (a) From and after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of the Company (the "Covered Parties") against all losses, claims, damages, costs, expenses (including reasonable attorneys' fees and expenses), liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party incurred in connection with any threatened or actual action, suit or proceeding based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of the Company ("Indemnified Liabilities"), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, this Agreement or the transactions contemplated hereby, in each case to the fullest extent that a corporation is permitted by law to indemnify its own directors or officers, as the case may be. In the event any such claim, action, suit, proceeding or investigation is brought against any Covered Party, the indemnifying parties shall assume and direct all aspects of the defense thereof, including settlement, and the Covered Party shall cooperate in the defense of any such matter. The Covered Party shall have a right to participate in (but not control) the defense of any such matter with its own counsel and at its own expense. Notwithstanding the right of the indemnifying parties to assume and control the defense of such litigation, claim or proceeding, such Covered Party shall have the right to employ separate counsel and to participate in the defense of such litigation, claim or proceeding, and the indemnifying parties shall bear the fees, costs and expenses of such separate counsel and shall pay such fees, costs and expenses promptly after receipt of an invoice from such Covered Party if (i) the use of counsel chosen by the indemnifying parties to represent such Covered Party would present such counsel with a conflict of interest, (ii) the defendants in, or targets of, any such litigation, claim or proceeding shall have been advised by counsel that there may be legal defenses available to it or to other Covered Parties which are different from or in addition to those available to the indemnifying parties or (iii) the indemnifying parties shall not have employed counsel satisfactory to such Covered Party, in the exercise of the Covered Party's reasonable judgment, to represent such Covered Party within a reasonable time after notice of the institution of such litigation, claim or proceeding. The Covered Parties as a group shall be represented by a single law firm (plus no more than one local counsel in any jurisdiction) with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Covered Parties. Any Covered Party wishing to claim indemnification under this Section 6.05, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent and the Surviving Corporation (but the failure so to notify shall not relieve the indemnifying party from any liability which it may have under this Section 6.05, except to the extent such failure materially prejudices the indemnifying parties). Each Covered Party shall be entitled to the advancement of expenses to the full extent permitted by law in connection with any such action (subject to tendering any undertaking to repay such expenses, to the extent required by applicable law). Notwithstanding the foregoing, in the event that there is any conflict between this Section 6.05(a) and the terms of the Certificate of Incorporation or By-Laws of the Company, the Certificate of Incorporation and/or By-laws, as the case may be, shall prevail.

   (b) All rights to indemnification, all limitations on liability and all rights to advancement of expenses existing in favor of a Covered Party as provided herein or in the Company's Certificate of Incorporation or By-Laws as in effect as of the date hereof shall survive the Merger and shall continue in full force and effect, without any amendment thereto, for a period of six years from the Effective Time to the extent such rights are consistent with applicable law; provided that in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims; provided further, that any determination required to be made with respect to whether a Covered Party's conduct complies with the standards set forth under applicable law or the Company's Certificate of Incorporation, or By-Laws, as the case may be, shall be made by independent legal counsel selected by the Covered Party and reasonably acceptable to the Surviving Corporation.

   (c) In the event that the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary to effectuate the purposes of this Section 6.05, proper provision shall be made so that such successors, assigns and transferees, as the case may be, assume the obligations set forth in this
Section 6.05, and none of the actions described in the foregoing clauses (i) or
(ii) shall be taken until such provision is made.

   (d) For a period of six years after the Effective Time, the Surviving Corporation shall maintain in effect, without any lapses in coverage, policies of directors' and officers' liability insurance (or a "tail" policy) for the benefit of those Persons who are covered by the Company's directors' and officers' liability insurance policies as of the date hereof, providing coverage with respect to matters occurring prior to the Effective Time that is at least equal to the coverage provided under the Company's current directors' and officers' liability insurance policies (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms which are not materially less favorable including, without limitation, policies held by Parent or Royal Ahold) to the extent that such liability insurance can be maintained at an annual cost to the Surviving Corporation of not greater than 200 percent of the premium for the current Company directors' and officers' liability insurance; provided that if such insurance (or "tail" policy) cannot be so maintained at such cost, the Surviving Corporation shall maintain as much of such insurance as can be so maintained at a cost equal to 200 percent of the current annual premiums of the Company for such insurance. The Company represents that the premium for the current Company directors' and officers' liability policy is $75,000.

   SECTION 6.06 Notification of Certain Matters. The Company shall give prompt notice to Parent and Parent (on behalf of itself and Purchaser) shall give prompt notice to the Company, of (i) the occurrence or non-occurrence of any event known to it, the occurrence or non-occurrence of which is reasonably likely to cause any representation or warranty of such party contained in this Agreement to be materially untrue or inaccurate, (ii) any failure of the Company or Parent or Purchaser, as the case may be, to comply with or satisfy, or the occurrence or non-occurrence of any event known to it, the occurrence or non-occurrence of which is reasonably likely to cause the failure by such party materially to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; (iii) the occurrence of any other event known to it which would be reasonably likely (A) to have a Material Adverse Effect or (B) to cause any condition set forth in Annex A or Article 8 to be unsatisfied in any material respect at any time prior to the closing of the Tender Offer or the Effective Time, as the case may be; or (iv) any action, suit, proceeding, inquiry or investigation pending or, to the knowledge of the Company, threatened which questions or challenges the validity of this Agreement; provided, however, that the delivery of any notice pursuant to this
Section 6.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

   SECTION 6.07 Further Action. Upon the terms and subject to the conditions hereof each of the parties hereto shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings, and otherwise to satisfy or cause to be satisfied all conditions precedent to its obligations under this Agreement.

   SECTION 6.08 Public Announcements. Parent, Purchaser and the Company shall consult with each other before issuing any press release or making any public statement with respect to this Agreement, the Tender Offer, the Merger or the other transactions contemplated hereunder and shall not issue any such press release or make any such public statement without the prior consent of the other parties, which shall not be unreasonably withheld; provided, however, that any party may, without the prior consent of the others, issue such press release or make such public statement as may, upon the advice of counsel, be required by law or the rules and regulations of the Nasdaq National Market or other securities exchange, in advance of obtaining such prior consent, in which case, the parties shall cooperate to reach mutual agreement as to the language of any such report, statement or press release. Immediately following the execution and delivery of this Agreement, Parent, Purchaser and the Company are each issuing press releases to be mutually agreed upon with respect to this Agreement, the Tender Offer, the Merger and the other transactions contemplated hereunder.

   SECTION 6.09 Rights Agreement. Prior to July 20, 2001, the Company shall render the Rights Agreement inapplicable to the Tender Offer, the Merger, this Agreement and the other transactions contemplated by this Agreement.

                                   ARTICLE 7

                             ADDITIONAL AGREEMENTS

   SECTION 7.01 Merger Without Stockholders' Meeting. If, as a result of the purchase of shares of Common Stock pursuant to the Tender Offer and compliance with the terms of this Section 7.01, Purchaser owns in the aggregate at least 90% of the shares of Common Stock outstanding upon completion of the Tender Offer, the parties hereto agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the satisfaction or waiver of the conditions to the Merger set forth in Article 8 without a meeting of stockholders of the Company, in accordance with Section 253 of Delaware Law (a "Short-Form Merger").

   SECTION 7.02 Stockholder Approval Required. If required by applicable law in order to consummate the Merger: (a) the Company (acting through the Board in accordance with its Certificate of Incorporation and By-laws and acting as soon as practicable following the acceptance for payment and purchase of shares of Common Stock by Purchaser pursuant to the Tender Offer) shall take all action necessary to seek approval of the Merger and adoption of this Agreement at a duly called and noticed meeting of the stockholders of the Company, which meeting shall be held as promptly as practicable following the consummation of the Tender Offer and the preparation of the Information Statement (as defined in Section 7.02(b)), or by written consent of the stockholders of the Company in lieu of such a meeting. Each of Parent and Purchaser shall vote or grant its consent, as the case may be, with respect to all shares of Common Stock owned by it, to the approval of the Merger and adoption of this Agreement.

   (b) If required by applicable law in order to consummate the Merger, as promptly as practicable after the acceptance for payment and purchase of shares of Common Stock by Purchaser pursuant to the Tender Offer, (i) Parent, Purchaser and the Company shall cooperate in preparing, and the Company shall cause to be filed with the SEC, a consent solicitation statement or information statement that meets the requirements of the Exchange Act and the regulations promulgated thereunder, including without limitation, Schedules 14C and 13E-3 (together with any amendments thereof or supplements thereto, the "Information Statement") to seek the approval and adoption of this Agreement by the stockholders of the Company. Each of Parent, Purchaser and the Company shall furnish all information as the other parties may reasonably request in connection with such actions and the preparation of the Information Statement.

   SECTION 7.03 Covenants Relating to Information Statement. If an Information Statement is required pursuant to Section 7.02 hereof:

      (a) The Information Statement shall include the recommendations of the Special Committee and the Board to the stockholders of the Company to approve and adopt this Agreement; provided, however, that the Special Committee and the Board may, at any time prior to the Effective Time, withdraw, modify or change any such recommendation to the extent that the Special Committee or the Board based on the recommendation of the Special Committee (in each case after receiving the advice of outside nationally recognized legal counsel) reasonably determined in good faith that its fiduciary duties under applicable law require it to take such actions; provided further that nothing in this section shall affect the Company's obligation to duly call and notice a meeting of the Company's stockholders as contemplated by Section 7.02(a) and to take all actions contemplated by
   Section 7.02(b) (regardless of whether the recommendation of the Special Committee or the Board shall have been withdrawn, modified or changed).

      (b) No amendment or supplement to the Information Statement will be made by the Company, Parent or Purchaser without the approval of the other parties (such approval not to be unreasonably withheld or delayed). Each of Parent, Purchaser and the Company will advise the other, promptly after it receives notice thereof, of any request by the SEC for amendment of the Information Statement or comments thereon and responses thereto or requests by the SEC for additional information.

      (c) The information supplied by the Company for inclusion in the Information Statement or any other documents to be filed with the SEC in connection with the Merger shall not, at the time the Information Statement is first mailed to the stockholders of the Company or at the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to the Company or any of its subsidiaries, or their respective officers or directors, should be discovered by the Company which, pursuant to the Securities Act or the Exchange Act, should be set forth in an amendment or a supplement to the Information Statement, the Company shall promptly inform Parent and Purchaser thereof. All documents that the Company is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

      (d) The information supplied in writing by Parent and Purchaser for inclusion in the Information Statement or any other documents to be filed with the SEC in connection with the Merger shall not, at the time the Information Statement is first mailed to the stockholders of the Company or at the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to Parent or Purchaser, or their respective officers or directors, should be discovered by Parent or Purchaser which, pursuant to the Securities Act or the Exchange Act, should be set forth in an amendment or a supplement to the Information Statement, Parent or Purchaser shall promptly inform the Company thereof. All documents that Parent or Purchaser is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

                                   ARTICLE 8

                           CONDITIONS TO THE MERGER

   SECTION 8.01 Conditions to the Obligations of Each Party. The obligations of Parent, Purchaser and the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following conditions:

      (a) Stockholder Approval. If required by Delaware law, this Agreement shall have been approved and adopted by the requisite affirmative vote of the stockholders of the Company in accordance with Delaware Law and the Company's Certificate of Incorporation.

      (b) No Order. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law or executive order or award (whether temporary, preliminary or permanent) (an "Order") that is then in effect and has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

      (c) Purchase of Shares. Purchaser shall have purchased shares of Common Stock pursuant to the Tender Offer.

                                   ARTICLE 9

                       TERMINATION, AMENDMENT AND WAIVER

   SECTION 9.01 Termination. This Agreement may be terminated and the Tender Offer and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement by the stockholders of the Company, as follows:

      (a) by mutual written consent duly authorized by the Boards of Directors of each of Parent, Purchaser and the Company (provided that such consent of the Board is approved by the Special Committee);

      (b) by Parent, Purchaser or the Company if any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law or Order or taken any other action restraining, enjoining or otherwise prohibiting the consummation of the Tender Offer or the Merger and such Law, Order or other action shall have become final and nonappealable;

      (c) by Parent at any time prior to the purchase of shares pursuant to the Tender Offer, if the Special Committee or the Board based on the recommendation of the Special Committee shall have (i) withdrawn, modified or changed, or proposed to withdraw, modify or change, its approval or recommendation of this Agreement, the Tender Offer, the Merger or the other transactions contemplated hereby in any manner which Parent determines to be adverse to Parent, (ii) approved or recommended, or proposed to approve or recommend, the approval or acceptance of, or announced, or proposed to announce, a neutral position with respect to, a proposal from a Person other than Parent or Purchaser with respect to any acquisition of the Company or any purchase of all or any part of the capital stock of the Company (except in satisfaction of the obligations contained in Section 3.05 hereof) or any merger, sale of substantial assets or similar transaction involving the Company or (iii) failed to reaffirm its approval or recommendation of this Agreement, the Tender Offer, the Merger or the other transactions contemplated hereby upon the request of Parent;

      (d) prior to the purchase of shares pursuant to the Tender Offer, by Parent upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue ("Terminating Company Breach"); provided that, if such Terminating Company Breach is curable by the Company through the exercise of its commercially reasonable efforts and for as long as the Company continues to exercise such commercially reasonable efforts, Parent and Purchaser may not terminate this Agreement under this Section 9.01(d);

      (e) prior to the purchase of shares pursuant to the Tender Offer, by the Company (as agreed to by the Special Committee) upon a breach of any representation, warranty, covenant or agreement on the part of Parent or Purchaser set forth in this Agreement, or if any representation or warranty of Parent or Purchaser shall have become untrue ("Terminating Parent Breach"); provided that, if such Terminating Parent Breach is curable by Parent or Purchaser as the case may be, through the exercise of its commercially reasonable efforts and for as long as Parent or Purchaser, as the case may be, continues to exercise such commercially reasonable efforts, the Company may not terminate this Agreement under this Section 9.01(e);

      (f) by the Company (as agreed to by the Special Committee) if due to an occurrence or circumstance, not involving a breach by the Company of its obligations hereunder, which would result in a failure to satisfy any of the conditions set forth in Annex A hereto or otherwise, Parent shall have failed to commence the Tender Offer within fifteen Business Days following the date of this Agreement, terminated the Tender Offer or permitted the Tender Offer to expire without the purchase of shares of Common Stock thereunder; or

      (g) by Parent or Purchaser after ninety (90) days after the date hereof, if Parent shall not have theretofore purchased shares of Common Stock pursuant to the Tender Offer solely as a result of a failure of any of the conditions set forth in Annex A hereto.

   The right of any party hereto to terminate this Agreement pursuant to this
Section 9.01 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any person controlling any such party or any of their respective officers or directors, whether prior to or after the execution of this Agreement.

   SECTION 9.02 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.01 by Parent or Purchaser, on the one hand, or the Company, on the other hand, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall become void and have no effect, and there shall be no liability hereunder on the part of Parent, Sub or the Company, except that Sections 4.18, 5.05, 9.05 and Article 10 and this
Section 9.02 shall survive any termination of this Agreement. Nothing in this
Section 9.02 shall relieve any party to this Agreement of liability for willful breach of this Agreement.

   SECTION 9.03 Amendment. To the fullest extent permitted by Delaware Law, this Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that any such amendment must also be approved by the Special Committee. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

   SECTION 9.04 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of another party hereto, (b) waive any inaccuracy in the representations and warranties of another party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of another party or condition to its own obligations contained herein; provided, however, that, if the Company seeks to make such extension or waiver as provided in clause (a),
(b) or (c) above, it must first obtain the approval of the Special Committee. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

   SECTION 9.05 Fees and Expenses. (a) Except as provided in paragraph (b) below, all Expenses (as defined below) incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Tender Offer, the Merger or any other transaction is consummated. "Expenses" as used in this Agreement shall include all out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Information Statement, the solicitation of stockholder approvals and all other matters related to the Tender Offer, the Merger and the other transactions contemplated by this Agreement.

   (b) If this Agreement is terminated by (i) Parent in accordance with Section 9.01(c) and at such time there is no Terminating Parent Breach, then the Company shall on the day next succeeding the date of such termination or, if earlier, immediately prior to the Company entering into an agreement with respect to an Acquisition Proposal (I) reimburse Parent in immediately available funds for all Expenses of Royal Ahold, Parent and Purchaser and (II) pay to Parent $500,000 in immediately available funds.

                                  ARTICLE 10

                              GENERAL PROVISIONS

   SECTION 10.01 Nonsurvival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive the Effective Time of the Merger; provided, that this section shall not limit any agreement which by its terms contemplates performance after the Effective Time or after termination of this Agreement.

   SECTION 10.02 Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee's location on any Business Day after 5:00 p.m. (addressee's local time) shall be deemed to have been received at 9:00 a.m. (addressee's local time) on the next Business Day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

   If to Royal Ahold, Parent or Purchaser:

       Koninklijke Ahold NV
       Albert Heijnweg I
       1507 EH Zaandam, The Netherlands
       Attention: Ton van Tielraden, Esq.
       Facsimile: (31-75) 659-8366

       with copies to:
       White & Case LLP
       1155 Avenue of the Americas
       New York, New York 10036
       Attention: John M. Reiss, Esq.
       Oliver C. Brahmst, Esq.
       Telecopier No.: 212-354-8113

       If to the Company:
       Peapod, Inc. 9933 Woods Drive
       Skokie, IL 60077
       Attention: Andrew Parkinson
       Facsimile: (847) 583-9495

       with copies to:
       Sidley Austin Brown & Wood
       Bank One Plaza
       10 South Dearborn Street
       Chicago, IL 60603
       Attention: Christine A. Leahy
       Facsimile: 312-853-7036

       and
       Morris, Nichols, Arsht & Tunnell
       1201 North Market Street
       Wilmington, DE 19801
       Attention: A. Gilchrist Sparks, III, Esq.
       Jeffrey R. Wolters, Esq.
       Facsimile: 302-658-3989

       and to the Special Committee at:
       Mark VanStekelenburg
       1101 Neils Fort
       Greensboro, GA 30642
       Facsimile: 706-467-2771

       and
       Trygve E. Myhren
       Myhren Media, Inc.
       280 Detroit Street
       Suite 200
       Denver, CO 80206
       Facsimile: 303-321-9378

       with copies to:
       Morris, Nichols, Arsht & Tunnell
       1201 North Market Street
       Wilmington, DE 19801
       Attention: A. Gilchrist Sparks, III, Esq.
               Jeffrey R. Wolters, Esq.
       Facsimile: 302-658-3989
or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or five (5) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

   SECTION 10.03 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Purchaser may assign any of its rights and obligations hereunder to one or more of its Affiliates; provided, however, that no such assignment shall relieve Purchaser of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of Section 6.05, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

   SECTION 10.04 Entire Agreement. This Agreement, the Company Disclosure Letter and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all prior representations, warranties, agreements and understandings among the parties, both written and oral, with respect thereto.

   SECTION 10.05 Governing Law; Consent to Jurisdiction. (a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York (except that the statutory and fiduciary duty law of the State of Delaware shall apply to the extent otherwise applicable to the transactions contemplated by this Agreement) without regard to the principles of conflicts of laws thereof.

   (b) Each of the parties hereto (i) consents to submit itself to the exclusive personal jurisdiction of any New York state court or any federal court located in the State of New York in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement and
(ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court.

   SECTION 10.06 Counterparts. This Agreement may be executed by the parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies of this Agreement each signed by less than all, but together signed by all of the parties hereto. This Agreement shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

   SECTION 10.07 Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

   SECTION 10.08 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. The inclusion of any matters in the Company Disclosure Letter in connection with any representation, warranty, covenant or agreement that is qualified as to materiality or "Material Adverse Effect" shall not be an admission by the Company that such matters is material or would have a Material Adverse Effect.

   SECTION 10.09 Waivers. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. Any term, covenant or condition of this Agreement may be waived at any time by the party which is entitled to the benefit thereof, but only by a written notice signed by such party expressly waiving such term or condition. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

   SECTION 10.10 Certain Definitions. As used in this Agreement:

      (a) The term "Affiliate," as applied to any Person, shall mean any other Person directly or indirectly controlling, controlled by, or under common control with, that Person; for purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by," "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

      (b) A Person shall be deemed to "beneficially" own securities if such Person would be the beneficial owner of such securities under Rule 13d-3 under the Exchange Act, including securities which such Person has the right to acquire (whether such right is exercisable immediately or only after the passage of time).

      (c) The term "Business Day" means any day on which commercial banks are open for business in each of New York, New York and Zaandam, The Netherlands other than a Saturday, a Sunday or a day observed as a holiday in New York, New York under the laws of the State of New York or the federal laws of the United States or in Zaandam, The Netherlands under the laws of the Netherlands.

      (d) The term "Person" shall include individuals, corporations, partnerships, trusts, limited liability companies, associations, unincorporated organizations, joint ventures, other entities, groups (which term shall include a "group" as such term is defined in Section 13(d)(3) of the Exchange Act), labor unions or Governmental Entity.

   SECTION 10.11 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent (and only to the extent) of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

   SECTION 10.12 Enforcement of Agreement. The parties hereto agree that irreparable damage would occur if any of the provisions of this Agreement was not performed in accordance with its specific terms or as otherwise breached and that money damages would not be an adequate remedy for any breach of this Agreement. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court referred to in Section 10.05, this being in addition to any other remedy to which they are entitled at law or in equity or pursuant to this Agreement. In any such action for specific performance, each of the parties shall waive (i) the defense of adequacy of a remedy at law and (ii) any requirement for the securing and posting of any bond.

   SECTION 10.13 Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

   SECTION 10.14 Execution. This Agreement may be executed by facsimile signatures by any party and such signature shall be deemed binding for all purposes hereof, without delivery of an original signature being thereafter required.

   SECTION 10.15 Date for any Action. In the event that any date on which any action is required to be taken hereunder by any of the Parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

   SECTION 10.16 Guarantee. Royal Ahold unconditionally guarantees the full payment and performance of the obligations of Parent and Purchaser under this Agreement.

   IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

                                          KONINKLIJKE AHOLD N.V.
                                          (But solely for purposes of Section
                                            5.01, 5.02, 5.03 and 10.16)

                                             /S/ A.M. MEURS
                                          By: _________________________________
                                             Name: A.M. Meurs
                                             Title:Executive Vice President

                                          AHOLD U.S.A. HOLDINGS, INC.

                                             /S/ A.M. MEURS
                                          By: _________________________________
                                             Name: A.M. Meurs
                                             Title:Director

                                          BEAN ACQUISITION CORP.

                                             /S/ A.M. MEURS
                                          By: _________________________________
                                             Name: A.M. Meurs
                                             Title:Vice President

                                          PEAPOD, INC.

                                             /S/ MARC VAN GELDER
                                          By: _________________________________
                                             Name: Marc van Gelder
                                             Title:President and Chief
                                                   Executive Officer

                                                                         ANNEX A

                          ANNEX A TO MERGER AGREEMENT
                        CONDITIONS TO THE TENDER OFFER

   Notwithstanding any other provision of the Tender Offer, and in addition to (and not in limitation of) Parent's rights to extend and amend the Tender Offer at any time in its sole discretion in accordance with the terms of this Agreement, Parent shall not be required to accept for payment, purchase or pay for, subject to any applicable regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered shares of Common Stock (whether or not any shares of Common Stock theretofore have been accepted for payment or paid for pursuant to the Tender Offer), and may terminate the Tender Offer as to any Shares not then paid for, if at any time on or after the date hereof and prior to the time of payment for any such shares of Common Stock, any of the following events shall occur:

   (a) there shall be threatened, instituted or pending (i) any action or proceeding by any Governmental Entity, domestic or foreign, or (ii) any action or proceeding (other than any action or proceeding which in the good faith judgment of Parent would not have a reasonable prospect of withstanding a summary proceeding to dismiss such action or proceeding) by any other Person, in each case before any Governmental Entity, domestic or foreign, (u) challenging or seeking to, or which could reasonably be expected to, make illegal, impede, delay or otherwise directly or indirectly restrain, prohibit or make materially more costly, in relation to the expected cost thereof, the Tender Offer or the Merger or seeking to obtain damages that are material in relation to the currently expected cost of the Tender Offer and the Merger, (v) seeking to prohibit or materially limit the ownership or operation by Parent or Purchaser of all or any material portion of the business or assets of the Company or to compel Parent or Purchaser to dispose of or hold separately all or any material portion of the business or assets of Parent and its subsidiaries taken as a whole or the Company, or seeking to impose any limitation on the ability of Parent or Purchaser to conduct its business or own such assets, (w) seeking to impose limitations on the ability of Parent or Purchaser effectively to exercise full rights of ownership of the shares of Common Stock, including, without limitation, the right to vote any shares acquired or owned by Parent or Purchaser on all matters properly presented to the Company's stockholders, (x) seeking to require divestiture by Parent or Purchaser of any shares of Common Stock, (y) seeking any material diminution in the benefits expected to be derived by Parent or Purchaser as a result of the transactions contemplated by the Tender Offer or the Merger or (z) otherwise directly or indirectly relating to the Tender Offer or the Merger and which has had or could reasonably be expected to have a Material Adverse Effect or a material adverse effect on Parent or the value of the Common Stock;

   (b) there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended or issued and applicable to or deemed applicable to (i) Parent, Purchaser, the Company or any subsidiary of any of them or (ii) the Tender Offer or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign which could reasonably be expected to directly or indirectly, result in any of the consequences referred to in clauses (u) through (z) of paragraph (a) above;

   (c) any of the representations or warranties made by the Company in this Agreement that are qualified as to materiality shall be untrue or incorrect in any respect or any such representations and warranties that are not so qualified shall be untrue or incorrect in any material respect, except (i) for changes specifically permitted by this Agreement and (ii) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date;

   (d) the Company shall have breached or failed in any respect to perform or comply with any obligation, agreement or covenant required by this Agreement to be performed or complied with by it;

   (e) the Special Committee or the Board shall (i) have withdrawn, modified or changed, or proposed to withdraw, modify or change, its approval or recommendation of this Agreement, the Tender Offer, the Merger or the other transactions contemplated hereby in any manner which Parent determines to be adverse to Parent, (ii) have approved or recommended, or proposed to approve or recommend, the approval or acceptance of, or announced, or proposed to announce, a neutral position with respect to, a proposal from a Person other than Parent or Purchaser with respect to any acquisition of the Company or any purchase of all or any part of the capital stock of the Company or any merger, sale of substantial assets or similar transaction involving the Company or
(iii) have failed to reaffirm its approval or recommendation of this Agreement, the Tender Offer, the Merger or the other transactions contemplated hereby upon the request of Parent;

   (f) the Company, acting through the Board (as agreed to by the Special Committee), Parent and Purchaser shall have agreed that Parent shall terminate the Tender Offer or postpone the acceptance for payment of or payment for shares of Common Stock thereunder;

   (g) the Agreement shall have been terminated in accordance with its terms;
or

   (h) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any U.S. securities exchange, in any U.S. over-the-counter market or the NASDAQ National Market System, the New York Stock Exchange, Inc. or Euronext (excluding any coordinated trading halt trig-gered solely as a result of a specified decrease in a market index), (ii) any decline in any of the Dow Jones Industrial Average, the Standard & Poor's Index of 500 Industrial Companies, the New York Stock Exchange Composite Index or the Euronext 100 Index in excess of 20% measured from the close of business on the trading day next preceding the date of the this Agreement (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or the Netherlands, (iv) any material limitation (whether or not mandatory) by any Federal, state or foreign governmental authority or agency on, the extension of credit by banks or other leading institutions, or (v) in the case of any of the foregoing existing at the time of the commencement of the Tender Offer, an acceleration or worsening thereof.

   The foregoing conditions are for the sole benefit of Parent, Purchaser and their respective Affiliates and may be asserted by Parent or Purchaser, in whole or in part, at any time and from time to time in the sole discretion of Parent or Purchaser.

   The failure by Parent or Purchaser at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such rights and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Should the Tender Offer be terminated pursuant to any of the foregoing provisions, all tendered shares of Common Stock not theretofore accepted for payment shall forthwith be returned to the tendering stockholders.

                 ANNEX B--FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

                FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

   This FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this "First Amendment"), dated as of July 26, 2001, by and among Koninklijke Ahold N.V., a public company with limited liability organized and existing under the laws of The Netherlands ("Royal Ahold"), Ahold U.S.A. Holdings, Inc., a Maryland corporation and an indirect wholly owned subsidiary of Royal Ahold ("Parent"), Bean Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), and Peapod, Inc., a Delaware corporation (the "Company"). All capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to them in the Merger Agreement referred to below.

                                   RECITALS

   WHEREAS, Royal Ahold, Parent, Purchaser and the Company are parties to an Agreement and Plan of Merger dated as of July 16, 2001 (the "Merger Agreement");

   WHEREAS, the Stock Plans provide that in the event of a Change in Control (as defined in the Stock Plans) each Option will immediately be canceled by the Company, and the holder shall receive, within ten days of the occurrence of the Change in Control, a cash payment from the Company in an amount equal to the aggregate spread for the Options;

   WHEREAS, the Merger Agreement provides that at the Effective Time each Option will immediately be canceled by the Company, and the holder shall receive, immediately prior to the Effective Time, a cash payment from the Company in an amount equal to the aggregate spread for the Options, and may require the Company to obtain a consent of the holders of Options to amend the Stock Plans to provide for payment of the aggregate spread immediately prior to the Effective Time instead of within 10 days of the occurrence of the Change in Control;

   WHEREAS, the Company has informed Royal Ahold, Parent and Purchaser that it would not be practical to obtain any such consent of each of the holders of Options;

   WHEREAS, Royal Ahold, Parent and Purchaser have agreed to amend the Merger Agreement to provide for payment of the aggregate spread of the Options at such earlier date following a "Change in Control" (as defined in the Stock Plans) as required by the Stock Plans; and

   NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein, the parties hereto agree as follows:

   1. Amendments. The Merger Agreement is hereby amended as follows:

      (a) Section 3.05(i) of the Merger Agreement is hereby amended to read in its entirety as follows:

       "(i) provide for the cancellation, effective at the Effective Time or such earlier date following a "Change in Control" (as defined in the Stock Plans) as required by the Stock Plans, subject to the Cash Payment (as defined below), if any, being made, of all Options;".

      (b) The second sentence of Section 3.05 of the Merger Agreement is hereby amended to read in its entirety as follows:

       "Immediately prior to the Effective Time or such earlier date following a "Change in Control" (as defined in the Stock Plans) as required by the Stock Plans, each Option, whether or not then vested or exercisable, shall no longer be exercisable for the purchase of shares of Common Stock but shall entitle each holder thereof, in cancellation and settlement therefor, to payments by the Company in cash (subject to any applicable withholding taxes, the "Cash Payment") equal to the product of (x) the total number of shares of Common Stock subject to such Option immediately prior to the Effective Time or such earlier date, as applicable, whether or not then vested or exercisable, and (y) the excess, if any, of the Merger Consideration over the per share exercise price of such Option, each such Cash Payment to be paid by the Surviving Corporation or the Company to each holder of an outstanding Option promptly following the Effective Time, or such earlier date, as applicable."

      (c) Section 4.05(ii) of the Merger Agreement is hereby amended to read in its entirety as follows:

       "(ii) 6,745,429 shares are reserved for issuance pursuant to outstanding options and warrants and existing employee stock plans,".

      (d) Except as amended hereby, the Merger Agreement remains unchanged and in full force and effect.

   2. Representations and Warranties. The Company represents and warrants to Parent and the Purchaser that (a) the Company has the requisite corporate power and authority to execute, deliver and perform this First Amendment; (b) the execution and delivery of this First Amendment have been duly authorized by the Special Committee and the Board of Directors of the Company and this First Amendment constitutes the Company's legal, valid and binding obligation, enforceable against it in accordance with its terms; (c) the execution, delivery and performance by the Company of this First Amendment does not violate, conflict with or constitute a breach of the Company 's Certificate of Incorporation or By-laws, any Law applicable to it or any court order, contract or agreement by which it or its properties are bound; (d) no consent, approval or authorization of, or filing with, any Governmental Entity, and no consent of any other Person, is required in connection with the Company's execution, delivery, and performance of this First Amendment.

   3. Miscellaneous.

   (a) Binding Effect. This First Amendment shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns. Notwithstanding anything contained in this First Amendment to the contrary, nothing in this First Amendment, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this First Amendment.

   (b) Governing Law; Consent to Jurisdiction. This First Amendment shall be governed by and construed in accordance with the laws of the State of New York (except that the statutory and fiduciary duty law of the State of Delaware shall apply to the extent otherwise applicable hereto) without regard to the principles of conflicts of laws thereof. Each of the parties hereto (i) consents to submit itself to the exclusive personal jurisdiction of any New York state court or any federal court located in the State of New York in the event any dispute arises out of this First Amendment or any of the transactions contemplated by this First Amendment and (ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court.

   (c) Counterparts. This First Amendment may be executed by the parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies of this First Amendment each signed by less than all, but together signed by all of the parties hereto. This First Amendment shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

   (d) Headings. Headings of the sections of this First Amendment are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

   (e) Severability. Any term or provision of this First Amendment which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent (and only to the extent) of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this First Amendment or affecting the validity or enforceability of any of the terms or provisions of this First Amendment in any other jurisdiction. If any provision of this First Amendment is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this First Amendment so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

   (f) Waiver of Jury Trial. EACH PARTY TO THIS FIRST AMENDMENT WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS FIRST AMENDMENT.

   (g) Execution. This First Amendment may be executed by facsimile signatures by any party and such signature shall be deemed binding for all purposes hereof, without delivery of an original signature being thereafter required.

   IN WITNESS WHEREOF, the parties have executed this First Amendment and caused the same to be duly delivered on their behalf on the day and year first written above.

                                          KONINKLIJKE AHOLD N.V.

                                             /S/ ALLAN S. NODDLE
                                          By:__________________________________
                                             Name: Allan S. Noddle
                                             Title: Executive Vice President

                                          AHOLD U.S.A. HOLDINGS, INC.

                                             /S/ BRIAN W. HOTAREK
                                          By: _________________________________
                                             Name: Brian W. Hotarek
                                             Title: Executive Vice President
                                             and Assistant Secretary

                                          BEAN ACQUISITION CORP.

                                             /S/ BRIAN W. HOTAREK
                                          By: _________________________________
                                             Name: Brian W. Hotarek
                                             Title: Director

                                          PEAPOD, INC.

                                             /S/ MARC VAN GELDER
                                          By: _________________________________
                                             Name: Marc van Gelder
                                             Title: President and Chief
                                             Executive Officer

                              ANNEX C--OPINION OF WILLIAM BLAIR & COMPANY L.L.C.


[LOGO] William Blair & Company
                           Limited Liability Company

                                                                   July 16, 2001

Special Committee of the
Board of Directors
Peapod, Inc.
9933 Woods Drive
Skokie, Illinois 60077

Gentlemen:

   You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock (other than Koninklijke Ahold N.V.) (collectively the "Stockholders") of Peapod, Inc. (the "Company") of the $2.15 per share in cash (the "Consideration") proposed to be paid to the Stockholders pursuant to the Agreement and Plan of Merger dated as of July 16, 2001 (the "Merger Agreement") by and among Koninklijke Ahold N.V. ("Ahold"), Ahold U.S.A., Holdings Inc., an indirect wholly owned subsidiary of Ahold ("Parent"), Bean Acquisition Corp., a wholly owned subsidiary of Parent ("Purchaser"), and the Company. Pursuant to the Merger Agreement, Parent will cause Purchaser to commence a tender offer (the "Tender Offer") for all outstanding shares of common stock of the Company, $0.01 par value per share ("Company Common Stock"), at a price of $2.15 per share. Pursuant to the terms and conditions set forth in the Merger Agreement, following the Tender Offer, Purchaser will be merged into the Company (the "Merger") and each share of Company Common Stock outstanding (other than shares held by Ahold or any direct or indirect wholly owned subsidiary thereof or by any stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive the Consideration upon consummation of the Merger.

   We are familiar with the Company and are providing currently, and have in the past provided from time to time, certain investment banking services to the Company, including acting as a co-manager in the Company's initial public offering.

   In connection with our review of the proposed Merger and the preparation of our opinion herein, we have examined: (a) the Merger Agreement; (b) audited historical financial statements of the Company for the three years ended December 31, 2000; (c) unaudited financial statements of the Company for the three months ended March 31, 2001; (d) certain internal business, operating and financial information and forecasts of the Company including the Company's plan through 2005 which requires $115 million in funding (the "Forecasts"), prepared by the senior management of the company; (e) information regarding publicly available financial terms of certain other business combinations we deemed relevant; (f) the financial position and operating results of the Company compared with those of certain other publicly traded companies we deemed relevant; (g) current and historical market prices and trading volumes of the Company Common Stock; (h) share amounts and terms of the Company's existing preferred stock and Company Common Stock, and warrants and options exercisable for Company Common Stock; (i) the amount of the Company's current net operating loss carryforwards; and (j) certain other publicly available information on the Company. We have also held discussions with members of the senior management of the Company to discuss the foregoing, have considered other matters which we have deemed relevant to our inquiry and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant.

   In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with us for purposes of this opinion, including the Forecasts provided by senior management. We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of the Company or Ahold. We have been advised by the senior management of the Company that the Forecasts examined by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company. In that regard, we have assumed, with your consent, that (i) the Forecasts will be achieved and (ii) all material assets and liabilities (contingent or otherwise) of the Company are as set forth in the Company's financial statements or other information made available to us. We express no opinion with respect to the Forecasts or the estimates and judgments on which they are based. We were not requested to, and did not, participate in the negotiation or structuring of the Tender Offer and Merger other than with respect to the Consideration. Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We have relied as to all legal matters on advice of counsel, and have assumed that the Tender Offer and Merger will be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by the Company. We were not requested to, nor did we, seek alternative participants for the proposed Tender Offer and Merger.

   William Blair & Company has been engaged in the investment banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of our business, we may from time to time make a market in or trade the securities of the Company for our own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. We also may from time to time provide research coverage with respect to the securities of the Company. We have acted as the investment banker to the Company in connection with the Company's initial public offering. We will receive a fee from the Company for our services, a significant portion of which is contingent upon consummation of the Tender Offer and Merger. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

   We are expressing no opinion herein as to the price at which Company Common Stock will trade at any future time or as to the effect of the Tender Offer and Merger on the trading price of Company Common Stock. Such trading price may be affected by a number of factors, including but not limited to (i) changes in prevailing interest rates and other factors which generally influence the price of securities, (ii) adverse changes in the current capital markets, (iii) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Company, the Company's competitors or in the Company's market, (iv) any necessary actions by or restrictions of federal, state or other governmental agencies or regulatory authorities, and
(v) timely completion of the Tender Offer and Merger.

   Our investment banking services and our opinion were provided for the use and benefit of the Special Committee of the Board of Directors of the Company in connection with its consideration of the transactions contemplated by the Merger Agreement. Our opinion is limited to the fairness, from a financial point of view, to the Stockholders of the Consideration, and we do not address the merits of the underlying decision by the Company to engage in the Tender Offer and the Merger and this opinion does not constitute a recommendation to any stockholder whether to tender in the Tender Offer or as to how such stockholder should vote with respect to the proposed Merger, if such vote is required. It is understood that this letter may not be disclosed or otherwise referred to without our prior written consent, except that the opinion may be included in its entirety in the offer to purchase mailed to the stockholders by the Company with respect to the Tender Offer.

   Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Consideration is fair, from a financial point of view, to the Stockholders.

                                          Very truly yours,

                                          /s/ WILLIAM BLAIR & COMPANY, L.L.C.

                                    ANNEX D--GENERAL CORPORATION LAW OF DELAWARE

                         SECTION 262 APPRAISAL RIGHTS

   (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S)228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

   (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S)251 (other than a merger effected pursuant to (S)251(g) of this title), (S)252, (S)254, (S)257, (S)258, (S)263 or (S)264 of this title:

      (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of (S)251 of this title.

      (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to (S)251,
   (S)252, (S)254, (S)257, (S)258, (S)263 and (S)264 of this title to accept for such stock anything except:

          a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

          b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

          c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

          d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

      (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S)253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

   (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

   (d) Appraisal rights shall be perfected as follows:

      (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder,s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

      (2) If the merger or consolidation was approved pursuant to (S)228 or
   (S)253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

   (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

   (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

   (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

   (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

   (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

   (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

   (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

   (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

   Copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates and any other required documents should be sent by each Holder or such Holder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below:

                       The Depositary for the Offer is:

[LOGO] WILMINGTON
  TRUST
                           Wilmington Trust Company

                                                        By Hand/Overnight
        By Mail:                By Facsimile:               Courier:
 Wilmington Trust Company       (302) 651-1079       Wilmington Trust Company
     1100 North Market                                  Rodney Square North
    StreetRodney Square                                  1105 North Market
    NorthWilmington, DE                                     Street-1st
 19899-8861Attn: Corporate                              FloorWilmington, DE
    TrustReorg Services                                19890Attn: Corporate
                                                        TrustReorg Services

                          For Confirmation Telephone:
                                (302) 651-8869

   Questions and requests for assistance may be directed to the Information Agent at their respective addresses and telephone numbers as set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal, or other related tender offer materials may be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

                    The Information Agent for the Offer is:

                           [LOGO] MORROW & CO., INC.

                                445 Park Avenue
                           New York, New York 10022
                         Call Collect: (212) 754-8000

                   Stockholders Please Call: (800) 607-0088
                       E-mail: peapod.info@morrowco.com


                                      1